Management’s Discussion and Analysis

This Management’s Discussion and Analysis (MD&A) contains important information about our business and our performance for the year ended December 31, 2021. This MD&A should be read in conjunction with our 2021 Audited Consolidated Financial Statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

All dollar amounts are in Canadian dollars unless otherwise stated. All percentage changes are calculated using the rounded numbers as they appear in the tables. This MD&A is current as at March 3, 2022 and was approved by RCI’s Board of Directors (the Board). This MD&A includes forward-looking statements and assumptions. See “About Forward-Looking Information” for more information.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Effective January 1, 2022, we will be changing the way in which we report certain subscriber metrics in both our Wireless and Cable segments. Commencing in the first quarter of 2022, we will begin presenting postpaid mobile phone subscribers, prepaid mobile phone subscribers, and mobile phone ARPU in our Wireless segment. We will also no longer report blended average billings per unit (ABPU). In Cable, we will begin presenting retail Internet subscribers among other product metrics. These changes are a result of shifts in the ways in which we manage our business, including the significant adoption of our wireless device financing program, and to better align with industry practices. See “Key Performance Indicators” for more information.

In this MD&A, first quarter refers to the three months ended March 31, 2021, second quarter refers to the three months ended June 30, 2021, third quarter refers to the three months ended September 30, 2021, fourth quarter refers to the three months ended December 31, 2021, this year refers to the twelve months ended December 31, 2021, and last year refers to the twelve months ended December 31, 2020. All results commentary is compared to the equivalent periods in 2020 or as at December 31, 2020, as applicable, unless otherwise indicated.

™Rogers and related marks are trademarks of Rogers Communications Inc. or an affiliate, used under licence. All other brand names, logos, and marks are trademarks and/or copyright of their respective owners. ©2022 Rogers Communications

ABOUT FORWARD-LOOKING INFORMATION

This MD&A includes “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking information”), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information:

•

typically includes words like could, expect, may, anticipate, assume, believe, likely, intend, estimate, plan, project, predict, potential, guidance, outlook, target, and similar expressions, although not all forward-looking information includes them;

•

includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors, that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and

•	was approved by our management on the date of this MD&A.

Our forward-looking information includes conclusions, forecasts, and projections related to the following items, among others:

•	revenue;
•	total service revenue;
•	adjusted EBITDA;
•	capital expenditures;
•	cash income tax payments;
•	free cash flow;
•	dividend payments;
•	the growth of new products and services;
•	expected growth in subscribers and the services to which they subscribe;
•	the cost of acquiring and retaining subscribers and deployment of new services;
•	continued cost reductions and efficiency improvements;
•	our debt leverage ratio;
•	statements relating to plans we have implemented in response to the COVID-19 pandemic (COVID-19) and its impact on us;
•	the expected timing and completion of the proposed acquisition of Shaw Communications Inc. (Shaw) (Transaction);
•	the benefits expected to result from the Transaction, including corporate, operational, scale, and other synergies, and their anticipated timing; and
•	all other statements that are not historical facts.

Specific forward-looking information included in this MD&A includes, but is not limited to, information and statements under “Financial and Operating Guidance” relating to our 2022 consolidated guidance on total service revenue, adjusted EBITDA, capital expenditures, and free cash flow. All other statements that are not historical facts are forward-looking information.

We base our conclusions, forecasts, and projections (including the aforementioned guidance) on a number of estimates, expectations, assumptions, and other factors, including, among others:

•	general economic and industry growth rates;
•	currency exchange rates and interest rates;
•	product pricing levels and competitive intensity;
•	subscriber growth;
•	pricing, usage, and churn rates;
•	changes in government regulation;

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MANAGEMENT’S DISCUSSION AND ANALYSIS

•	technology and network deployment;
•	availability of devices;
•	timing of new product launches;
•	content and equipment costs;
•	the integration of acquisitions;
•	industry structure and stability; and
•	the impact of COVID-19 on our operations, liquidity, financial condition, or results.

Except as otherwise indicated, this MD&A and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetization events, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

RISKS AND UNCERTAINTIES

Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:

•	regulatory changes;
•	technological changes;
•	economic, geopolitical, and other conditions affecting commercial activity;
•	unanticipated changes in content or equipment costs;
•	changing conditions in the entertainment, information, and/or communications industries;
•	sports-related work stoppages or cancellations and labour disputes;
•	the integration of acquisitions;
•	litigation and tax matters;
•	the level of competitive intensity;
•	the emergence of new opportunities;
•	external threats, such as epidemics, pandemics, and other public health crises, natural disasters, the effects of climate change, or cyberattacks, among others;
•

risks related to the Transaction, including the timing, receipt, and conditions related to the applicable approvals and expiry of certain waiting periods under the Broadcasting Act (Canada), the Competition Act (Canada), and the Radiocommunication Act (Canada) (collectively, Key Regulatory Approvals); satisfaction of the various conditions to close the Transaction; financing the Transaction; and the anticipated benefits and successful integration of the businesses and operations of Rogers and Shaw; and the other risks outlined in “Risks and Uncertainties Affecting our Business – Shaw Transaction” in this MD&A; and

•	new interpretations and new accounting standards from accounting standards bodies.

These risks, uncertainties, and other factors can also affect our objectives, strategies, and intentions. Many of these risks, uncertainties, and other factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

BEFORE MAKING AN INVESTMENT DECISION

Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, its operations, and its financial performance and condition, fully review the sections in this MD&A entitled “Regulation in our Industry” and “Environmental, Social, and Governance (ESG)”, as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively.

FOR MORE INFORMATION

You can find more information about us, including our Annual Information Form, on our website (investors.rogers.com), on SEDAR (sedar.com), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this document does not constitute part of this MD&A.

You can also find information about our governance practices, corporate social responsibility reporting, a glossary of communications and media industry terms, and additional information about our business at investors.rogers.com.

12     |   ROGERS COMMUNICATIONS INC.  2021 ANNUAL REPORT

Executive Summary

ABOUT ROGERS

Rogers is a leading Canadian technology and media company that provides world-class communications services and entertainment to consumers and businesses on our award-winning networks. Our founder, Ted Rogers, purchased his first radio station, CHFI, in 1960. Today we are dedicated to providing industry-leading wireless, cable, sports, and media to millions of customers across Canada. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Almost all of our operations and sales are in Canada. We have a highly skilled and diversified workforce of approximately 23,000 employees. Our head office is in Toronto, Ontario and we have numerous offices across Canada. We report our results of operations in three reportable segments. See “Understanding Our Business” for more information.

2021 HIGHLIGHTS

KEY FINANCIAL INFORMATION

	Years ended December 31

(In millions of dollars, except margins and per share amounts)	2021	2020	% Chg
Consolidated
Total revenue	14,655	13,916	5
Total service revenue [1]	12,533	11,955	5
Adjusted EBITDA [2]	5,887	5,857	1
Adjusted EBITDA margin [2]	40.2%	42.1%	(1.9 pts )

Net income	1,558	1,592	(2)
Adjusted net income [2]	1,803	1,725	5

Basic earnings per share	$3.09	$3.15	(2)
Adjusted basic earnings per share [2]	$3.57	$3.42	4

Capital expenditures [3]	2,788	2,312	21
Cash provided by operating activities	4,161	4,321	(4)
Free cash flow [2]	1,671	2,366	(29)
Wireless
Service revenue	6,666	6,579	1
Revenue	8,768	8,530	3
Adjusted EBITDA	4,214	4,067	4
Adjusted EBITDA service margin [4]	63.2%	61.8%	1.4 pts
Adjusted EBITDA margin [5]	48.1%	47.7%	0.4 pts
Cable
Revenue	4,072	3,946	3
Adjusted EBITDA	2,013	1,935	4
Adjusted EBITDA margin	49.4%	49.0%	0.4 pts
Media
Revenue	1,975	1,606	23
Adjusted EBITDA	(127)	51	n/m
Adjusted EBITDA margin	(6.4)%	3.2%	(9.6 pts )

n/m – not meaningful

[1]	As defined. See “Key Performance Indicators”.
[2]

Adjusted EBITDA is a total of segments measure. Adjusted EBITDA margin is a supplementary financial measure. Adjusted basic earnings per share is a non-GAAP ratio. Adjusted net income is a non-GAAP financial measure and is a component of adjusted basic earnings per share. Free cash flow is a capital management measure. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See “Non-GAAP and Other Financial Measures” for more information about these measures.

[3]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.
[4]	Calculated using Wireless service revenue.
[5]	Calculated using Wireless total revenue.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

KEY PERFORMANCE INDICATORS

	As at or years ended December 31
	2021	2020	Chg
Subscriber results (in thousands) [1]
Wireless postpaid net additions	448	245	203
Wireless prepaid net losses	(94)	(142)	48
Wireless subscribers	11,297	10,943	354

Internet net additions	49	57	(8)
Internet subscribers [2]	2,665	2,598	67

Ignite TV net additions	244	218	26
Total Ignite TV subscribers	788	544	244

Customer relationships net additions	31	12	19
Total customer relationships [2]	2,581	2,530	51
Additional Wireless metrics [1]
Postpaid churn (monthly)	0.95%	1.00%	(0.05 pts	)
Blended ARPU (monthly) [1,3]	$50.26	$50.75	($0.49)
Additional Cable metrics [1]
ARPA (monthly) [1,3]	$132.58	$130.70	$1.88
Penetration	54.9%	55.3%	(0.4 pts	)
Ratios
Capital intensity [1,3]	19.0%	16.6%	2.4 pts
Dividend payout ratio of net income [1,3]	64.8%	63.4%	1.4 pts
Dividend payout ratio of free cash flow [1,3]	60.4%	42.7%	17.7 pts
Return on assets [1,3]	3.7%	4.1%	(0.4 pts	)
Debt leverage ratio [4]	3.4	3.0	0.4
Employee-related information
Total active employees	23,000	24,000	(1,000)

[1]	As defined. See “Key Performance Indicators”.
[2]

On September 1, 2021, we acquired approximately 18,000 Internet subscribers and 20,000 customer relationships as a result of our acquisition of Seaside Communications, which are not included in net additions, but do appear in the ending total balance for December 31, 2021.

[3]

Blended ARPU, ARPA, capital intensity, dividend payout ratio of net income, dividend payout ratio of free cash flow, and return on assets are supplementary financial measures. See “Non-GAAP and Other Financial Measures” for an explanation as to the composition of these measures.

[4]

Debt leverage ratio is a capital management measure. As a result of our issuance of subordinated notes in December 2021 (see “Managing our Liquidity and Financial Resources”), we have amended our definition of this measure. See “Non-GAAP and Other Financial Measures” and “Financial Condition” for more information about this measure.

14     |   ROGERS COMMUNICATIONS INC.  2021 ANNUAL REPORT

FINANCIAL HIGHLIGHTS

Our stable financial position throughout this year enabled us to prioritize the actions we needed to take as a result of COVID-19, continue to make high priority investments in our network, and ensure customers stayed connected during this critical time.

REVENUE

Revenue increased by 5% this year, driven by a 1% increase in Wireless service revenue, a 3% increase in Cable revenue, and a 23% increase in Media revenue.

Wireless service revenue increased by 1% this year, largely as a result of a larger postpaid subscriber base and higher roaming revenue, as COVID-19-related global travel restrictions were generally less strict than in 2020, partially offset by lower overage revenue. Wireless equipment revenue increased by 8% as a result of higher device upgrades by existing customers and a shift in the product mix towards higher-value devices, partially offset by fewer of our new subscribers purchasing devices.

Cable revenue increased by 3% this year as a result of the movement of Internet customers to higher speed and usage tiers, the increases in our Internet and Ignite TV subscriber bases, and disciplined promotional activity and Internet service pricing changes in late 2020, partially offset by declines in our legacy television and home phone subscriber bases.

Media revenue increased by 23% this year, primarily as a result of the postponement of the start of the 2020-2021 NHL and NBA seasons, shifting revenue to 2021, and higher Toronto Blue Jays™ attendance-related revenue as COVID-19 restrictions eased and fan attendance was permitted.

ADJUSTED EBITDA

Adjusted EBITDA increased 1% this year, primarily due to 4% increases in Wireless and Cable adjusted EBITDA, partially offset by the decrease in Media adjusted EBITDA, with a consolidated adjusted EBITDA margin of 40%.

Wireless adjusted EBITDA increased 4% this year, as a result of the flow-through impact of the aforementioned increases in revenue and lower bad debt expense. Although a decrease from 2020, the ongoing long-term shift to customers financing their device purchases is reflected in the general improvement in our equipment margin.

Cable adjusted EBITDA increased 4% this year, primarily as a result of higher revenue, as discussed above.

Media adjusted EBITDA decreased by $178 million this year, primarily due to higher programming and production costs as a result of the postponement of the start of the 2020-2021 NHL and NBA seasons, higher general operating costs as a result of the resumption of sports and increased activities as COVID-19 restrictions eased, and higher Toronto Blue Jays player payroll and game day costs, partially offset by higher revenue as discussed above.

NET INCOME AND ADJUSTED NET INCOME

Adjusted net income increased 5% this year, primarily as a result of the increase in adjusted EBITDA and lower finance costs. Net income decreased 2%, and was also affected by higher restructuring, acquisition and other costs attributable to the Transaction. See “Review of Consolidated Performance” for more information.

CASH FLOW AND AVAILABLE LIQUIDITY

We returned substantial cash to shareholders this year through the payment of $1.01 billion in dividends. In addition, we declared a $0.50 per share dividend on January 26, 2022.

Our cash provided by operating activities decreased by 4% this year, primarily affected by higher income taxes paid and higher restructuring, acquisition and other costs paid associated with the Transaction. Although free cash flow decreased 29% this year, we continued to generate substantial free cash flow of $1,671 million. The decrease was primarily as a result of higher capital expenditures to support increased network investments and higher cash income taxes due to our transition to a device financing business model.

Our debt leverage ratio was 3.4 as at December 31, 2021, up from 3.0 as at December 31, 2020, driven by higher adjusted net debt, primarily due to an increase in our short-term borrowings from our non-revolving credit facilities used to pay for 3500 MHz spectrum licences and the issuance of $2 billion of subordinated notes in December 2021.

Our overall weighted average cost of borrowings was 3.95% as at December 31, 2021 (2020 – 4.09%) and our overall weighted average term to maturity on our debt was 11.6 years as at December 31, 2021 (2020 – 12.8 years).

We ended the year with approximately $4.2 billion of available liquidity1 (2020 – $5.7 billion), including $3.1 billion (2020 – $2.6 billion) available under our bank and letter of credit facilities, $0.4 billion (2020 – $0.6 billion) available under our $1.2 billion receivables securitization program, and $0.7 billion (2020 – $2.5 billion) in cash and cash equivalents.

[1]	Available liquidity is a capital management measure. See “Non-GAAP and Other Financial Measures” for more information about this measure.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Shaw Transaction

On March 15, 2021, we announced an agreement with Shaw to acquire all of Shaw’s issued and outstanding Class A Participating Shares and Class B Non-Voting Participating Shares (collectively, Shaw Shares) for a price of $40.50 per share. The Shaw Family Living Trust, the controlling shareholder of Shaw, and certain members of the Shaw family and certain related persons (Shaw Family Shareholders) will receive (i) $16.20 in cash and (ii) 0.417206775 Class B Non-Voting Shares of Rogers per Shaw Share held by the Shaw Family Shareholders. The Transaction is valued at approximately $26 billion, including the assumption of approximately $6 billion of Shaw debt.

The Transaction will be implemented through a court-approved plan of arrangement under the Business Corporations Act (Alberta). On May 20, 2021, Shaw shareholders voted to approve the Transaction at a special shareholders meeting. The Court of Queen’s Bench of Alberta issued a final order approving the Transaction on May 25, 2021. The Transaction is subject to other customary closing conditions, including receipt of Key Regulatory Approvals. Subject to receipt of all required approvals and satisfaction of other conditions prior to closing, the Transaction is expected to close in the first half of 2022. Rogers has extended the outside date for closing the Transaction from March 15, 2022 to June 13, 2022 in accordance with the terms of the arrangement agreement.

The combined entity will build on the strong legacy of two family-founded Canadian companies. It will have the scale, assets, and capabilities needed to deliver unprecedented wireline and wireless broadband and network investments, innovation, and growth in new telecommunications services, and greater choice for Canadian consumers and businesses.

The combination will also accelerate the delivery of critical 5G service across Western Canada, from rural areas to dense cities, more quickly than either company could achieve on its own, by bringing together the expertise and assets of both companies.

In connection with the Transaction, we entered into a binding commitment letter for a committed credit facility with a syndicate of banks in an original amount up to $19 billion. During the year, we entered into a $6 billion non-revolving credit facility (Shaw term loan facility), which served to reduce the amount available under the committed credit facility to $13 billion. See “Managing our

Liquidity and Financial Resources” for more information on the committed credit facility and the Shaw term loan facility. We also expect that RCI will either assume Shaw’s senior notes or provide a guarantee of Shaw’s payment obligations under those senior notes upon closing the Transaction and, in either case, Rogers Communications Canada Inc. (RCCI) will guarantee Shaw’s payment obligations under those senior notes.

In connection with our application for Canadian Radio-Television and Telecommunications Commission (CRTC) approval to acquire Shaw’s licensed broadcasting assets, the CRTC held an oral hearing from November 22 to 26, 2021, during which Rogers, Shaw, and 31 intervenors (including Canada Public Affairs Channel Inc. (CPAC) as an interested party) had an opportunity to comment on and respond to questions from the CRTC regarding the application. Final written submissions from intervenors were accepted until December 13, 2021, and Rogers and CPAC submitted final replies on December 20, 2021.

In accordance with the terms of the arrangement agreement, Rogers and Shaw filed pre-merger notifications pursuant to Part IX of the Competition Act to trigger the Competition Bureau’s review of the Transaction. Rogers and Shaw have worked cooperatively and constructively to respond to further requests for information, as required under the arrangement agreement. On September 28, 2021, the Competition Bureau issued a public request for information to help further gather and assess facts about the Transaction. The Competition Bureau invited interested parties to share their information or experiences confidentially by October 29, 2021. The Federal Court also issued orders requiring Xplornet Communications Inc., BCE Inc., TELUS Corporation, and Quebecor Inc. to produce records and written information related to mobile wireless services that are relevant to the Competition Bureau’s review of the Transaction, which is ongoing.

In accordance with the conditions of Shaw’s spectrum licences, Rogers and Shaw filed joint applications with Innovation, Science and Economic Development Canada (ISED Canada) for approval of the indirect transfer of those spectrum licences by the Minister of Innovation, Science and Industry. ISED Canada’s review is ongoing.

The Transaction is subject to a number of additional risks. For more information, see “Risks and Uncertainties Affecting our Business – Shaw Transaction”.

16     |   ROGERS COMMUNICATIONS INC.  2021 ANNUAL REPORT

Understanding Our Business

Rogers is a leading Canadian technology and media company.

THREE REPORTABLE SEGMENTS

We report our results of operations in three reportable segments. Each segment and the nature of its business are as follows:

Segment	Principal activities

Wireless	Wireless telecommunications operations for Canadian consumers and businesses.

Cable	Cable telecommunications operations, including Internet, television, telephony (phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

See “Capability to Deliver Results” for more information about our extensive wireless and cable networks and significant wireless spectrum position.

Wireless and Cable are operated by our wholly owned subsidiary, RCCI, and certain of our other wholly owned subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

PRODUCTS AND SERVICES

WIRELESS

Rogers is a Canadian leader in delivering a range of innovative wireless network technologies and services. We were the first Canadian carrier to launch a 5G network and we have the largest 5G network in Canada, serving over 1,500 communities and 70% of the Canadian population as at December 31, 2021. Our postpaid and prepaid wireless services are offered under the Rogers™, Fido™, and chatr™ brands, and provide consumers and businesses with the latest wireless devices, services, and applications including:

•	mobile high-speed Internet access, including our Rogers Infinite™ unlimited data plans;
•	wireless voice and enhanced voice features;
•	Rogers Pro On-the-Go™, a personalized service experience for device delivery and setup to a customer’s location of choice within the service area;
•	Express Pickup, a convenient service for purchasing devices online or through a customer care agent, with the ability to pick up in-store as soon as the same day;
•	direct device shipping to the customer’s location of choice;
•	device and accessory financing;
•	device protection;
•	in-store expert device repair service;
•	global voice and data roaming, including Roam Like Home™ and Fido Roam™;
•	wireless home phone;
•	advanced wireless solutions for businesses, including wireless private network services;
•	bridging landline phones with wireless phones; and
•	machine-to-machine solutions and Internet of Things (IoT) solutions.

CABLE

We are one of the largest cable providers in Canada. Our cable network provides an innovative and leading selection of high-speed broadband Internet access, digital television and online viewing, phone, smart home monitoring, and advanced home WiFi services to consumers in Ontario, New Brunswick, Nova Scotia, and on the island of Newfoundland. We also provide services to businesses across Canada that aim to meet the increasing needs of today’s critical business applications.

In 2020, in response to COVID-19, we launched customer self-installation capabilities within Cable as a safe, easy, no-contact way for our customers to install our Ignite Internet™ and Ignite TV™ services. Since launching in late March 2020, over 86% of our Cable installations have been through the self-install program. We also launched Blitzz™, a remote visual assistance tool that enables customers to access support virtually and reduces the need to deploy field technicians for installation and service calls.

In 2021, we launched Ignite Internet Gigabit 1.5 in select areas, giving customers access to even faster Internet service. We also expanded the Ignite WiFi™ Hub app with enhanced Active Time Details and Advanced Security to give customers greater control over their home WiFi.

Internet services include:

•	Internet access through broadband and fixed wireless access (including basic and unlimited usage packages), security solutions, and e-mail;
•	access speeds of up to one gigabit per second (Gbps), covering our entire Cable footprint, with some areas able to receive access speeds of up to 1.5 Gbps;
•	Rogers Ignite™ and Fido Internet unlimited packages, combining fast and reliable speeds with the freedom of unlimited usage and options for self-installation;
•	Rogers Ignite WiFi Hub, offering a personalized WiFi experience with a simple digital dashboard for customers to manage their home WiFi network, providing visibility and control over family usage; and
•	Rogers™ Smart Home Monitoring, offering services such as monitoring, security, automation, energy efficiency, and smart control through a smartphone app.

Television services include:

•	local and network TV, made available through traditional digital or IP-based Ignite TV, including starter and premium channel packages along with à la carte channels;
•	on-demand television;
•	cloud-based digital video recorders (DVRs) available with Ignite TV services;
•	voice-activated remote controls, restart features, and integrated apps such as YouTube, Netflix, Sportsnet NOW™, Amazon Prime Video, and Disney+ on Ignite TV;

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MANAGEMENT’S DISCUSSION AND ANALYSIS

•	personal video recorders (PVRs), including Whole Home PVR and 4K PVR capabilities;
•	an Ignite TV app, giving customers the ability to experience Ignite TV (including setting recordings) on their smartphone, tablet, laptop, or computer;
•	IgniteTM SmartStreamTM , an entertainment add-on for Ignite Internet customers, giving them access to their favourite streaming services in one place;
•	Download and Go, the ability to download recorded programs onto your smartphone or tablet to watch at a later time using the Ignite TV app;
•	linear and time-shifted programming;
•	digital specialty channels; and
•	4K television programming, including regular season Toronto Blue Jays home games and select marquee National Hockey League (NHL) and National Basketball Association (NBA) games.

Phone services include:

•	residential and small business local telephony service; and
•	calling features such as voicemail, call waiting, and long distance.

Enterprise services include:

•

voice, data networking, IP, and Ethernet services over multi-service customer access devices that allow customers to scale and add services, such as private networking, Internet, IP voice, and cloud solutions, which blend seamlessly to grow with their business requirements;

•

optical wave, Internet, Ethernet, and multi-protocol label switching services, providing scalable and secure metro and wide area private networking that enables and interconnects critical business applications for businesses that have one or many offices, data centres, or points of presence (as well as cloud applications) across Canada;

•	simplified information technology (IT) and network technology offerings with security-embedded, cloud-based, professionally managed solutions;
•	extensive cable access network services for primary, bridging, and back-up (including through our wireless network, if applicable) connectivity; and
•	specialized telecommunications technical consulting for Internet service providers (ISPs).

MEDIA

Our portfolio of Media assets, with a focus on sports and regional TV and radio programming, reaches Canadians from coast to coast.

In Sports Media and Entertainment, we own the Toronto Blue Jays, Canada’s only Major League Baseball (MLB) team, and the Rogers Centre™ event venue, which hosts the Toronto Blue Jays’ home games, concerts, trade shows, and special events.

Our agreement with the NHL (NHL Agreement), which runs through the 2025-2026 NHL season, allows us to deliver more than 1,300 regular season games during a typical season across television, smartphones, tablets, personal computers, and streaming devices, both through traditional streaming services as well as through NHL LIVE™. It also grants Rogers national rights on those platforms to the Stanley Cup Playoffs and Stanley Cup Final, all NHL-related special events and non-game events (such as the NHL All-Star Game and the NHL Draft), and rights to sublicense broadcasting rights.

In Television, we operate several conventional and specialty television networks, including:

•	Sportsnet’s four regional stations along with Sportsnet ONE™, Sportsnet 360™, and Sportsnet World™;
•	Citytv™ network, which, together with affiliated stations, has broadcast distribution to approximately 76% of Canadian individuals;
•	OMNI™ multicultural broadcast television stations, including OMNI Regional, which provide multilingual newscasts nationally to all digital basic television subscribers;
•	specialty channels that include FX™ (Canada), FXX™ (Canada), and OLN™ (formerly Outdoor Life Network); and
•	Today’s Shopping Choice™, Canada’s only nationally televised shopping channel, which generates a significant and growing portion of its revenue from online sales.

In Radio, we operate 54 AM and FM radio stations in markets across Canada, including popular radio brands such as 98.1 CHFI™, 680 NEWS™, Sportsnet The FAN™, KiSS™, JACK FM™, and SONiC™.

We also offer a range of digital services and products, including:

•	our digital sports-related assets, including NHL LIVE and SN NOW™;
•	other digital assets, including Citytv NOW™; and
•	a range of other websites, apps, podcasts, and digital products associated with our various brands and businesses.

OTHER

We offer several credit cards, including the Rogers™ World Elite Mastercard, Rogers™ Platinum Mastercard, and the Fido™ Mastercard, which allow customers to earn cashback rewards points on credit card spending.

OTHER INVESTMENTS

We hold interests in a number of associates and joint arrangements, some of which include:

•

our 37.5% ownership interest in Maple Leaf Sports & Entertainment Ltd. (MLSE), which owns the Toronto Maple Leafs, the Toronto Raptors, Toronto FC, the Toronto Argonauts, and the Toronto Marlies, as well as various associated real estate holdings; and

•	our 50% ownership interest in Glentel Inc. (Glentel), a large provider of multicarrier wireless and wireline products and services with several hundred Canadian retail distribution outlets.

We also hold a number of interests in marketable securities of publicly traded companies, including Cogeco Inc. and Cogeco Communications Inc.

COMPETITION

The telecommunications industry is a highly competitive industry served by many national, regional, and reseller players giving consumers a broad choice in service providers and plan offerings. The industry is very capital intensive and requires meaningful, continual investments to implement next-generation technology and to support existing infrastructure. Given the highly regulated nature of the industry, the already competitive dynamic could be further influenced by regulatory change (see “Regulation in our Industry” for more information).

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Traditional wireline telephony and television services are now offered over the Internet. Consumers continue to change how they choose to communicate or watch video, including with a growing selection of over-the-top (OTT) services, and this is changing the mix of packages and pricing that service providers offer and could affect churn levels.

In the media industry, consumer viewing habits continue to shift towards digital and online media consumption and advertisers are directing more advertising dollars to those media channels. In addition, we now compete with a range of digital and online media companies, including large global companies.

WIRELESS

We compete on customer experience, price, quality of service, scope of services, network coverage, sophistication of wireless technology, breadth of distribution, selection of devices, branding, and positioning.

•

Wireless technology – our extensive long-term evolution (LTE) network caters to customers seeking the increased capacity and speed it provides. We are also expanding our 5G network to further these capabilities. We compete with BCE Inc. (Bell) and TELUS Corporation (Telus) at a national level, and with Vidéotron ltée (Videotron), Saskatchewan Telecommunications (SaskTel), and Xplornet Communications Inc. (Xplornet) at a regional level, all of whom operate 5G networks, and with Shaw at a national level and Eastlink Inc. (Eastlink) at a regional level, each of whom operate LTE networks. We also compete with these providers on high-speed packet access (HSPA) and global system for mobile communications (GSM) networks and with providers that use alternative wireless technologies, such as WiFi “hotspots” and mobile virtual network operators (MVNO), such as Primus.

•

Product, branding, and pricing – we compete nationally with Bell, Telus, and Shaw, including their flanker brands Virgin Plus (Bell), Lucky Mobile (Bell), Koodo (Telus), Public Mobile (Telus), and Freedom Mobile (Shaw). We also compete with various regional players and resellers.

•

Distribution of services and devices – we have one of the largest distribution networks in the country, and compete with other service providers for dealers, prime locations for our own stores, and third-party retail distribution shelf space. We also compete with other service providers on the quality and ease of use of our self-serve options and other digital capabilities.

•

Wireless networks – consolidation amongst regional players, or with incumbent carriers, could alter the regional or national competitive landscapes for Wireless. Additionally, certain service providers that currently do not offer wireless products or services have purchased spectrum licences and could enter the market in the future.

•

Spectrum – we currently have the largest spectrum position in the country, including the spectrum licences we obtained through the 3500 MHz auction held in 2021. On August 27, 2020, ISED Canada launched a consultation, proposing changes to the spectrum utilization of the 3800 MHz band, making 250 MHz of the spectrum available for 5G. On May 21, 2021, ISED Canada announced the decision to repurpose the 3800 MHz spectrum band to support 5G services. The 3800 MHz spectrum licence auction is expected to take place in early 2023. The 3800 MHz spectrum licences, along with other frequency bands, are essential to the deployment of 5G networks. The outcome of this auction may increase competition. See “Regulation in our Industry” for more information.

CABLE

Internet

We compete with other ISPs that offer fixed-connection residential high-speed Internet access services. Rogers and Fido high-speed Internet services compete directly with, among others:

•	Bell’s Internet services in Ontario, New Brunswick, Nova Scotia, and on the island of Newfoundland, including Virgin Plus; and
•	various resellers using wholesale telecommunication company digital subscriber line (DSL) and cable third-party Internet access (TPIA) services in local markets.

A number of different players in the Canadian market also compete for enterprise network and communications services. There are relatively few national providers, but each market has its own competitors that usually focus on the geographic areas in which they have the most extensive networks. In the enterprise market, we compete with facilities- and non-facilities-based telecommunications service providers. In markets where we own network infrastructure, we compete with incumbent fibre-based providers. Our main competitors are as follows:

•	Ontario – Bell, Cogeco Data Services, and Digital Colony;
•	Quebec – Bell, Telus, and Videotron;
•	Atlantic Canada – Bell and Eastlink; and
•	Western Canada – Shaw and Telus.

Television

We compete with:

•	other Canadian multi-channel broadcast distribution undertakings (BDUs), including Bell, Shaw, and other satellite and IPTV providers;
•	OTT video offerings through providers like Netflix, YouTube, Apple, Amazon Prime Video, Crave, Google, Disney+, and other channels streaming their own content; and
•

over-the-air local and regional broadcast television signals received directly through antennas, the illegal distribution of Canadian and international channels via video streaming boxes, and the illegal reception of US direct broadcast satellite services.

Phone

While Phone represents a small portion of our business, we compete with other telephony service providers, including:

•	Bell’s wireline phone service in Ontario, New Brunswick, Nova Scotia, and on the island of Newfoundland;
•

incumbent local exchange carrier (ILEC) local loop resellers and voice over IP (VoIP) service providers (such as Primus Telecommunications Canada Inc. and Comwave Networks Inc.), other VoIP-only service providers (such as Vonage and Skype), and other voice applications that use the Internet access services of ISPs (such as Facebook and WhatsApp); and

•	substitution of wireline for wireless products, including mobile phones and wireless home phone products.

MEDIA

Competition in Sports Media and Entertainment includes other:

•	televised and online sports broadcasters;
•	Toronto professional teams, for attendance at Toronto Blue Jays games;
•	MLB teams, for Toronto Blue Jays players and fans;
•	local sporting and special event venues;
•	professional sports teams, for merchandise sales revenue; and
•	new digital sports media companies.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Television and Radio, both of which are focused on local and regional content, compete for audiences and advertisers with:

•	other Canadian television and radio stations, including those owned and operated by the CBC, Bell Media, and Corus Entertainment;
•	OTT video offerings through providers like Netflix, YouTube, Apple, Amazon Prime Video, Crave, Google, Disney+, and other channels streaming their own content;
•	OTT radio offerings, such as iHeartRadio, Apple Music, Spotify, Pandora, and Radioplayer Canada;
•	other media, including newspapers, magazines, and outdoor advertising; and
•	other technologies available on the Internet or through the cloud, such as social media platforms, online web information services, digital assistants, music downloading, and portable media players.

Today’s Shopping Choice’s model of live, hosted-video sales content and its robust online shopping experience competes with:

•	pure play e-commerce retailers servicing Canada;
•	select branded retailers in Canada and their related e-commerce websites;
•	other available television-shopping channels and infomercials that sell products on television; and
•	direct-to-consumer livestream video shopping events, social commerce, and shoppable video technologies that are rapidly emerging online.

Our digital media products compete for readership and advertisers with:

•	online information and entertainment websites and apps, including digital news services, streaming services, and content available via social networking services;
•	magazines, both digital and printed; and
•	other traditional media, such as TV and radio.

INDUSTRY TRENDS

The telecommunications industry in Canada is very capital intensive and highly regulated. Our reportable segments are affected by various overarching trends relating to changing technologies, consumer demands, economic conditions, and regulatory developments, all of which could limit essential future investments in the Canadian marketplace. See “Risks and Uncertainties Affecting our Business” and “Regulation in our Industry” for more information. Below is a summary of the industry trends affecting our specific reportable segments.

WIRELESS TRENDS

The ongoing extensive investment made by Canadian wireless providers has created far-reaching and sophisticated wireless networks that have enabled consumers and businesses to utilize fast multimedia capabilities through wireless data services. Consumer demand for mobile devices, digital media, and on-demand content is pushing providers to build networks that can support the expanded use of applications, mobile video, messaging, and other wireless data. Mobile commerce continues to increase as more devices and platforms adopt secure technology to facilitate wireless transactions.

Wireless providers continue to invest in the next generation of technologies, like 5G, to meet increasing data demands. New products and applications on the wireless network will continue to rely on ultra-reliable, low latency transport networks, capable of supporting both wireless and wireline traffic.

In January 2020, we were the first Canadian carrier to launch a 5G network and, in December 2020, the first Canadian carrier to begin rolling out a 5G standalone core network. Our 5G network is the largest 5G network in Canada, reaching more than 1,500 communities and 70% of the Canadian population as at December 31, 2021.

To help make the cost of new wireless devices more affordable for consumers, Rogers and other Canadian wireless carriers offer wireless device financing programs, whereby consumers can finance up to the full cost of the device over a 24-month term at 0% interest. We believe being able to finance devices over 24 months helps reduce subscriber churn.

In addition to the wireless device financing plans now available, subscribers are increasingly bringing their own devices or keeping their existing devices longer and therefore may not enter into term contracts for wireless services. This may negatively impact subscriber churn, but may also create gross addition subscriber opportunities as a result of increased churn from other carriers. This trend may also negatively impact the monthly service fees charged to subscribers as they shop for plans that best meet their needs.

Wireless market penetration in Canada is approximately 98% of the population (compared to penetration of 129% in the US) and is expected to continue growing, per the Bank of America Merrill Lynch October 2021 Global Wireless Matrix.

CABLE TRENDS

Technology advancement, non-traditional competitors, consumer behaviours, and regulatory developments are key areas influencing Cable. This market is very capital intensive, and a strong Internet offering is the backbone to effectively serving this market. Applications on the Internet are increasingly being used as a substitute for wireline telephone services, and televised content is increasingly available online. Downward television tier migration (cord shaving) and television cancellation with the intent of substitution (cord cutting) have been growing with increased adoption of OTT services.

Cable and wireline companies are expanding their service offerings to include faster broadband Internet. Canadian companies, including Rogers, are increasingly offering download speeds of 1 to 1.5 Gbps and Internet offerings with unlimited bandwidth. Consumers are demanding faster-than-ever speeds for streaming online media, uploading personal content, and playing online video games, and for their ever-growing number of connected devices. In order to help facilitate these speeds, cable and wireline companies are shifting their networks towards higher speed and capacity Data Over Cable Service Interface Specifications (DOCSIS) 3.1 and fibre-to-the-home (FTTH) technologies and they are starting to evolve their networks to be DOCSIS 4.0-capable. These technologies provide faster potential data communication speeds than earlier technologies, allowing both television and Internet

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signals to reach consumers more quickly in order to sustain reliable speeds to address the increasing number of Internet-capable devices.

COVID-19 has required many people to work or study from home simultaneously, and workplaces have also started to shift to partial or fully remote work, further establishing the need for strong cable networks that are able to handle increased capacity than previously existed. Cable and wireline companies have needed to continue adding capacity and managing traffic to continue reliably supporting the needs of Canadians.

Our business customers use fibre-based access and cloud computing to capture and share information in more secure and accessible environments. This, combined with the rise of multimedia and Internet-based business applications, is driving exponential growth in data demand.

Businesses and all levels of government are transforming data centre infrastructure by moving toward virtual data storage and hosting. This is driving demand for more advanced network functionality, robust, scalable services, and supportive dynamic network infrastructure.

Canadian wireline companies are dismantling legacy networks and investing in next-generation platforms that combine voice, data, and video solutions onto a single distribution and access platform. As next-generation platforms become more popular, our competition will begin to include systems integrators and manufacturers.

Devices and machines are becoming more interconnected and there is more reliance on the Internet and other networks to facilitate updates and track usage.

Broadcast television technology continues to improve with 4K TV broadcasts and high dynamic range (HDR) for higher resolution and improved video image colour and saturation.

We offer fixed wireless Internet access services in rural and remote areas and expect this offering to continue to grow as we work towards closing the digital divide.

MEDIA TRENDS

Consumer viewing behaviours are continually evolving and the industry continues to adjust to these changes. Access to live sports and other premium content has become even more important for acquiring and retaining audiences that in turn attract advertisers and subscribers. Therefore, ownership of content and/or long-term agreements with content owners has also become increasingly important to media companies. Leagues, teams, networks, and new digital entrants are also experimenting with the delivery of live sports content through online, social, and virtual platforms, while non-traditional sports are also growing in mindshare.

Consumer demand for digital media, content on mobile devices, and on-demand content is increasing and media products have experienced significant digital uptake, requiring industry players to increase their efforts in digital content and capabilities in order to compete. In response to this trend, advertisers are shifting their spending to premium video and audio products on global digital platforms and social media that enable marketers to narrowly target specific audiences instead of the previous mass marketing approach. This results in lower use of traditional advertising methods and may require a shift in focus.

Competition has changed and traditional media assets in Canada are increasingly being controlled by a small number of competitors with significant scale and financial resources. Technology has allowed new entrants and even individuals to become media players in their own right.

Some of our competitors have become more vertically integrated across both traditional and emerging platforms. Relationships between providers and purchasers of content have become more complex. Global aggregators have also emerged and are competing for both content and viewers.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Our Strategy, Key Performance Drivers, and Strategic Highlights

As part of our long-term vision to become number one, we set annual objectives to measure progress and to address short-term opportunities and risks.

2021 OBJECTIVES

Priority	2021 Objectives

Create best-in-class customer experiences by putting our customers first in everything we do

Accelerate digital and self-serve adoption by building on momentum generated during COVID-19; reinvent experiences across all channels to optimize customer journeys; solve customer problems the first time, or even before, they contact us; and invest in tools, capabilities, and our team to create frictionless digital and frontline experiences.

Invest in our networks and technology to deliver leading performance, reliability, and coverage

Invest in our cable and wireless networks to deliver industry-leading connectivity to our customers; grow our leadership in 5G and reestablish leadership in IoT; expand our network footprint and product reach to connect underserved communities; and modernize our systems by leveraging cloud and data capabilities.

Drive market-leading growth in each of our lines of business

Enhance our marketing and sales capabilities to propel consistent and sustainable customer additions; grow our business in key regional markets across Canada; create products, services, and content that customers will love; and anchor our Media strategy in sports and diversify into digital and sports-related growth areas.

Drive best-in-class financial outcomes for our shareholders	Improve financial performance and drive cost and productivity improvements across Rogers.

Develop our people, drive engagement, and build a high-performing and inclusive culture

Ensure the safety and well-being of our employees and evolve our ways of working; build a culture of inclusion for our team members, customers, and communities; and attract top and diverse talent and develop our team as we build our future workforce.

Be a strong, socially and environmentally responsible leader in our communities

Partner with communities across Canada to deepen engagement and increase impact; grow our presence in a sustainable and environmentally responsible manner; and build our culture and reputation as a great Canadian company.

KEY PERFORMANCE DRIVERS AND 2021 STRATEGIC HIGHLIGHTS

COVID-19 continues to significantly impact Canadians and economies around the world. For much of 2021, extensive public health restrictions have been in place to varying degrees across the country. In the third quarter, provinces generally began relaxing certain public health restrictions implemented in the first half of 2021 as vaccines became more widely available in Canada and vaccination rates continued to increase across the country. Late in the fourth quarter, the Omicron variant re-accelerated the spread of COVID-19 and many Canadian provinces reintroduced various restrictions, including, amongst others, placing capacity limits on organized gatherings and retail stores. We remain focused on keeping our employees safe and our customers connected. While COVID-19 continues to have a significant worldwide impact, we remain confident we have the right team, a strong balance sheet, and the world-class networks that will allow us to get through the pandemic having maintained our long-term focus on growth and doing the right thing for our customers.

The following achievements display the progress we made towards meeting the objectives we set for 2021, as discussed above.

CREATE BEST-IN-CLASS CUSTOMER EXPERIENCES BY PUTTING OUR CUSTOMERS FIRST IN EVERYTHING WE DO

•	Improved Wireless postpaid churn by 5 basis points to 0.95%.
•	Continued to accelerate our digital-first plan to make it easier for customers, with digital adoption at 86.1%, up from 84.0% in 2020.
•	Rogers Pro On-the-Go service has continued expanding across the country, bringing our device delivery and set-up support program access to more than 16 million Canadians.
•

Transformed 130 retail stores into dual-door locations that offer both Rogers and Fido brands, growing our distribution footprint nationally to a total of 140 dual-door locations, including our flagship store at Yonge and Dundas in Toronto.

•	Launched Express Pickup through our customer care channels, a free service that allows customers to purchase a new device through a customer care agent and pick it up the same day in-store.

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•	Launched certified walk-in repairs in select Rogers and Fido locations, offering our customers fast and reliable service to fix batteries, screens, cameras, audio, software, and more.
•	Expanded our Fido Payment Program so mobile customers can get accessories for $0 down and 0% interest, and no taxes upfront.

INVEST IN OUR NETWORKS AND TECHNOLOGY TO DELIVER LEADING PERFORMANCE, RELIABILITY AND COVERAGE

•	Expanded Canada’s largest and most reliable 5G network which reached more than 1,500 communities and 70% of the Canadian population as at December 31, 2021.
•

Invested $3.3 billion in 3500 MHz spectrum licences, covering 99.4% of the Canadian population, to enhance and accelerate the expansion of Canada’s first, largest, and most reliable 5G network. This investment positions Rogers as the largest single investor in 5G spectrum in the country across rural, suburban, and urban markets.

•

Awarded Best In Test and recognized as Canada’s most reliable 4G and 5G network by umlaut, the global leader in mobile network benchmarking, for the third year in a row in July, and ranked number one in 5G Reach, 5G Availability, 5G Voice App Experience, 5G Games Experience, and tied first for 5G Upload Speed in Canada by OpenSignal in August.

•

Recognized as Canada’s most consistent national wireless and broadband provider by Ookla for Q4 2021, with the fastest fixed broadband Internet in Ontario, New Brunswick, and Newfoundland and Labrador.

•	Completed the rollout of Canada’s first national standalone 5G core to help bring the best of 5G to our customers and achieved the first 5G standalone device certification in Canada.
•

Announced a multi-year partnership with Coastal First Nations in British Columbia, which includes a commitment to build five new cell towers, provide more than 100 kilometres of new service coverage along Highway 16 on Graham Island, and improve wireless connectivity throughout Haida Gwaii.

•

Announced a $300 million agreement, alongside the Government of Canada, the Province of Ontario, and the Eastern Ontario Regional Network, to expand wireless connectivity in rural and remote communities throughout eastern Ontario, the largest wireless private-public partnership in Canadian history.

•	Announced investments of over $350 million to connect almost 50,000 homes and businesses in Ontario, New Brunswick, and Newfoundland and Labrador, fully funded by Rogers.
•

In partnership with the Governments of Canada and British Columbia, we announced 12 new cell tower sites to enhance wireless coverage along Highway 16 between Prince George and Prince Rupert; we broke ground on the first tower in December 2021.

•

Announced the construction of seven new towers along Highway 14 from Sooke to Port Renfrew in partnership with the Governments of Canada and British Columbia, and more than 90 kilometres of new coverage along Highways 95 and 97 in partnership with the government of British Columbia.

DRIVE MARKET-LEADING GROWTH IN EACH OF OUR LINES OF BUSINESS

•	Launched Ignite Internet Gigabit 1.5 to eligible customers, giving customers access to even faster Internet service.
•

Launched the first “Wireless Private Network” managed solution nationally in Canada, through Rogers for Business™, enabling large enterprises to transform their digital capabilities and drive innovation in their business.

•

Unveiled Sportsnet’s new state-of-the-art NHL Studio, one of the first entirely IP-based sports studios in North America, capable of delivering interactive and immersive content through augmented and virtual reality, real-time data and statistics, and in-broadcast versatility.

•	Launched eight streaming services on our Ignite TV and Ignite SmartStream platforms, including Disney+ and Spotify, enhancing Rogers industry-leading selection of streaming services.
•

Relaunched Sportsnet NOW, delivering world-class stream quality and reliability combined with new pricing and packaging that gives customers more flexibility and choice; paid subscriber growth is up over 175% year-on-year.

•	Launched a Cloud Unified Communications product in Rogers for Business, a feature-rich, cloud-based phone system for enterprise business customers with complex needs.

DRIVE BEST-IN-CLASS FINANCIAL OUTCOMES FOR OUR SHAREHOLDERS

•	Earned total service revenue of $12,533 million, up 5%.
•	Attracted 448,000 net Wireless postpaid subscribers, 49,000 net Internet subscribers, and 244,000 net Ignite TV subscribers.
•	Generated free cash flow of $1,671 million and cash provided by operating activities of $4,161 million.
•	Paid dividends of $1,010 million to our shareholders.

DEVELOP OUR PEOPLE, DRIVE ENGAGEMENT, AND BUILD A HIGH-PERFORMING AND INCLUSIVE CULTURE

•

Awarded Canada’s Top 100 Employers, including in the Greater Toronto Area, for Young People, Best Diversity Employer, and Greenest Employers by MediaCorp Canada Inc. in November 2021; LinkedIn Canada’s Top 25 Companies in April 2021; and Canada’s Most Admired Corporate Cultures by Waterstone Human Capital in October 2021.

•	Announced and implemented mandatory vaccinations or rapid testing for anyone entering our workplace sites, including all team members, contractors, and visitors.
•	Achieved a score of 89% for employee pride in our employee pulse survey in June 2021.

BE A STRONG, SOCIALLY AND ENVIRONMENTALLY RESPONSIBLE LEADER IN OUR COMMUNITIES

•	Awarded 90 Ted Rogers Community Grants across Canada in 2021, to organizations supporting Canadian youth. Nearly 400 Ted Rogers Community Grants have been awarded since 2017.
•

Awarded Ted Rogers Scholarships to 375 young Canadians for post-secondary studies. Nearly three quarters of all scholarships in the Class of 2021 were awarded to youth from equity-deserving communities.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

•

Expanded our ESG Report and introduced an interactive multimedia Social Impact Report, celebrating and tracking our impact on the environment and our communities. We now disclose information in accordance with the Global Reporting Initiative (GRI), Sustainability Accounting Standards Board (SASB), and Task Force on Climate-Related Financial Disclosures (TCFD) standards, and we committed to supporting the United Nations Sustainable Development Goals.

•

Launched a 2021 Orange Shirt Day campaign in support of Indigenous communities across the country. Over the past two years, the Orange Shirt Day campaign has raised $250,000 for the Orange Shirt Society and the Indian Residential School Survivors Society (IRSSS).

•

Launched our new corporate responsibility brand, Generation Possible™, the youth and education pillar focused on giving the next generation the chance they need to succeed through Ted Rogers Scholarships, Community Grants, and Jays Care™ Foundation. Team Possible is about our team and partners’ commitment to making a meaningful impact in communities through volunteering, bridging the digital divide, and partnering with organizations like Women’s Shelters Canada.

•

Expanded eligibility for Connected for Success™, so even more Canadians can connect to social services, learning, employment, and loved ones. Now available to upwards of 750,000 Canadian households, the expanded low-cost high-speed Internet program is available across our Internet footprint in Ontario, New Brunswick, and Newfoundland to eligible customers receiving disability, seniors’ or income support, and through rent-geared-to-income community housing partners.

2022 FOCUS AREAS

While we ended 2021 with improving execution, increasing momentum, and solid fundamentals, we want to perform better for our customers and our shareholders. To achieve this, we have set the following focus areas for 2022:

1.	Successfully complete the Shaw acquisition and integration
2.	Invest in our networks to deliver world-class connectivity to Canadian consumers and business
3.	Invest in our customer experience to deliver timely, high-quality customer service consistently to our customers
4.	Improve execution and deliver strong financial performance across all lines of business

FINANCIAL AND OPERATING GUIDANCE

2022 FULL-YEAR CONSOLIDATED GUIDANCE

For the full-year 2022, we expect growth in service revenue and adjusted EBITDA will drive higher free cash flow. In 2022, we expect to have the financial flexibility to maintain our network advantages and to continue to return cash to shareholders. We are providing a guidance range for total service revenue this year as this metric more closely reflects our core business with our customers.

(In millions of dollars, except percentages)	2021 Actual	2022 Guidance Ranges [1]
Total service revenue	12,533	Increase of 4%	to	increase of 6%
Adjusted EBITDA	5,887	Increase of 6%	to	increase of 8%
Capital expenditures [2]	2,788	2,800	to	3,000
Free cash flow	1,671	1,800	to	2,000

[1]	Guidance ranges presented as percentages reflect percentage increases over full-year 2021 results.
[2]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.

The above table outlines guidance ranges for selected full-year 2022 consolidated financial metrics without giving effect to the Transaction (see “Shaw Transaction”), the associated financing, or any other associated transactions or expenses. These ranges take into consideration our current outlook and our 2021 results. The purpose of the financial outlook is to assist investors, shareholders, and others in understanding certain financial metrics relating to expected 2022 financial results for evaluating the performance of our business. This information may not be appropriate for other purposes. Information about our guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with “About Forward-Looking Information”, “Risks and Uncertainties Affecting our Business”, the material assumptions listed below under “Key underlying assumptions”, and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

We provide annual guidance ranges on a consolidated full-year basis that are consistent with annual full-year Board-approved plans. Any updates to our full-year financial guidance over the course of the year would only be made to the consolidated guidance ranges that appear above. Guidance ranges will be reassessed once the Transaction has closed.

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Key underlying assumptions

Our 2022 guidance ranges presented in “2022 Full-Year Consolidated Guidance” are based on many assumptions including, but not limited to, the following material assumptions for the full-year 2022:

•

a gradual improvement in the general COVID-19 environment throughout 2022, including the continued reopening of the economy, and no further significant restrictions, such as border closures and travel restrictions, capacity restrictions and sports venue closures, or stay-at-home orders and no material negative impact resulting from global supply chain interruptions;

•	continued competitive intensity in all segments in which we operate consistent with levels experienced in 2021;
•	no significant additional legal or regulatory developments, other shifts in economic conditions, or macro changes in the competitive environment affecting our business activities;
•	Wireless customers continue to adopt, and upgrade to, higher-value smartphones at similar rates in 2022 compared to 2021;
•	overall wireless market penetration in Canada grows in 2022 at a similar rate as in 2021;
•	continued subscriber growth in Internet;
•	declining Television subscribers, including the impact of customers migrating to Ignite TV from our legacy product, as subscription streaming services and other over-the-top providers continue to grow in popularity;
•	in Media, continued growth in sports and relative stability in other traditional media businesses;
•	no significant sports-related work stoppages or cancellations will occur and the current MLB lockout between the owners and the players’ union will be resolved;
•	with respect to the increase in capital expenditures:
•

we continue to invest to ensure we have competitive wireless and cable networks through (i) expanding our 5G wireless network, including building on Canada’s first standalone 5G core network and using our 3500 MHz spectrum licences to introduce new 5G innovation and services and (ii) upgrading our hybrid fibre-coaxial network to lower the number of homes passed per node, utilize the latest technologies, and deliver an even more reliable customer experience; and

•	we continue to make expenditures related to our connected home roadmap in 2022 and we make progress on our service footprint expansion projects;
•	a substantial portion of our 2022 US dollar-denominated expenditures is hedged at an average exchange rate of $1.29/US$;
•	key interest rates remain relatively stable throughout 2022; and
•	we retain our investment-grade credit ratings.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Capability to Deliver Results

LEADING NETWORKS

WIRELESS

Rogers has one of the most extensive and advanced mobile broadband wireless networks in Canada, which:

•	is the only national network in Canada fully owned by a single operator;
•	was the first LTE high-speed network in Canada, reaching 96% of the Canadian population as at December 31, 2021 on our LTE network alone;
•	was the first 5G network in Canada, reaching over 70% of the Canadian population as at December 31, 2021 on our 5G network alone;
•	is supported by voice and data roaming agreements with domestic and international carriers in more than 200 destinations, including LTE and a growing number of 5G roaming operators; and
•	includes network sharing arrangements with two regional wireless operators that operate in urban and rural parts of Canada.

We are continuously enhancing our IP service infrastructure for all our wireless services. Advances in technology have transformed the ways in which our customers interact and use the variety of tools available to them in their personal and professional lives. Technology has also changed the way businesses operate.

In early 2020, we launched our 5G network commercially in downtown Vancouver, Toronto, Ottawa, and Montreal and reached over 1,500 communities across Canada as at December 31, 2021. We also became a founding member of the global 5G Future Forum, a first-of-its-kind 5G and mobile edge computing forum that currently includes Verizon, Vodafone, Telstra, KT, and América Móvil.

Our 5G network currently uses a combination of the 2500 MHz, AWS, and 600 MHz spectrum bands, and is also aggregated with our LTE spectrum bands. 600 MHz spectrum is best suited to carry wireless data across long distances and through buildings, creating more consistent and higher-quality coverage in both remote and urban areas and in smart cities. We have deployed dynamic spectrum sharing, which allows our existing spectrum supporting 4G to also be used for 5G networks. In the future, we will deploy 3.5 GHz spectrum for 5G to add additional capacity to the network.

A number of future investments will be required to successfully operate and maintain our 5G network, including, but not limited to:

•	refarming spectrum currently used for 2G and 3G to LTE and 5G;
•	densifying our wireless network with additional macro and small cells in key markets; and
•	purchasing incremental 5G-ready radio network equipment with lower unit and operational costs, and the ability to aggregate more radio carriers and achieve greater spectral efficiency.

Significant spectrum position

Our wireless services are supported by our significant wireless spectrum licence holdings in low-band, mid-band, and high-band frequency ranges. As part of our network strategy, we expect to continue making significant capital investments in spectrum to:

•	support the rapidly growing usage of broadband wireless data services;
•	support the expansion and maintenance of our 5G network; and
•	introduce new innovative network-enabled features and functionality.

Our spectrum holdings as at December 31, 2021 include:

Type of spectrum	Rogers licences	Who the licences support

600 MHz	20 to 40 MHz across Canada, covering 100% of the Canadian population.	4G / 4.5G LTE, and 5G subscribers.

700 MHz	24 MHz in Canada’s major geographic markets, covering 95% of the Canadian population.	4G / 4.5G LTE subscribers; future 5G subscribers.

850 MHz	25 MHz across Canada.	2G GSM, 3G HSPA, 4G / 4.5G LTE subscribers; future 5G subscribers.

1900 MHz	60 MHz in all areas of Canada except 40 MHz in northern Quebec, 50 MHz in southern Ontario, and 40 MHz in the Yukon, Northwest Territories, and Nunavut.	4G / 4.5G LTE, and 5G subscribers.

AWS 1700/2100 MHz	40 MHz in British Columbia and Alberta, 30 MHz in southern Ontario, an additional 10 MHz in the Greater Toronto Area, and 20 MHz in the rest of Canada.	4G / 4.5G LTE, and 5G subscribers.

2500 MHz

40 MHz FDD across the majority of Canada except 20 MHz in parts of Quebec and no holdings in Nunavut and the Northwest Territories. Rogers also holds an additional 25 MHz TDD in key population areas in Quebec, Ontario, and British Columbia.

4G / 4.5G LTE, and 5G subscribers.

3500 MHz	Between 20 MHz and 30 MHz across the majority of the Canadian population.	Fixed wireless subscribers; future 5G mobile subscribers.

26     |   ROGERS COMMUNICATIONS INC.  2021 ANNUAL REPORT

We also have access to additional spectrum through the following network sharing agreements:

Type of spectrum	Type of network venture	Who it supports

2300 MHz

Orion Wireless Partnership (Orion) is a joint operation with Bell in which Rogers holds a 50% interest. Orion holds licences for 30 MHz of FDD 2300 MHz spectrum (of which 20 MHz is usable), primarily in eastern Canada, including certain population centres in southern and eastern Ontario, southern Quebec, and smaller holdings in New Brunswick, Manitoba, Alberta, and British Columbia. The Orion fixed wireless LTE national network utilizes the jointly held 2300 MHz bands.

4G subscribers.

850 MHz, 1900 MHz AWS spectrum, 700 MHz, 2500 MHz FDD

Two network-sharing arrangements to enhance coverage and network capabilities:

•  with Bell MTS, which covers 98% of the population across Manitoba; and

•  with Videotron to provide HSPA and LTE services across the province of Quebec and Ottawa.

3.5G / 4G HSPA+, 4G LTE, 5G subscribers. 4G LTE subscribers.

CABLE

Our expansive inter-city and intra-city fibre and hybrid fibre-coaxial (HFC) infrastructure delivers services to consumers and businesses in Ontario, New Brunswick, Nova Scotia, and on the island of Newfoundland. We also operate a transcontinental, facilities-based fibre-optic network with 81,000 kilometres of fibre optic cable that is used to service business customers, including government and other telecommunications service providers. We also use our extensive fibre network for backhaul for wireless cell site traffic. In Canada, the network extends coast-to-coast and includes local and regional fibre, transmission electronics and systems, hubs, points of presence, and IP routing and switching infrastructure. The network also extends to the US from Vancouver south to Seattle; from the Manitoba-Minnesota border through Minneapolis, Milwaukee, and Chicago; from Toronto through Buffalo; and from Montreal through Albany to New York City and Ashburn, allowing us to connect Canada’s largest markets, while also reaching key US markets for the exchange of data and voice traffic.

The network is structured to optimize performance and reliability and to allow for the simultaneous delivery of video, voice, and Internet over a single platform. It is generally constructed in rings that interconnect with distribution hubs, providing redundancy to minimize disruptions that can result from fibre cuts and other events.

Homes and commercial buildings are connected to our network through HFC nodes or FTTH. We connect the HFC node to the network using fibre optic cable and the home to the node using coaxial cable or fibre. Using 1.2GHz, 860 MHz, and 750 MHz of cable spectrum in Ontario and Atlantic Canada, respectively, we deliver video, voice, and broadband services to our customers. HFC node segmentation reduces the number of homes passed per HFC node, thereby increasing the bandwidth and capacity per subscriber.

We continually upgrade the network to improve capacity, enhance performance and reliability, reduce operating costs, and introduce new features and functionality. Our investments are focused on:

•	uplifting our HFC network to 1.2 GHz (and, over time, 1.8 GHz) while at the same time improving network performance, quality, and reliability by deploying digital fibre optics, removing radio frequency amplifiers, and reducing homes passed per node to an average of 60;
•

increasing capacity per subscriber by enabling the 1.2 GHz (and, over time, 1.8 GHz) of spectrum with additional DOCSIS 3.1 downstream and upstream capacity and deploying DOCSIS 4.0 that, over time, are expected to support downstream speeds up to 10 gigabits per second (Gbps);

•	improving video signal compression by moving to more advanced video protocols;
•	improving channel and on-demand capacity through switched digital video; and
•	increasing our FTTH footprint by connecting more homes, multiple dwelling unit buildings, and business premises directly to fibre.

Broadband Internet service is provided using a DOCSIS CCAP 3.0/3.1 platform, which combines multiple radio frequency channels onto one access point at the customer premise, delivering exceptional performance. Over the last 20 years, HFC node segmentation, along with analog-to-DTV spectrum repurposing and evolution from DOCSIS 1.0 to DOCSIS 3.1, has increased downstream and upstream capacity by approximately 1,000 and 200 times, respectively. This track record of investing in our networks and demonstrating the capability to cost-effectively deploy best-in-class service is one of our key strategies for ensuring that we stay competitive with other service providers that provide Internet service into homes and businesses over copper facilities. By the end of 2016, 100% of our cable network had been upgraded to DOCSIS CCAP technology supporting DOCSIS 3.1 and Ignite Gigabit Internet.

Fixed wireless access services and expanding our cable footprint is a key priority for connecting all areas of Canada, including rural and underserved areas. We are actively investing in the expansion of our network in both Wireless and Cable to leverage what’s needed to offer fixed wireless Internet access. We are investing in the next generation of broadband wireless data networks, such as 5G technologies, to support the growing data demand and new products and applications. This requires a strong network, capable of supporting both wireline and wireless data at low latencies to ensure new products and applications operate as intended.

2021 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     27

MANAGEMENT’S DISCUSSION AND ANALYSIS

We have been deploying 1 GHz fibre-to-the-curb (FTTC) in new development areas and transitioning to FTTH since 2005. In 2018, we began upgrading our HFC network to a mix of 1.2 GHz FTTC and FTTH. FTTC provides the foundation for subsequent generations of DOCSIS, including Remote PHY and DOCSIS 4.0, which will improve high-speed Internet accessibility, quality, and tier speed attainability, while increasing the capacity of our HFC network. Rogers FTTH is based on ten gigabit symmetrical passive optical network (XGS-PON) technology that can support symmetrical downstream/upstream speeds up to 10 Gbps per node in select neighbourhoods, with the ability to upgrade the opto-electronics to support even higher speeds in the future as required to meet demand for additional bandwidth.

We continue to invest in and improve our cable network services; for example, with technology to support gigabit Internet speeds, Ignite TV, Rogers 4K TV, our 4K PVR set-top box, and a significant commitment to live broadcasting in 4K, including regular season Toronto Blue Jays home games for 2022 and numerous NHL and NBA games.

Voice-over-cable telephony services are also served using the DOCSIS network. Our offerings ensure a high quality of service by including geographic redundancy and network backup powering. Our phone service includes a rich set of features, such as TV Call Display (available on our NextBox™ set-top boxes), three-way calling, and advanced voicemail features that allow customers to be notified of, and listen to, their home voicemail on their wireless phone or over the Internet.

We own and operate some of the most advanced networks and data centres in Canada. Our data centres provide guaranteed uptime and expertise in collocation, cloud, and managed services solutions. We own and operate nine state-of-the-art, highly reliable, certified data centres across Canada, including:

•	Canada’s first Tier III Design and Construction certified multi-tenant facility in Toronto;
•	Alberta’s first Tier III certified data centre; and
•	a third Tier III certified data centre in Ottawa.

We leverage our national fibre, cable, and wireless networks and data centre infrastructure to enable businesses to deliver greater value to their customers through proactive network monitoring and problem resolution with enterprise-level reliability, security, and performance. Our primary and secondary Network Operation Centres proactively monitor Rogers’ networks to mitigate the risk of service interruptions and to allow for rapid responses to any outages.

CUSTOMER EXPERIENCE

We are committed to providing our customers with the best experience possible. To do this, we have invested in several areas to make it easier and more convenient for customers to interact with us, such as:

•	live customer support handled by customer solution specialists located entirely within Canada;
•	24/7 customer support handled by virtual assistant tools that provide customers the option for live chat or scheduled callbacks;
•	an innovative Integrated Voice Response (IVR) system that can take calls in English, French, Mandarin, and Cantonese;
•

voice authentication technology across all of our contact centres that automatically identifies our registered customers by their voice, increasing security and protecting customers from potential fraud;

•	self-serve options, including:
•	the ability for Fido and Rogers customers to complete price plan changes and hardware upgrades online;
•

a simplified login, allowing Fido customers to log in to their accounts online or through the Fido MyAccount app using their Facebook login credentials, eliminating the need to remember multiple login credentials and making self-service easier to access;

•

the ability for customers to install their Internet, TV, home phone, smart home monitoring, and Ignite SmartStream products at their convenience, without the need for a technician visiting their residence;

•	Rogers EnRoute™, a tool that gives customers the ability to track on their phone when a technician will arrive for an installation or service call; and
•	the ability for chatr customers to use SMS to easily review account information, balance details, and top up their account;
•	customer care available over Facebook Messenger, Twitter, and online chat through our websites;
•	Rogers Infinite unlimited data plans with no overage charges;
•	24-month, $0 down, interest-free wireless device financing on Rogers Infinite plans and through our Fido Payment Program;
•

Rogers Pro On-the-Go, a personalized retail service whereby within hours of ordering a new wireless device, a connected solutions professional will meet a customer at their time and location of choice (within the service area) and set up their device based on their preferences;

•	Ignite WiFi Hub for all Ignite TV customers to give them ultimate control over their WiFi experience;
•	Family Data Manager, a data manager tool, and Data Top Ups, both of which allow Wireless customers to manage and customize their data usage in real-time through MyRogers;
•	Fido 5 Extra Hours, which grant Fido customers an additional five hours of data, per billing cycle, at no extra charge;
•

Fido XTRA™, a program that gives Fido postpaid Wireless and Internet customers free access to new perks every Thursday, such as deals and giveaways from leading brands on food, drinks, apparel, entertainment, and more;

•	a simple online bill, making it easier for customers to read and understand their monthly charges;
•	Roam Like Home and Fido Roam, worry-free wireless roaming allowing Canadians to use their wireless plan like they do at home when traveling to included destinations;
•	DAY PASS™, a flexible daily payment option for chatr customers;
•	Top Up as a Guest, which allows chatr customers to top up an account without signing in;
•

Advantage Mobility™ and Advantage Security™, business-grade solutions offered by Rogers for Business to support small- and medium-sized Canadian enterprises with reliable connectivity and network security;

•	a Premium Device Protection™ program, including AppleCare services for Rogers and Fido customers, offering customers more protection and choice;
•	Express Pickup, a free service that allows customers to purchase a new device online or through a customer care agent and pick up it up the same day in-store;

28     |   ROGERS COMMUNICATIONS INC.  2021 ANNUAL REPORT

•	an online appointment booking tool, allowing customers to conveniently schedule an appointment to speak to a Rogers expert at a specific store and time; and
•	Certified Walk-in Repairs, a fast and reliable phone repair service offering customers more convenience, flexibility, and reliability, in 15 cities across Ontario.

POWERFUL BRANDS

The Rogers brand has strong national recognition through our:

•	established networks;
•	extensive distribution;
•	recognizable media content and programming;
•	advertising;
•	event and venue sponsorships;
•	community investment, including the Ted Rogers Scholarship Fund and Ted Rogers Community Grants; and
•	naming rights to some of Canada’s landmark buildings.

We also own or utilize some of Canada’s most recognized brands, including:

•	the wireless brands of Rogers, Fido, and chatr;
•	the residential brands of Rogers and Fido;
•	23 TV stations and specialty channels, including Sportsnet, Omni, Citytv, FX (Canada), and FXX (Canada);
•	54 radio stations, including 98.1 CHFI, 680 NEWS, Sportsnet The FAN, KiSS, JACK FM, and SONiC;
•	major league sports teams, including the Toronto Blue Jays, and teams owned by MLSE, such as the Toronto Maple Leafs, the Toronto Raptors, Toronto FC, and the Toronto Argonauts;
•	an exclusive 12-year agreement with the NHL, which runs through the 2025-2026 season, that allows us to deliver coverage of professional hockey in Canada; and
•	Today’s Shopping Choice, a premium online and TV shopping retailer.

WIDESPREAD PRODUCT DISTRIBUTION

WIRELESS

We have an extensive national distribution network and offer our wireless products nationally through multiple channels, including:

•	company-owned Rogers, Fido, and chatr retail stores;
•	customer self-serve using rogers.com, fido.ca, chatrwireless.com, and e-commerce sites;
•	an extensive independent dealer network;
•	major retail chains and convenience stores;
•	other distribution channels, such as WOW! mobile boutique™, as well as Wireless Wave and TBooth Wireless through our ownership interest in Glentel;
•	our contact centres;
•	outbound telemarketing; and
•	Rogers Pro On-the-Go, a personalized retail service that delivers and sets up new wireless devices to the customer’s location of choice within the service area.

CABLE

We distribute our residential cable products using various channels, including:

•	company-owned Rogers and Fido retail stores;
•	customer self-serve using rogers.com and fido.ca;
•	our contact centres, outbound telemarketing, and door-to-door agents; and
•	major retail chains.

Our sales team and third-party retailers sell services to the business, public sector, and carrier wholesale markets. An extensive network of third-party channel distributors deals with IT integrators, consultants, local service providers, and other indirect sales relationships. This diverse approach gives greater breadth of coverage and allows for strong sales growth for next-generation services.

FIRST-CLASS MEDIA CONTENT

We deliver highly sought-after sports content enhanced by the following initiatives:

•

an exclusive 12-year agreement with the NHL, which runs through the 2025-2026 season, that allows us to deliver coverage of professional hockey in Canada across television, smartphones, tablets, and the Internet;

•	exclusive broadcasting and distribution rights of the Toronto Blue Jays in Canada through our ownership of the team;
•	NHL LIVE, an online OTT destination for NHL action on any screen;
•	SN NOW, Canada’s first OTT sports service, offering 24/7 access to Sportsnet’s TV content;
•	the MLB Network, a 24-hour network dedicated to baseball, brought to Canada on Rogers television services; and
•	a 10-year, multi-platform agreement that runs through August 2024, which makes Rogers the exclusive wholesaler and Canadian distributor of World Wrestling Entertainment’s (WWE) flagship programming.

ENGAGED PEOPLE

For our team of approximately 23,000 employees, we strive to create a great workplace, focusing on all aspects of the employee experience, which include:

•	engaging employees and building high-performing teams through initiatives including engagement surveys and leadership development programs;
•	aiming to attract and retain top talent through effective training and development, performance-driven employee recognition programs, and career progression programs for front-line employees;
•	maintaining our commitment to diversity and inclusion; and
•	providing a safe, collaborative, and agile workplace that provides employees the tools and training to be successful.

FINANCIAL STRENGTH AND FLEXIBILITY

We have an investment-grade balance sheet and substantial available liquidity of $4.2 billion as at December 31, 2021. Our capital resources consist primarily of cash balances, cash provided by operating activities, available lines of credit, funds available under our receivables securitization program, issuances of US dollar-denominated commercial paper (US CP) under our US CP

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MANAGEMENT’S DISCUSSION AND ANALYSIS

program, and long-term debt. We also owned approximately $1,581 million of marketable equity securities in publicly traded companies as at December 31, 2021.

The following information is forward-looking and should be read in conjunction with “About Forward-Looking Information”, “Financial and Operating Guidance”, “Risks and Uncertainties Affecting our Business”, and our other disclosures about various economic, competitive, and regulatory assumptions, factors, and risks that could cause our actual future financial and operating results to differ from those currently expected.

The Transaction will have a significant impact on our capital structure as we anticipate issuing significant debt in order to consummate the Transaction; however, we expect we will have sufficient capital resources to satisfy our anticipated cash funding requirements in 2022, including the Transaction, funding of dividends on our common shares, repayment of maturing short-term borrowings and long-term debt, and other financing and investing activities. This takes into account our opening cash balance, cash provided by operating activities, and funds available to us under credit facilities, our receivables securitization program, our US CP program, and other bank facilities or debt issued, including, for the purposes of the Transaction as necessary, the $13 billion committed credit facility and the $6 billion Shaw term loan facility. As at December 31, 2021, there were no significant restrictions on the flow of funds between RCI and its subsidiary companies.

We believe we can satisfy foreseeable additional funding requirements through additional financing, which, depending on market conditions, could include restructuring our existing bank credit and letter of credit facilities, entering into new bank credit facilities, issuing long-term or short-term debt, amending the terms of our receivables securitization or US CP programs, or issuing equity. We may also opportunistically refinance a portion of existing debt depending on market conditions and other factors. There is no assurance, however, that these financing initiatives will or can be done as they become necessary.

WIDESPREAD SHAREHOLDER BASE AND DIVIDENDS

RCI’s Class B Non-Voting common shares (Class B Non-Voting Shares) are widely held and actively trade on the TSX and the NYSE with a combined average daily trading volume of approximately 1.9 million shares in 2021. In addition, RCI’s Class A Voting common shares (Class A Shares) trade on the TSX. At the discretion of the Board, we pay an equal dividend on both classes of shares. In 2021, each share paid an annualized dividend of $2.00.

30     |   ROGERS COMMUNICATIONS INC.  2021 ANNUAL REPORT

2021 Financial Results

See “Accounting Policies” in this MD&A and the notes to our 2021 Audited Consolidated Financial Statements for important accounting policies and estimates as they relate to the following discussion.

We use several key performance indicators to measure our performance against our strategy and the results of our peers and competitors. Many of these are not defined terms under IFRS and should not be considered alternative measures to net income or any other financial measure of performance under IFRS. See “Key Performance Indicators” and “Non-GAAP and Other Financial Measures” for more information.

SUMMARY OF CONSOLIDATED RESULTS

	Years ended December 31
(In millions of dollars, except margins and per share amounts)	2021	2020	% Chg
Revenue
Wireless	8,768	8,530	3
Cable	4,072	3,946	3
Media	1,975	1,606	23
Corporate items and intercompany eliminations	(160)	(166)	(4)
Revenue	14,655	13,916	5
Total service revenue	12,533	11,955	5
Adjusted EBITDA
Wireless	4,214	4,067	4
Cable	2,013	1,935	4
Media	(127)	51	n/m
Corporate items and intercompany eliminations	(213)	(196)	9
Adjusted EBITDA	5,887	5,857	1
Adjusted EBITDA margin	40.2%	42.1%	(1.9 pts )

Net income	1,558	1,592	(2)
Basic earnings per share	$3.09	$3.15	(2)
Diluted earnings per share	$3.07	$3.13	(2)

Adjusted net income	1,803	1,725	5
Adjusted basic earnings per share	$3.57	$3.42	4
Adjusted diluted earnings per share [1]	$3.56	$3.40	5

Capital expenditures	2,788	2,312	21
Cash provided by operating activities	4,161	4,321	(4)
Free cash flow	1,671	2,366	(29)

[1]

Adjusted diluted earnings per share is a non-GAAP ratio. Adjusted net income, a non-GAAP financial measure, is a component of adjusted diluted earnings per share. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See “Non-GAAP and Other Financial Measures” for more information about these measures.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

KEY CHANGES IN FINANCIAL RESULTS YEAR OVER YEAR

REVENUE

Wireless service revenue increased this year as a result of a larger postpaid subscriber base and higher roaming revenue as COVID-19-related global travel restrictions were generally less strict than last year, partially offset by lower overage revenue. Wireless equipment revenue increased this year as a result of higher device upgrades by existing customers and a shift in the product mix towards higher-value devices, partially offset by fewer of our new subscribers purchasing devices.

Cable revenue increased this year as a result of the movement of Internet customers to higher speed and usage tiers in our Ignite Internet offerings and the increase in total customer relationships over the past year, due to growth in our Internet and Ignite TV subscriber bases, and disciplined promotional activity and Internet service pricing changes in late 2020, partially offset by declines in our legacy television and home phone subscriber bases.

Media revenue increased this year as a result of the postponement of the start of the 2020-2021 NHL and NBA seasons, shifting revenue to 2021, and higher Toronto Blue Jays attendance-related revenue as COVID-19 restrictions eased and fan attendance was permitted.

ADJUSTED EBITDA

Adjusted EBITDA increased this year, primarily due to increases in Wireless and Cable adjusted EBITDA, partially offset by the decrease in Media adjusted EBITDA, which led to an adjusted EBITDA margin of 40%.

Wireless adjusted EBITDA increased this year primarily as a result of the flow-through impact of the aforementioned increases in revenue and lower bad debt expense. This gave rise to a Wireless adjusted EBITDA margin of 48.1%. Although a decrease from 2020, the ongoing long-term shift to customers financing their device purchases is reflected in the general improvement in our equipment margin.

Cable adjusted EBITDA increased this year as a result of the revenue growth as discussed above, which led to a Cable adjusted EBITDA margin of 49.4%.

Media adjusted EBITDA decreased this year primarily as a result of higher programming and production costs as a result of the postponement of the start of the 2020-2021 NHL and NBA seasons, higher general operating costs, and higher Toronto Blue Jays player payroll and game day costs, partially offset by higher revenue as discussed above.

NET INCOME AND ADJUSTED NET INCOME

Net income decreased as a result of higher restructuring, acquisition and other costs attributable to the Transaction. Adjusted net income increased this year primarily as a result of higher adjusted EBITDA and lower finance costs.

32     |   ROGERS COMMUNICATIONS INC.  2021 ANNUAL REPORT

WIRELESS

ROGERS IS CANADA’S LARGEST PROVIDER OF WIRELESS COMMUNICATIONS SERVICES

As at December 31, 2021, we had:

•	approximately 11.3 million wireless subscribers; and
•	approximately 31% subscriber and revenue share of the Canadian wireless market.

WIRELESS FINANCIAL RESULTS

	Years ended December 31

(In millions of dollars, except margins)	2021	2020	% Chg

Revenue
Service revenue	6,666	6,579	1
Equipment revenue	2,102	1,951	8

Revenue	8,768	8,530	3

Operating expenses
Cost of equipment	2,142	1,932	11
Other operating expenses	2,412	2,531	(5)

Operating expenses	4,554	4,463	2

Adjusted EBITDA	4,214	4,067	4

Adjusted EBITDA service margin [1]	63.2%	61.8%	1.4 pts

Adjusted EBITDA margin [2]	48.1%	47.7%	0.4 pts
Capital expenditures	1,515	1,100	38

[1]	Calculated using service revenue.
[2]	Calculated using total revenue.

WIRELESS SUBSCRIBER RESULTS 1

(In thousands, except churn, blended ABPU, and blended ARPU)	Years ended December 31
	2021	2020	Chg

Postpaid
Gross additions	1,565	1,381	184
Net additions	448	245	203
Total postpaid subscribers [2]	10,131	9,683	448
Churn (monthly)	0.95%	1.00%	(0.05 pts )
Prepaid
Gross additions	512	550	(38)
Net losses	(94)	(142)	48
Total prepaid subscribers [2]	1,166	1,260	(94)
Churn (monthly)	4.20%	4.38%	(0.18 pts )
Blended ARPU (monthly)	$50.26	$50.75	($0.49)
Blended ABPU (monthly) [3]	$63.45	$63.24	$0.21

[1]	Subscriber counts and subscriber churn are key performance indicators. See “Key Performance Indicators”.
[2]	As at end of period.
[3]

Blended ABPU is a non-GAAP ratio. Adjusted Wireless service revenue is a non-GAAP financial measure and is a component of blended ABPU. This is not a standardized financial measure under IFRS and might not be comparable to similar financial measures disclosed by other companies. See “Non-GAAP and Other Financial Measures” for more information about this measure.

REVENUE

Our revenue depends on the size of our subscriber base, the revenue per user, the revenue from the sale of wireless devices, and other equipment revenue.

Service revenue

Service revenue includes revenue derived from voice and data services from:

•	postpaid and prepaid monthly fees;
•	data usage;
•	airtime;
•	long distance charges;
•	essential services charges;
•	inbound and outbound roaming charges; and
•	certain other fees and charges.

The 1% increase in service revenue this year was a result of:

•	a larger postpaid subscriber base; and
•	higher roaming revenue as COVID-19-related global travel restrictions were generally less strict than last year; partially offset by
•	a decrease in overage revenue as a result of strong customer adoption of our Rogers Infinite unlimited data plans.

The 1% decrease in blended ARPU was primarily a result of an increase in our subscribers on lower monthly price plans.

The stable blended ABPU was primarily a result of the increased roaming revenue offset by the decline in overage revenue.

We believe the increases in gross and net additions to our postpaid subscriber base and the improved postpaid churn this year were a result of strong execution and an increase in market activity by Canadians with the ongoing opening of the economy.

Equipment revenue

Equipment revenue includes revenue from sales of mobile devices to subscribers through fulfillment by Wireless’ customer service groups, websites, telesales, corporate stores, and independent dealers, agents, and retailers.

The 8% increase in equipment revenue this year was a result of:

•	higher device upgrades by existing customers; and
•	a shift in the product mix towards higher-value devices; partially offset by
•	fewer of our new subscribers purchasing devices.

OPERATING EXPENSES

We record operating expenses in two categories:

•	the cost of wireless devices and equipment; and
•	all other expenses involved in day-to-day operations, to service existing subscriber relationships, and to attract new subscribers.

The 11% increase in the cost of equipment this year was a result of the same factors discussed in equipment revenue above.

Although a decrease from 2020, the ongoing long-term shift to customers financing their device purchases is reflected in the general improvement in our equipment margin.

The 5% decrease in other operating expenses this year was a result of:

•	lower bad debt expense as we recorded a provision last year due to the economic uncertainty relating to COVID-19; and
•	various cost efficiencies and productivity initiatives; partially offset by
•	higher advertising and channel costs.

ADJUSTED EBITDA

The 4% increase in adjusted EBITDA this year was a result of the revenue and expense changes discussed above.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

CABLE

ONE OF CANADA’S LEADING PROVIDERS OF HIGH-SPEED INTERNET, CABLE TELEVISION, AND PHONE SERVICES

As at December 31, 2021, we had:

•	approximately 2.7 million high-speed Internet subscribers;
•	approximately 0.8 million Ignite TV subscribers; and
•	a network passing approximately 4.7 million homes in Ontario, New Brunswick, Nova Scotia, and on the island of Newfoundland.

CABLE FINANCIAL RESULTS

	Years ended December 31

(In millions of dollars, except margins)	2021	2020	% Chg
Revenue
Service revenue	4,052	3,936	3
Equipment revenue	20	10	100

Revenue	4,072	3,946	3
Operating expenses	2,059	2,011	2
Adjusted EBITDA	2,013	1,935	4
Adjusted EBITDA margin	49.4%	49.0%	0.4 pts
Capital expenditures	913	940	(3)

CABLE SUBSCRIBER RESULTS 1

(In thousands, except ARPA and penetration)	Years ended December 31
	2021	2020	Chg
Internet [2]
Net additions	49	57	(8)
Total Internet subscribers [3,4]	2,665	2,598	67
Ignite TV
Net additions	244	218	26
Total Ignite TV subscribers [3]	788	544	244
Homes passed [3]	4,700	4,578	122
Customer relationships
Net additions	31	12	19
Total customer relationships [3,4]	2,581	2,530	51
ARPA (monthly)	$132.58	$130.70	$1.88
Penetration [3]	54.9%	55.3%	(0.4 pts	)

[1]	Subscriber counts are key performance indicators. See “Key Performance Indicators”.
[2]	Internet subscriber results include Smart Home Monitoring subscribers.
[3]	As at end of period.
[4]

On September 1, 2021, we acquired approximately 18,000 Internet subscribers and 20,000 customer relationships as a result of our acquisition of Seaside Communications, which are not included in net additions, but do appear in the ending total balance for December 31, 2021.

REVENUE

Service revenue

Service revenue includes revenue derived from:

•	monthly subscription and additional use service revenue from residential, small business, enterprise, public sector, and wholesale Internet access subscribers;
•	monthly service revenue from our smart home monitoring products;
•	modem, television set-top box, and other equipment rental fees;
•	IPTV and digital cable services, such as:
•	basic service fees;
•	tier service fees;
•	access fees for use of channel capacity by third parties; and
•	premium and specialty service subscription fees, including pay-per-view service fees and video-on-demand service fees;
•	monthly service fees;
•	calling features, such as voicemail, call waiting, and caller ID; and
•	long distance calling.

The 3% increase in Cable service revenue this year was a result of:

•

the movement of Internet customers to higher speed and usage tiers in our Ignite Internet offerings and the increase in total customer relationships over the past year, due to growth in our Internet and Ignite TV subscriber bases; and

•	a 1% increase in ARPA as a result of disciplined promotional activity and Internet service pricing changes in late 2020; partially offset by
•	declines in our legacy television and home phone subscriber bases.

Equipment revenue

Equipment revenue includes revenue generated from the sale of television set-top boxes, Internet modems and other equipment, and smart home monitoring equipment. The increase in equipment revenue this year was a result of higher Ignite equipment sales.

OPERATING EXPENSES

We record Cable operating expenses in three categories:

•	the cost of programming;
•	the cost of equipment revenue (television set-top boxes, Internet modem and other equipment, and smart home monitoring equipment); and
•	all other expenses involved in day-to-day operations, to service and retain existing subscriber relationships, and to attract new subscribers.

The 2% increase in operating expenses this year was a result of:

•	higher customer care costs; partially offset by
•	various cost efficiencies and productivity initiatives.

ADJUSTED EBITDA

The 4% increase in adjusted EBITDA this year was a result of the revenue and expense changes described above.

34     |   ROGERS COMMUNICATIONS INC.  2021 ANNUAL REPORT

MEDIA

DIVERSIFIED CANADIAN MEDIA COMPANY

We have a broad portfolio of media properties, which most significantly includes:

•	sports media and entertainment, such as Sportsnet and the Toronto Blue Jays;
•	our exclusive national 12-year NHL Agreement, which runs through the 2025-2026 season;
•	category-leading television and radio broadcasting properties;
•	multi-platform televised and online shopping; and
•	digital media.

MEDIA FINANCIAL RESULTS

	Years ended December 31
(In millions of dollars, except margins)	2021	2020	% Chg

Revenue	1,975	1,606	23
Operating expenses	2,102	1,555	35

Adjusted EBITDA	(127)	51	n/m

Adjusted EBITDA margin	(6.4)%	3.2%	(9.6 pts	)
Capital expenditures	115	79	46

REVENUE

Media revenue is earned from:

•	advertising sales across its television, radio, and digital media properties;
•	subscriptions to televised and OTT products;
•	ticket sales, fund redistribution and other distributions from MLB, and concession sales; and
•	retail product sales.

The 23% increase in revenue this year was a result of:

•	higher advertising and subscription revenue, primarily as a result of the delayed starts of the 2020-2021 NHL and NBA seasons; and
•	higher Toronto Blue Jays attendance-related revenue as COVID-19 restrictions eased and fan attendance was permitted.

OPERATING EXPENSES

We record Media operating expenses in four primary categories:

•	the cost of broadcast content, including sports programming and production;
•	Toronto Blue Jays player compensation;
•	the cost of retail products sold; and
•	all other expenses involved in day-to-day operations.

The 35% increase in operating expenses this year was a result of:

•	higher programming and production costs as a result of the delayed starts of the 2020-2021 NHL and NBA seasons;
•	higher other general operating costs as a result of the resumption of sports and increased activities as COVID-19 restrictions eased; and
•	higher Toronto Blue Jays player payroll and game day costs, primarily as a result of the shortened 2020 MLB season.

ADJUSTED EBITDA

The decrease in adjusted EBITDA this year was a result of the revenue and expense changes described above.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

CAPITAL EXPENDITURES

Capital expenditures include costs associated with acquiring property, plant and equipment and placing it into service. The telecommunications business requires extensive and continual investments, including investment in new technologies and the expansion of capacity and geographical reach. Expenditures related to the acquisition of spectrum licences and additions to right-of-use assets are not included in capital expenditures and do not factor into the calculation of free cash flow or capital intensity. See “Managing our Liquidity and Financial Resources”, “Key Performance Indicators”, and “Non-GAAP and Other Financial Measures” for more information.

Capital expenditures are significant and have a material impact on our cash flows; therefore, our management teams focus on planning, funding, and managing them. We believe this measure best reflects our cost of property, plant and equipment in a given period and is a simpler measure for comparing between periods.

(In millions of dollars, except capital intensity)	Years ended December 31
	2021	2020	% Chg
Wireless	1,515	1,100	38
Cable	913	940	(3)
Media	115	79	46
Corporate	245	193	27

Capital expenditures [1]	2,788	2,312	21

Capital intensity	19.0%	16.6%	2.4 pts

[1]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.

WIRELESS

The increase in capital expenditures in Wireless this year was a result of investments made to upgrade our wireless network to continue delivering reliable performance for our customers. We continued to emphasize our 5G deployments in the 600 MHz band and other bands as we have deployed our 5G network in more than 1,500 communities and we continued rolling out our 5G standalone core network in Montreal, Ottawa, Toronto, and Vancouver.

CABLE

The decrease in capital expenditures in Cable this year was a result of the recognition of capital efficiencies and improved capital intensity. We have continued upgrading our network infrastructure, including additional fibre deployments to increase our FTTH and FTTC distribution. These upgrades will lower the number of homes passed per node and incorporate the latest technologies to help deliver more bandwidth and an even more reliable customer experience as we progress in our connected home roadmap, including service footprint expansion and upgrades to our DOCSIS 3.1 platform to evolve to DOCSIS 4.0, to offer increased download speeds over time.

MEDIA

The increase in capital expenditures this year was primarily a result of higher broadcast infrastructure expenditures, including investments in new production studios, partially offset by lower stadium and facility investments at the Toronto Blue Jays.

CORPORATE

The increase in corporate capital expenditures this year was a result of higher investments in our information technology.

CAPITAL INTENSITY

Capital intensity increased this year as a result of higher capital expenditures, partially offset by higher revenue, as discussed above.

36     |   ROGERS COMMUNICATIONS INC.  2021 ANNUAL REPORT

REVIEW OF CONSOLIDATED PERFORMANCE

This section discusses our net income and other expenses that do not form part of the segment discussions above.

	Years ended December 31

(In millions of dollars)	2021	2020	% Chg

Adjusted EBITDA	5,887	5,857	1
Deduct (add):
Depreciation and amortization	2,585	2,618	(1)
Restructuring, acquisition and other	324	185	75
Finance costs	849	881	(4)
Other expense	2	1	100
Income tax expense	569	580	(2)

Net income	1,558	1,592	(2)

ADJUSTED EBITDA

See “Key Changes in Financial Results Year Over Year” for a discussion of the increase in adjusted EBITDA this year.

DEPRECIATION AND AMORTIZATION

	Years ended December 31

(In millions of dollars)	2021	2020	% Chg

Depreciation of property, plant and equipment	2,322	2,390	(3)

Depreciation of right-of-use assets	246	217	13
Amortization	17	11	55

Total depreciation and amortization	2,585	2,618	(1)

Total depreciation and amortization decreased this year, primarily as a result of certain assets becoming fully amortized, partially offset by, of the cumulative impact of increasing capital expenditures and additions to right-of-use assets over the past several years. See “Capital Expenditures” for more information.

RESTRUCTURING, ACQUISITION AND OTHER

During the year ended December 31, 2021, we incurred $324 million (2020 – $185 million) in restructuring, acquisition and other expenses, which included $137 million (2020 – nil) of certain costs relating to the Transaction, including certain costs related to the committed credit facility and other costs incurred directly related to the Transaction. The remaining costs in 2021 were primarily severance costs associated with the targeted restructuring of our employee base, certain contract termination costs, incremental, temporary costs incurred in response to COVID-19, and other costs. In 2020, these costs were primarily incremental, temporary employee compensation and other costs incurred in response to COVID-19 as well as severance costs associated with the targeted restructuring of our employee base.

FINANCE COSTS

	Years ended December 31

(In millions of dollars)	2021	2020	% Chg

Interest on borrowings [1]	745	780	(4)
Interest on lease liabilities	74	70	6
Interest on post-employment benefits liability	14	13	8
Loss on foreign exchange	10	107	(91)
Change in fair value of derivative instruments	(6)	(97)	(94)

Capitalized interest	(17)	(19)	(11)
Other	29	27	7

Total finance costs	849	881	(4)

[1]	Interest on borrowings includes interest on short-term borrowings and on long-term debt.

The 4% decrease in finance costs this year was primarily a result of lower interest on borrowings due to the repayment of our $1.45 billion senior notes at maturity in March 2021.

Foreign exchange and change in fair value of derivative instruments

We recognized $10 million in net foreign exchange losses in 2021 (2020 – $107 million in net losses). These losses were primarily attributed to our US CP program borrowings.

These foreign exchange losses were offset by the $6 million gain related to the change in fair value of derivatives (2020 – $97 million gain) that was primarily attributed to the debt derivatives, which were not designated as hedges for accounting purposes, we used to substantially offset the foreign exchange risk related to these US dollar-denominated borrowings.

See “Managing our Liquidity and Financial Resources” for more information about our debt and related finance costs.

2021 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     37

MANAGEMENT’S DISCUSSION AND ANALYSIS

INCOME TAX EXPENSE

Below is a summary of the difference between income tax expense computed by applying the statutory income tax rate to income before income tax expense and the actual income tax expense for the year.

	Years ended December 31

(In millions of dollars, except tax rates)	2021	2020

Statutory income tax rate	26.5%	26.6%
Income before income tax expense	2,127	2,172

Computed income tax expense	564	578
Increase (decrease) in income tax expense resulting from:
Non-deductible stock-based compensation	1	–
Non-deductible portion of equity losses	12	10
Income tax adjustment, legislative tax change	–	(3)
Non-taxable income from security investments	(11)	(10)
Other items	3	5

Total income tax expense	569	580

Effective income tax rate	26.8%	26.7%
Cash income taxes paid	700	418

Our effective income tax rate this year was 26.8% compared to 26.7% for 2020. The effective income tax rate for 2021 and 2020 approximated the statutory income tax rate.

Cash income taxes paid increased this year primarily as a result of the timing of installment payments. Our transition to a device financing business model in 2020 resulted in earlier recognition of equipment revenue for income tax purposes. As a result, our cash income taxes for 2021 increased by approximately $300 million, reflecting our final 2020 tax installment.

NET INCOME

Net income was 2% lower than last year. See “Key Changes in Financial Results Year Over Year” for more information.

(In millions of dollars, except per share amounts)	Years ended December 31
	2021	2020	% Chg

Net income	1,558	1,592	(2)
Basic earnings per share	$3.09	$3.15	(2)
Diluted earnings per share	$3.07	$3.13	(2)

ADJUSTED NET INCOME

Adjusted net income was 5% higher compared to 2020, primarily as a result of higher adjusted EBITDA, lower depreciation and amortization, and lower finance costs, partially offset by higher income tax expense.

(In millions of dollars, except per share amounts)	Years ended December 31
	2021	2020	% Chg

Adjusted EBITDA	5,887	5,857	1
Deduct (add):
Depreciation and amortization	2,585	2,618	(1)
Finance costs	849	881	(4)
Other expense	2	1	100
Income tax expense [1]	648	632	3

Adjusted net income	1,803	1,725	5

Adjusted basic earnings per share	$3.57	$3.42	4
Adjusted diluted earnings per share	$3.56	$3.40	5

[1]	Income tax expense above excludes a $79 million recovery (2020 – $52 million recovery) for the year ended December 31, 2021 related to the income tax impact for adjusted items.

EMPLOYEES

Employee salaries and benefits represent a material portion of our expenses. As at December 31, 2021, we had approximately 23,000 employees (2020 – 24,000) across all of our operating groups, including shared services and the corporate office. Total salaries and benefits for full-time and part-time employees in 2021 were $2,181 million (2020 – $1,847 million).

38     |   ROGERS COMMUNICATIONS INC.  2021 ANNUAL REPORT

2020 FULL-YEAR RESULTS COMPARED TO 2019

	Years ended December 31

(In millions of dollars, except margins)	2020	2019	% Chg
Revenue
Wireless	8,530	9,250	(8)
Cable	3,946	3,954	–
Media	1,606	2,072	(22)
Corporate items and intercompany eliminations	(166)	(203)	(18)

Revenue	13,916	15,073	(8)
Total service revenue	11,955	12,965	(8)

Adjusted EBITDA
Wireless	4,067	4,345	(6)
Cable	1,935	1,919	1
Media	51	140	(64)
Corporate items and intercompany eliminations	(196)	(192)	2

Adjusted EBITDA	5,857	6,212	(6)
Adjusted EBITDA margin	42.1%	41.2%	0.9 pts

Net income	1,592	2,043	(22)
Adjusted net income	1,725	2,135	(19)

Revenue

Consolidated revenue decreased in 2020, reflecting a revenue decline of 8% in Wireless and decline of 22% in Media.

Wireless service revenue decreased as a result of lower roaming revenue due to global travel restrictions during COVID-19 and lower overage revenue as a result of the continued adoption of our Rogers Infinite unlimited data plans.

Cable revenue was in line with 2019.

Media revenue decreased by 22% as a result of lower sports-related revenues, including at the Toronto Blue Jays, due to the impact of COVID-19, the suspension of major sports leagues from mid-March until the third quarter, and the postponed start of the 2020-2021 NHL and NBA seasons, which traditionally start early in the fourth quarter, as well as lower advertising revenue related to softness in the advertising market, partially offset by higher revenues at Today’s Shopping Choice.

Adjusted EBITDA

Consolidated adjusted EBITDA decreased in 2020 to $5,857 million, reflecting decreases in Wireless and Media, partially offset by an increase in Cable.

Wireless adjusted EBITDA decreased 6% as a result of the decrease in service revenue as discussed above, partially offset by the shift to device financing, which significantly improved the Wireless equipment margin, and various cost efficiencies and productivity initiatives.

Cable adjusted EBITDA increased by 1% in 2020 as a result of various cost efficiencies.

Media adjusted EBITDA decreased 64% primarily as a result of decreased revenue as discussed above, partially offset by lower sports-related costs due to the suspension of major sports leagues from mid-March until the third quarter and the postponed start of the 2020-2021 NHL and NBA seasons.

Net income and adjusted net income

Net income and adjusted net income both decreased in 2020 primarily as a result of lower adjusted EBITDA. Net income decreased to $1,592 million in 2020 from $2,043 million in 2019 and adjusted net income decreased to $1,725 million in 2020 from $2,135 million in 2019.

2021 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     39

MANAGEMENT’S DISCUSSION AND ANALYSIS

QUARTERLY RESULTS

Below is a summary of our quarterly consolidated financial results and key performance indicators for 2021 and 2020.

QUARTERLY CONSOLIDATED FINANCIAL SUMMARY

	2021					2020

(In millions of dollars, except per share amounts)	Full Year	Q4	Q3	Q2	Q1	Full Year	Q4	Q3	Q2	Q1

Revenue
Wireless	8,768	2,415	2,215	2,064	2,074	8,530	2,291	2,228	1,934	2,077
Cable	4,072	1,023	1,016	1,013	1,020	3,946	1,019	988	966	973
Media	1,975	516	473	546	440	1,606	409	489	296	412
Corporate items and intercompany eliminations	(160)	(35)	(38)	(41)	(46)	(166)	(39)	(40)	(41)	(46)

Total revenue	14,655	3,919	3,666	3,582	3,488	13,916	3,680	3,665	3,155	3,416
Total service revenue	12,533	3,232	3,149	3,131	3,021	11,955	3,023	3,086	2,797	3,049
Adjusted EBITDA
Wireless	4,214	1,086	1,107	1,008	1,013	4,067	1,034	1,089	918	1,026
Cable	2,013	518	516	492	487	1,935	520	508	454	453
Media	(127)	(26)	33	(75)	(59)	51	82	89	(35)	(85)
Corporate items and intercompany eliminations	(213)	(56)	(56)	(51)	(50)	(196)	(46)	(48)	(43)	(59)

Adjusted EBITDA	5,887	1,522	1,600	1,374	1,391	5,857	1,590	1,638	1,294	1,335
Deduct (add):
Depreciation and amortization	2,585	658	642	647	638	2,618	666	663	650	639
Restructuring, acquisition and other	324	101	63	115	45	185	73	49	42	21
Finance costs	849	218	207	206	218	881	228	219	214	220
Other expense (income)	2	(12)	20	(7)	1	1	2	6	7	(14)

Net income before income tax expense	2,127	557	668	413	489	2,172	621	701	381	469
Income tax expense	569	152	178	111	128	580	172	189	102	117

Net income	1,558	405	490	302	361	1,592	449	512	279	352

Earnings per share:
Basic	$3.09	$0.80	$0.97	$0.60	$0.71	$3.15	$0.89	$1.01	$0.55	$0.70
Diluted	$3.07	$0.80	$0.94	$0.60	$0.70	$3.13	$0.89	$1.01	$0.54	$0.68
Net income	1,558	405	490	302	361	1,592	449	512	279	352
Add (deduct):
Restructuring, acquisition and other	324	101	63	115	45	185	73	49	42	21
Income tax impact of above items	(79)	(20)	(17)	(30)	(12)	(52)	(22)	(13)	(11)	(6)

Adjusted net income	1,803	486	536	387	394	1,725	500	548	310	367

Adjusted earnings per share:
Basic	$3.57	$0.96	$1.06	$0.77	$0.78	$3.42	$0.99	$1.09	$0.61	$0.73
Diluted	$3.56	$0.96	$1.03	$0.76	$0.77	$3.40	$0.99	$1.08	$0.60	$0.71
Capital expenditures	2,788	846	739	719	484	2,312	656	504	559	593
Cash provided by operating activities	4,161	1,147	1,319	1,016	679	4,321	947	986	1,429	959
Free cash flow	1,671	468	507	302	394	2,366	568	868	468	462

40     |   ROGERS COMMUNICATIONS INC.  2021 ANNUAL REPORT

FOURTH QUARTER 2021 RESULTS

Results commentary in “Fourth Quarter 2021 Results” compares the fourth quarter of 2021 with the fourth quarter of 2020.

Revenue

Total revenue and total service revenue increased by 6% and 7%, respectively, in the fourth quarter, driven by revenue growth in our Wireless and Media businesses.

Wireless service revenue increased by 6% in the fourth quarter, mainly as a result of larger postpaid subscriber base and higher roaming revenue, as COVID-19-related global travel restrictions were generally less strict than last year. Wireless equipment revenue increased by 4%, as a result of higher device upgrades by existing subscribers, and higher gross additions, partially offset by increased promotional activity during key selling periods.

Cable revenue was stable in the fourth quarter, primarily as a result of the movement of Internet customers to higher speed and usage tiers in our Ignite Internet offerings and the increases in our Internet and Ignite TV subscriber bases, offset by declines in our legacy television and home phone subscriber bases.

Media revenue increased by 26% in the fourth quarter, primarily as 2020 was impacted by the postponement of the start of the 2020-2021 NHL and NBA seasons.

Adjusted EBITDA and margins

Consolidated adjusted EBITDA decreased 4% in the fourth quarter and our adjusted EBITDA margin decreased by 440 basis points driven by the impact of Media.

Wireless adjusted EBITDA increased by 5%, primarily as a result of the flow-through of revenue growth. This gave rise to a Wireless adjusted EBITDA service margin of 62.6%.

Cable adjusted EBITDA was in line with last year, resulting in a Cable adjusted EBITDA margin of 50.6% in the fourth quarter.

Media adjusted EBITDA decreased by $108 million in the fourth quarter, primarily due to higher sports programming and production costs as a result of the postponement of the start of the 2020-2021 NHL and NBA seasons, partially offset by higher revenue as discussed above.

Net income and adjusted net income

Net income and adjusted net income decreased in the fourth quarter by 10% and 3%, respectively, primarily as a result of lower adjusted EBITDA.

QUARTERLY TRENDS AND SEASONALITY

Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reportable segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses.

COVID-19 significantly affected our operating results in 2020 and 2021 in addition to the typical seasonal fluctuations in our business that are described below. In Wireless, the decline in customer travel due to global travel restrictions resulted in lower-than-pre-pandemic roaming revenue. In Media, major professional sports leagues postponed their 2019-20 seasons between March and July 2020 and recommenced with contracted seasons from July to September 2020. The NBA and NHL also postponed and condensed their 2020-21 seasons to late December 2020 and early January 2021, respectively. These changes caused sports-related revenue and expenses, such as programming rights amortization, to be recognized at different points in time than is typical. Furthermore, the effect of the Toronto Blue Jays being able to allow limited game-day attendance this year and play a full season compared to the stricter public health restrictions in the prior year has resulted in increased revenue and operating expenses this year.

We expect COVID-19 will continue to affect our operating results in 2022 and there is continued uncertainty surrounding the duration and potential outcomes of COVID-19.

Fluctuations in net income from quarter to quarter can also be attributed to losses on the repayment of debt, foreign exchange gains or losses, changes in the fair value of derivative instruments, other income and expenses, restructuring, acquisition and other costs, impairment of assets, and changes in income tax expense.

Wireless

Trends affecting both Wireless revenue and adjusted EBITDA reflect:

•	the growing number of wireless subscribers;
•	greater usage of wireless data;
•	higher wireless equipment revenue as more consumers shift to financing higher-value devices, along with ongoing disciplined promotional activity; and
•	decreasing postpaid churn, which we believe is beginning to reflect the realization of our enhanced customer service efforts; partially offset by
•	lower overage revenue as customers continue to adopt our unlimited data plans.

Additional trends affecting Wireless adjusted EBITDA reflect higher costs related to the increasing number of subscribers.

We continue to target organic growth in higher-value postpaid subscribers, reflected in the increasing proportion of postpaid subscribers relative to prepaid subscribers. Prepaid plans are evolving to have properties similar to those of traditional postpaid plans. We believe this evolution provides consumers with greater choice of subscribing to a postpaid or prepaid service plan. Growth in our customer base over time has resulted in higher costs for customer service, retention, credit, and collection; however, most of the cost increases have been offset by gains in operating efficiencies.

Wireless operating results are influenced by the timing of our marketing and promotional expenditures and higher levels of subscriber additions, resulting in higher subscriber acquisition- and activation-related expenses, typically in the third and fourth quarters. Conversely, periods with higher activity may adversely impact subscriber churn metrics as a result of heightened competitive activity. The third and fourth quarters typically experience higher volumes of activity as a result of “back to school” and holiday season-related consumer behaviour. Aggressive promotional offers are often advertised during these periods and also contribute to the impact on subscriber metrics. In contrast, we

2021 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     41

MANAGEMENT’S DISCUSSION AND ANALYSIS

typically see lower subscriber additions in the first quarter of the year.

The launch of popular new wireless device models can also affect the level of subscriber activity. Highly anticipated device launches typically occur in the spring and fall seasons of each year. Wireless roaming revenue is dependent on customer travel volumes and timing, which is affected by the foreign exchange rate of the Canadian dollar and general economic conditions.

Cable

Trends affecting Cable service revenue primarily reflect:

•	higher Internet subscription fees as customers increasingly upgrade to higher-tier speed plans, including those with unlimited usage;
•	customers adopting Ignite TV;
•	general service pricing increases; and
•	the shift of business customers from lower-margin, off-net legacy long distance and data services to higher-margin, next-generation services and data centre businesses; partially offset by
•	competitive losses of legacy Television and Phone subscribers;
•	Television subscribers downgrading their service plans; and
•	lower additional usage of our products and services as service plans are increasingly bundling more features, such as unlimited usage or a greater number of TV channels.

Trends affecting Cable adjusted EBITDA primarily reflect:

•	higher Internet operating margins, as a result of the shift from conventional Television to Internet services; and
•	the shift to a self-install model for most of our Cable products; partially offset by
•	higher premium supplier fees in Television as a result of bundling more value-added offerings into our Cable products.

Cable’s operating results are affected by modest seasonal fluctuations in subscriber additions and disconnections, typically caused by:

•

university and college students who live in residence moving out early in the second quarter and cancelling their service as well as students moving in late in the third quarter and signing up for cable service;

•	individuals temporarily suspending service for extended vacations or seasonal relocations;
•	the timing of service pricing changes; and
•	the focused marketing we generally conduct in our fourth quarter.

Cable operating results are also influenced by trends in cord shaving and cord cutting, which has resulted in fewer subscribers watching traditional cable television, as well as a lower number of Television subscribers. In addition, trends in the use of wireless products and Internet or social media as substitutes for traditional home phone products have resulted in fewer Phone subscribers. Cable results from our business customers do not generally have any unique seasonal aspects.

Media

Trends affecting Media revenue and adjusted EBITDA are generally the result of:

•	fluctuations in advertising and consumer market conditions;
•	subscriber rate increases;
•	higher sports and rights costs, including increases as we move further along in our NHL Agreement;
•	general cord shaving and cord cutting by television subscribers regardless of service provider; and
•	continual investment in primetime and specialty programming relating to both our broadcast networks (such as Citytv) and our specialty channels (such as FX (Canada)).

Seasonal fluctuations relate to:

•

periods of increased consumer activity and their impact on advertising and related retail cycles, which tend to be most active in the fourth quarter due to holiday spending and slower in the first quarter;

•	the MLB season, where:
•	games played are concentrated in the spring, summer, and fall months (generally the second and third quarters of the year);
•

revenue related to game day ticket sales, merchandise sales, and advertising are concentrated in the spring, summer, and fall months (generally the second and third quarters of the year), with postseason games commanding a premium in advertising revenue and additional revenue from game day ticket sales and merchandise sales, if and when the Toronto Blue Jays play in the postseason (in the fourth quarter of the year); and

•	programming and production costs and player payroll are expensed based on the number of games aired or played, as applicable; and
•	the NHL season, where:
•

regular season games are concentrated in the fall and winter months (generally the first and fourth quarters of the year) and playoff games are concentrated in the spring months (generally the second quarter of the year). We expect a correlation between the quality of revenue and earnings and the extent of Canadian teams’ presence during the playoffs;

•	programming and production costs are expensed based on the timing of when the rights are aired or are expected to be consumed; and
•	advertising revenue and programming expenses are concentrated in the fall, winter, and spring months, with playoff games commanding a premium in advertising revenue.

Other expenses

Depreciation and amortization trails capital expenditures and, in recent years, has been trending upward as a result of an increase in our general depreciable asset base, related significantly to the ongoing expansions of our wireless and cable networks. The increasing trend is a direct result of increasing capital expenditures in previous years as we worked to upgrade our wireless network for the launch of 5G services and roll out Ignite TV, Ignite Gigabit Internet, and 4K TV to our Cable footprint. We expect future depreciation and amortization to align with ongoing capital expenditures and additions to right-of-use assets.

42     |   ROGERS COMMUNICATIONS INC.  2021 ANNUAL REPORT

OVERVIEW OF FINANCIAL POSITION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31 (In millions of dollars)
	2021	2020	$ Chg	% Chg	Explanation of significant changes
Assets
Current assets:
Cash and cash equivalents	715	2,484	(1,769)	(71)	See “Managing our Liquidity and Financial Resources”.
Accounts receivable	3,847	2,856	991	35	Primarily reflects the increase in financing receivables.
Inventories	535	479	56	12	Reflects an increase in Wireless devices to mitigate the risk of the COVID-19 impact on supply chains.
Current portion of contract assets	115	533	(418)	(78)	Reflects our transition of consumer offerings to device financing agreements.
Other current assets	497	516	(19)	(4)	n/m
Current portion of derivative instruments	120	61	59	97	Primarily reflects changes in the market value of certain interest rate derivatives as a result of changes in the interest rate environment.

Total current assets	5,829	6,929	(1,100)	(16)
Property, plant and equipment	14,666	14,018	648	5	Primarily reflects capital expenditures and additions to right-of-use assets partially offset by depreciation expense.
Intangible assets	12,281	8,926	3,355	38	Primarily reflects the acquisition of 3500 MHz spectrum licences.
Investments	2,493	2,536	(43)	(2)	n/m
Derivative instruments	1,431	1,378	53	4	Primarily reflects changes in the market values of certain debt derivatives as a result of changes in the interest rate environment.
Financing receivables	854	748	106	14	Reflects our continued transition of consumer offerings to device financing agreements.
Other long-term assets	385	346	39	11	n/m
Goodwill	4,024	3,973	51	1	n/m
Total assets	41,963	38,854	3,109	8

Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	2,200	1,221	979	80	Reflects an increase in borrowings under our receivables securitization program, US CP program, and non-revolving credit facilities.
Accounts payable and accrued liabilities	3,416	2,714	702	26	Reflects increased spending as the economy recovered from COVID-19.
Income tax payable	115	344	(229)	(67)	Reflects a decrease in taxes owed as a result of the final 2020 installment payment.
Other current liabilities	607	243	364	150	Primarily reflects changes in the market value of certain interest rate derivatives as a result of changes in the interest rate environment.
Contract liabilities	394	336	58	17	n/m
Current portion of long-term debt	1,551	1,450	101	7

Reflects the reclassifications to current of our US$750 million senior notes due March 2022 and our $600 million senior notes due June 2022, including the impact of foreign exchange on the US dollar-denominated debt, partially offset by the repayment of $1,450 million senior notes in March 2021.

Current portion of lease liabilities	336	278	58	21	Reflects liabilities related to the current portion of new leases entered.

Total current liabilities	8,619	6,586	2,033	31
Provisions	50	42	8	19	n/m
Long-term debt	17,137	16,751	386	2

Reflects the issuance of our $2 billion subordinated notes, partially offset by reclassifications to current of our US$750 million senior notes due March 2022 and our $600 million senior notes due June 2022.

Lease liabilities	1,621	1,557	64	4	Reflects liabilities related to new leases entered.
Other long-term liabilities	565	1,149	(584)	(51)	Primarily reflects changes in market values of certain debt derivatives as a result of changes in the Canadian and US interest rate environment.
Deferred tax liabilities	3,439	3,196	243	8	Primarily reflects an increase in temporary differences between the accounting and tax bases for certain assets and liabilities.

Total liabilities	31,431	29,281	2,150	7
Shareholders’ equity	10,532	9,573	959	10	Reflects changes in retained earnings and equity reserves.

Total liabilities and shareholders’ equity	41,963	38,854	3,109	8

2021 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     43

MANAGEMENT’S DISCUSSION AND ANALYSIS

Managing our Liquidity and Financial Resources

SOURCES AND USES OF CASH

OPERATING, INVESTING, AND FINANCING ACTIVITIES

	Years ended December 31

(In millions of dollars)	2021	2020

Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	5,626	5,880

Change in net operating assets and liabilities	37	(333)

Income taxes paid	(700)	(418)

Interest paid	(802)	(808)

Cash provided by operating activities	4,161	4,321

Investing activities:

Capital expenditures	(2,788)	(2,312)

Additions to program rights	(54)	(57)

Changes in non-cash working capital related to capital expenditures and intangible assets	67	(37)

Acquisitions and other strategic transactions, net of cash acquired	(3,404)	(103)

Other	46	(49)

Cash used in investing activities	(6,133)	(2,558)

Financing activities:

Net proceeds received from (repayment of) short-term borrowings	971	(1,146)

Net issuance of long-term debt	550	2,540

Net (payments) proceeds on settlement of debt derivatives and forward contracts	(8)	80

Transaction costs incurred	(31)	(23)

Principal payments of lease liabilities	(269)	(213)

Dividends paid	(1,010)	(1,011)

Cash provided by financing activities	203	227

Change in cash and cash equivalents	(1,769)	1,990

Cash and cash equivalents, beginning of year	2,484	494

Cash and cash equivalents, end of year	715	2,484

OPERATING ACTIVITIES

The 4% decrease in cash provided by operating activities this year was primarily affected by higher income taxes paid.

INVESTING ACTIVITIES

Capital expenditures

We spent $2,788 million this year on property, plant and equipment before related changes in non-cash working capital items, which was 21% higher than 2020. See “Capital Expenditures” for more information.

Acquisitions and other strategic transactions

This year, we paid $3.3 billion for the acquisition of 3500 MHz spectrum licences. We also made four individually immaterial acquisitions complementary to our existing lines of business in Cable and Media.

FINANCING ACTIVITIES

This year, we received net amounts of $1,482 million (2020 – received net amounts of $1,451 million) on our short-term borrowings, long-term debt, and related derivatives, net of transaction costs. See “Financial Risk Management” for more information on the cash flows relating to our derivative instruments.

Short-term borrowings

Our short-term borrowings consist of amounts outstanding under our receivables securitization program, our short-term non-revolving credit facilities, and our US CP program. Below is a summary of our short-term borrowings as at December 31, 2021 and 2020.

	Years ended December 31

(In millions of dollars)	2021	2020

Receivables securitization program	800	650

US commercial paper program (net of the discount on issuance)	893	571

Non-revolving credit facility borrowings	507	–

Total short-term borrowings	2,200	1,221

44     |   ROGERS COMMUNICATIONS INC.  2021 ANNUAL REPORT

The table below summarizes the activity relating to our short-term borrowings for the years ended December 31, 2021 and 2020.

	Year ended December 31, 2021			Year ended December 31, 2020

(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Proceeds received from receivables securitization			150			–

Net proceeds received from receivables securitization			150			–

Proceeds received from US commercial paper	2,568	1.260	3,235	3,316	1.329	4,406

Repayment of US commercial paper	(2,314)	1.259	(2,914)	(4,098)	1.355	(5,552)

Net proceeds received from (repayment of) US commercial paper			321			(1,146)

Proceeds received from non-revolving credit facilities (US$)	1,200	1.253	1,503	–	–	–

Repayment of non-revolving credit facilities (US$)	(800)	1.254	(1,003)	–	–	–

Net proceeds received from non-revolving credit facilities			500			–

Net proceeds received from (repayment of) short-term borrowings			971			(1,146)

We have a US CP program that allows us to issue up to a maximum aggregate principal amount of US$1.5 billion. Funds can be borrowed under this program with terms to maturity ranging from 1 to 397 days, subject to ongoing market conditions. Any issuances made under the US CP program will be issued at a discount. The obligations of RCI under the US CP program are unsecured and guaranteed by RCCI, and rank equally in right of payment with all our senior notes and debentures. See “Financial Condition” for more information.

Concurrent with our US CP issuances and non-revolving credit facility borrowings, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings. See “Financial Risk Management” for more information.

In June 2021, we entered into non-revolving credit facilities with an aggregate limit of US$1.6 billion that mature in June 2022. Any borrowings under these facilities will be recorded as short-term borrowings as they will be due within 12 months. Borrowings under the facilities are unsecured, guaranteed by RCCI, and rank equally in right of payment with all of our senior notes and debentures. In

December 2021, we terminated the undrawn non-revolving credit facilities with an aggregate limit of US$1.2 billion. In February 2022, we repaid the outstanding US$400 million and terminated the facility.

In March 2021, in connection with the Transaction, we entered into a binding commitment letter for a committed credit facility with a syndicate of banks in an amount up to $19 billion. The commitment remains subject to the satisfaction of conditions to effectiveness and drawing, including, without limitation, the completion of credit documentation in respect of such commitment and the completion of the Transaction. The committed facility cannot be drawn upon until the closing date of the Transaction. It is only available to be drawn to fund part of the acquisition cost of the Transaction and to pay fees and expenses related to the Transaction. If drawn, any drawings must be repaid within 364 days. If undrawn, the facility terminates on the closing date of the acquisition. As a result of entering into the Shaw term loan facility (see “Long-term debt” below), the maximum amount we can draw on this committed facility decreased to $13 billion.

Long-term debt

Our long-term debt consists of amounts outstanding under our bank and letter of credit facilities and the senior notes, debentures, and subordinated notes we have issued. The tables below summarize the activity relating to our long-term debt for the years ended December 31, 2021 and 2020.

	Year ended December 31, 2021			Year ended December 31, 2020

(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facility borrowings (US$)	–	–	–	970	1.428	1,385

Credit facility repayments (US$)	–	–	–	(970)	1.406	(1,364)

Net borrowings under credit facilities			–			21

Senior note issuances (Cdn$)			–			1,500

Senior note issuances (US$)	–	–	–	750	1.359	1,019

Total senior note issuances			–			2,519

Senior note repayments (Cdn$)			(1,450)			–

Net (repayment) issuance of senior notes			(1,450)			2,519

Subordinated note issuances (Cdn$)			2,000			–

Net issuance of long-term debt			550			2,540

2021 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     45

MANAGEMENT’S DISCUSSION AND ANALYSIS

	Years ended December 31

(In millions of dollars)	2021	2020

Long-term debt net of transaction costs, beginning of year	18,201	15,967

Net issuance of long-term debt	550	2,540

Gain on foreign exchange	(50)	(297)

Deferred transaction costs incurred	(31)	(23)

Amortization of deferred transaction costs	18	14

Long-term debt net of transaction costs, end of year	18,688	18,201

The revolving credit facility is unsecured, guaranteed by RCCI, and ranks equally with all of our senior notes and debentures.

In April 2021, we entered into a $6 billion Shaw term loan facility consisting of three tranches of $2 billion each. The facility cannot be drawn upon until the closing date of the Transaction. The first tranche matures three years after the Transaction closing date and subsequent tranches mature in years four and five thereafter, respectively. At tranche maturity, any outstanding borrowings under that tranche must be repaid. The interest rate charged on borrowings from the Shaw term loan facility ranges from nil to 1.25% per annum over the bank prime rate or base rate, or 0.65% to 2.25% over the bankers’ acceptance rate or London Inter-Bank Offered Rate.

In April 2021, we amended our revolving credit facility to, among other things, increase the total credit limit and extend the maturity dates. We increased the total credit limit from $3.2 billion to $4 billion by increasing the limits of the two tranches to $3 billion and $1 billion (from $2.5 billion and $700 million), respectively. We also extended the maturity date of the $3 billion tranche from September 2023 to April 2026 and the $1 billion tranche from September 2022 to April 2024.

Issuance of senior and subordinated notes and related debt derivatives

Below is a summary of the senior and subordinated notes that we issued in 2021 and 2020. In 2021, the proceeds were used to partially fund the purchase of 3500 MHz spectrum licences. In 2020, the proceeds were used to repay outstanding US CP and bank credit facility borrowings, and for general corporate purposes.

(In millions of dollars, except interest rates and discounts)

Date issued	Principal amount	Due date	Interest rate	Discount/ premium at issuance	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)

2021 issuance

December 17, 2021 (subordinated) [3]	2,000	2081	5.000%	At par	2,000	20

2020 issuances

March 31, 2020 (senior)	1,500	2027	3.650%	99.511%	1,500	16

June 22, 2020 (senior)	US 750	2022	USD LIBOR + 0.60%	At par	1,019	5

[1]	Gross proceeds before transaction costs, discounts, and premiums.
[2]

Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.

[3]	Deferred transaction costs and discounts in the carrying value of the subordinated notes are recognized in net income using the effective interest method over a five-year period.

The US dollar-denominated senior notes issued in 2020 were issued pursuant to a public offering in the US. The Canadian dollar-denominated senior notes issued in 2020 were issued pursuant to a public offering in Canada.

Concurrent with the US dollar-denominated issuances, we entered into debt derivatives to convert all interest and principal payment obligations on the senior notes to Canadian dollars at a fixed interest rate. See “Financial Risk Management” for more information.

The issued senior notes are unsecured and guaranteed by RCCI, ranking equally with all of our other unsecured senior notes and debentures, bank credit facilities, and letter of credit facilities.

In December 2021, we issued $2 billion subordinated notes due 2081 with an initial coupon of 5% for the first five years. Concurrently, we terminated the $750 million bond forwards entered into in July 2021 to hedge the interest rate risk associated with future debt issuances. We used the proceeds to partially fund the remaining payment required to obtain the 3500 MHz spectrum licences.

In February 2022, we issued US$750 million subordinated notes due 2082 with an initial coupon of 5.25% for the first five years. Concurrently, we terminated $950 million of interest rate derivatives entered into in 2021 to hedge the interest rate risk associated with future debt issuances. We received net proceeds of US$740 million ($938 million) from the issuance.

Each of the subordinated notes can be redeemed at par on their respective five-year anniversary or on any subsequent interest payment date. The subordinated notes are unsecured and subordinated obligations of RCI. Payment on these notes will, under certain circumstances, be subordinated to the prior payment in full of all of our senior indebtedness, including our senior notes, debentures, and bank credit facilities. In addition, upon the occurrence of certain events involving a bankruptcy or insolvency of RCI, the outstanding principal and interest of such subordinated notes would automatically convert into preferred shares. We understand that S&P Global Ratings Services (S&P), Moody’s Investors Service (Moody’s), and Fitch Ratings (Fitch) will only include 50% of the outstanding principal amount of these subordinated notes in their leverage ratio calculation for at least the first five years after their issuance.

46     |   ROGERS COMMUNICATIONS INC.  2021 ANNUAL REPORT

In connection with these issuances, the Board approved the creation of new Series I and Series II preferred shares, respectively. Series I and Series II have been authorized for up to 3.3 million and 1.4 million preferred shares, respectively, have no voting rights, have par values of $1,000 per share, and will be issued automatically upon the occurrence of certain events involving a bankruptcy or insolvency of RCI to holders of the respective subordinated notes.

Repayment of senior notes and related derivative settlements

During the year ended December 31, 2021, we repaid the entire outstanding principal amount of our $1.45 billion 5.34% senior notes at maturity. There were no derivatives associated with these senior notes. We did not repay any senior notes or settle any related debt derivatives during the year ended December 31, 2020.

Dividends

In 2021, we declared and paid dividends on each of RCI’s outstanding Class A Shares and Class B Non-Voting Shares. We paid $1,010 million in cash dividends. See “Dividends and Share Information” for more information.

Shelf prospectuses

We have two shelf prospectuses that qualify the offering of debt securities from time to time. One shelf prospectus qualifies the public offering of up to $4 billion of our debt securities in each of the provinces of Canada (Canadian Shelf) and the other shelf prospectus (together with a corresponding registration statement filed with the

US Securities and Exchange Commission) qualifies the public offering of up to US$4 billion of our debt securities in the United States and Ontario (US Shelf). Both the Canadian Shelf and the US Shelf expire in May 2022. We have issued nil under the Canadian Shelf and an aggregate of US$750 million of securities under the US Shelf. The subordinated notes we issued in December 2021 and February 2022 were not issued under the Canadian Shelf or US Shelf, respectively.

FREE CASH FLOW

	Years ended December 31

(In millions of dollars)	2021	2020	% Chg

Adjusted EBITDA	5,887	5,857	1

Deduct (add):

Capital expenditures [1]	2,788	2,312	21

Interest on borrowings, net of capitalized interest	728	761	(4)

Cash income taxes [2]	700	418	67

Free cash flow	1,671	2,366	(29)

[1]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.
[2]	Cash income taxes are net of refunds received.

The 29% decrease in free cash flow this year was primarily a result of higher cash income taxes due to our transition to a device financing business model and higher capital expenditures.

FINANCIAL CONDITION

AVAILABLE LIQUIDITY

Below is a summary of our total available liquidity from our cash and cash equivalents, bank credit facilities, letters of credit facilities, and short-term borrowings.

As at December 31, 2021 (In millions of dollars)	Total sources	Drawn	Letters of credit	US CP program [1]	Net available
Cash and cash equivalents	715	–	–	–	715
Bank credit facilities [2]:
Revolving	4,000	–	8	894	3,098
Non-revolving	507	507	–	–	–
Outstanding letters of credit	72	–	72	–	–
Receivables securitization [2]	1,200	800	–	–	400
Total	6,494	1,307	80	894	4,213

[1]	The US CP program amounts are gross of the discount on issuance.
[2]

The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

As at December 31, 2020 (In millions of dollars)	Total sources	Drawn	Letters of credit	US CP program [1]	Net available
Cash and cash equivalents	2,484	–	–	–	2,484
Bank credit facilities [2]:
Revolving	3,200	–	8	573	2,619
Outstanding letters of credit	101	–	101	–	–
Receivables securitization [2]	1,200	650	–	–	550
Total	6,985	650	109	573	5,653

[1]	The US CP program amounts are gross of the discount on issuance.
[2]

The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

2021 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     47

MANAGEMENT’S DISCUSSION AND ANALYSIS

Subsequent to the final payment for the 3500 MHz spectrum licence acquisition in December 2021, we cancelled $360 million of letters of credit and US$1.2 billion of non-revolving credit facilities, which reduced total liquidity sources to $6.5 billion as at December 31, 2021.

In addition to the sources of available liquidity noted above, we held $1,581 million of marketable securities in publicly traded companies as at December 31, 2021 (2020 – $1,535 million).

Weighted average cost of borrowings

Our borrowings had a weighted average cost of 3.95% as at December 31, 2021 (2020 – 4.09%) and a weighted average term to maturity of 11.6 years (2020 – 12.8 years). These figures reflect the repayment of our subordinated notes on the five-year anniversary.

COVENANTS

The provisions of our $4.0 billion revolving bank credit facility described in “Sources and Uses of Cash” impose certain restrictions on our operations and activities, the most significant of which are leverage-related maintenance tests. As at December 31, 2021 and 2020, we were in compliance with all financial covenants, financial ratios, and all of the terms and conditions of our debt agreements. Throughout 2021, these covenants did not impose restrictions of any material consequence on our operations.

CREDIT RATINGS

Credit ratings provide an independent measure of credit quality of an issue of securities and can affect our ability to obtain short-term and long-term financing and the terms of the financing. If rating agencies lower the credit ratings on our debt, particularly a downgrade below investment-grade, it could adversely affect our cost of financing and access to liquidity and capital.

We have engaged each of S&P, Moody’s, and Fitch to rate certain of our public debt issues. Below is a summary of the credit ratings on RCI’s outstanding senior and subordinated notes and debentures (long-term) and US CP (short-term) as at December 31, 2021.

Issuance	S&P	Moody’s	Fitch

Corporate credit issuer default rating	BBB+ Rating Watch Negative	Baa1 under review	BBB+ Rating Watch Negative

Senior unsecured debt	BBB+ Rating Watch Negative	Baa1 under review	BBB+ Rating Watch Negative

Subordinated debt	BBB- Credit Watch Negative	Baa3 under review	BBB- Rating Watch Negative

US commercial paper	A-2 Rating Watch Negative	P-2 under review	N/A [1]

[1]	We have not sought a rating from Fitch for our short-term obligations.

As a result of our agreement to acquire Shaw and the related commitments in connection with the Transaction, both S&P and Fitch have placed us on credit watch with negative implications. Moody’s has placed our credit ratings on review for downgrade. We expect S&P, Moody’s, and Fitch to complete their reviews upon closing of the Transaction. See “Shaw Transaction” and “Risks and Uncertainties Affecting our Business – Shaw Transaction” for more information on our agreement with Shaw and the Transaction.

Ratings for long-term debt instruments across the universe of composite rates range from AAA (S&P and Fitch) or Aaa (Moody’s), representing the highest quality of securities rated, to D (S&P), Substantial Risk (Fitch), and C (Moody’s) for the lowest quality of securities rated. Investment-grade credit ratings are generally considered to range from BBB- (S&P and Fitch) or Baa3 (Moody’s) to AAA (S&P and Fitch) or Aaa (Moody’s).

Ratings for short-term debt instruments across the universe of composite rates ranges from A-1+ (S&P), F1+ (Fitch), or P-1 (Moody’s), representing the highest quality of securities rated, to C (S&P and Fitch), and not prime (Moody’s) for the lowest quality of securities rated. Investment-grade credit ratings are generally considered to be ratings of at least A-3 (S&P), F3 (Fitch), or P-3 (Moody’s) quality or higher.

Credit ratings are not recommendations to purchase, hold, or sell securities, nor are they a comment on market price or investor suitability. There is no assurance that a rating will remain in effect for a given period, or that a rating will not be revised or withdrawn entirely by a rating agency if it believes circumstances warrant it. The ratings on our senior debt provided by S&P, Fitch, and Moody’s are investment-grade ratings.

ADJUSTED NET DEBT AND DEBT LEVERAGE RATIO

We use adjusted net debt and debt leverage ratio to conduct valuation-related analysis and make capital structure-related decisions. Adjusted net debt includes long-term debt, net debt derivative assets or liabilities, short-term borrowings, lease liabilities, and cash and cash equivalents.

(In millions of dollars, except ratios)	As at December 31	As at December 31
	2021	2020
Long-term debt [1]	18,873	18,373
Subordinated notes adjustment [2]	(1,000)	–
Net debt derivative assets valued without any adjustment for credit risk [3]	(1,278)	(1,101)
Short-term borrowings	2,200	1,221
Lease liabilities	1,957	1,835
Cash and cash equivalents	(715)	(2,484)
Adjusted net debt [2,4]	20,037	17,844
Divided by: trailing 12-month adjusted EBITDA	5,887	5,857
Debt leverage ratio	3.4	3.0

[1]	Includes current and long-term portion of long-term debt before deferred transaction costs and discounts.
[2]

For the purposes of calculating adjusted net debt and debt leverage ratio, we believe adjusting 50% of the value of our subordinated notes is appropriate as this methodology factors in certain circumstances with respect to priority for payment and this approach is commonly used to evaluate debt leverage by rating agencies.

[3]

For purposes of calculating adjusted net debt and debt leverage ratio, we believe including debt derivatives valued without adjustment for credit risk is commonly used to evaluate debt leverage and for market valuation and transactional purposes.

[4]	Adjusted net debt is a capital management measure. See “Non-GAAP and Other Financial Measures” for more information about this measure.

48     |   ROGERS COMMUNICATIONS INC.  2021 ANNUAL REPORT

In addition, as at December 31, 2021, we held $1,581 million of marketable securities in publicly traded companies (2020 – $1,535 million).

Our adjusted net debt increased by $2,193 million from December 31, 2020 as a result of:

•	an increase in short-term borrowings from our non-revolving credit facilities, US CP program, and receivables securitization program;
•	a decrease in our net cash position; and
•	an increase in long-term debt from subordinated note issuances.

See “Overview of Financial Position” for more information.

PENSION OBLIGATIONS

Our defined benefit pension plans were in a net asset position of approximately $18 million as at December 31, 2021 (2020 – net liability position of $574 million). During 2021, our net deferred pension asset increased by $592 million primarily as a result of a net decrease in the plan obligations resulting from higher discount rates and the return earned on the plan assets.

We made a total of $177 million (2020 – $150 million) of contributions to our funded defined benefit pension plans this year. We expect our total estimated funding requirements for our funded defined benefit pension plans to be $134 million in 2022 and to be adjusted annually thereafter based on various market factors, such as interest rates, expected returns, and staffing assumptions.

Changes in factors such as the discount rate, participation rates, increases in compensation, and the expected return on plan assets can affect the accrued benefit obligation, pension expense, and the deficiency of plan assets over accrued obligations in the future. See “Accounting Policies” for more information.

FINANCIAL RISK MANAGEMENT

We use derivative instruments from time to time to manage risks related to our business activities, summarized as follows:

Derivative	The risk they manage	Types of derivative instruments
Debt derivatives

Impact of fluctuations in foreign exchange rates on principal and interest payments for US dollar-denominated senior and subordinated notes and debentures, credit facility borrowings, commercial paper borrowings, and certain lease liabilities

Cross-currency interest rate exchange agreements Forward cross-currency interest rate exchange agreements Forward foreign exchange agreements
Interest rate derivatives	Impact of fluctuations in market interest rates on forecast interest payments for expected long-term debt	Forward interest rate agreements Interest rate swap agreements Bond forwards
Expenditure derivatives	Impact of fluctuations in foreign exchange rates on forecast US dollar-denominated expenditures	Forward foreign exchange agreements and foreign exchange option agreements
Equity derivatives	Impact of fluctuations in share price on stock-based compensation expense	Total return swap agreements

We also manage our exposure to fluctuating interest rates and we have fixed the interest rate on 89.3% (2020 – 93.6%) of our debt, including short-term borrowings, as at December 31, 2021.

DEBT DERIVATIVES

We use cross-currency interest rate agreements and forward foreign exchange agreements (collectively, debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes and debentures, lease liabilities, credit facility borrowings, and US CP borrowings. We designate the debt derivatives related to our senior notes, debentures, and lease liabilities as hedges for accounting purposes against the foreign exchange risk or interest rate risk associated with specific issued and forecast debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

Issuance of debt derivatives related to senior notes

We did not enter into any debt derivatives in 2021 on issued senior notes. We entered into US$2 billion of forward starting cross-currency swaps to hedge the foreign exchange and interest risk associated with debt instruments we expect to issue in the future related to the Transaction. These derivatives have been designated as hedges for accounting purposes.

(In millions of dollars, except for coupon and interest rates)		US$		Hedging effect

Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)
2020 issuances
June 22, 2020	750	2022	USD LIBOR + 0.60%	0.955%	1,019

[1]	Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

2021 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     49

MANAGEMENT’S DISCUSSION AND ANALYSIS

Settlement of debt derivatives related to senior notes

We did not settle any debt derivatives related to senior notes during 2021 and 2020.

As at December 31, 2021, we had US$9,050 million of US dollar-denominated senior notes and debentures, all of which were hedged using debt derivatives.

	As at December 31
(In millions of dollars, except exchange rates, percentages, and years)	2021		2020
US dollar-denominated long-term debt [1]	US$	9,050	US$	9,050
Hedged with debt derivatives	US$	9,050	US$	9,050
Hedged exchange rate		1.2069		1.2069
Percent hedged [2]		100.0%		100.0%
Amount of borrowings at fixed rates [3]
Total borrowings		$20,514		$18,994
Total borrowings at fixed rates		$18,323		$17,773
Percent of borrowings at fixed rates		89.3%		93.6%
Weighted average interest rate on borrowings		3.95%		4.09%
Weighted average term to maturity		11.6 years		12.8 years

[1]	US dollar-denominated long-term debt reflects the hedged exchange rate and the hedged interest rate.
[2]

Pursuant to the requirements for hedge accounting under IFRS 9, Financial instruments, as at December 31, 2021 and December 31, 2020, RCI accounted for 100% of its debt derivatives related to senior notes as hedges against designated US dollar-denominated debt. As a result, as at December 31, 2021 and 2020, 100% of our US dollar-denominated senior notes and debentures are hedged for accounting and economic purposes.

[3]

Borrowings include long-term debt, including the impact of debt derivatives, and short-term borrowings associated with our US CP program, receivables securitization program, and non-revolving credit facilities.

Debt derivatives related to credit facilities and US CP

During the year, we entered into debt derivatives related to our credit facility and US CP borrowings as a result of a favourable interest rate spread obtained from borrowing funds in US dollars. We used these derivatives to offset the foreign exchange and interest rate risk on our US dollar-denominated credit facility and commercial paper borrowings.

Below is a summary of the debt derivatives we entered and settled related to our credit facility borrowings and US CP program during 2021 and 2020.

	Year ended December 31, 2021			Year ended December 31, 2020

(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Credit facilities
Debt derivatives entered	1,200	1.253	1,503	970	1.428	1,385
Debt derivatives settled	800	1.254	1,003	970	1.406	1,364
Net cash paid on settlement			(2)			(21)

US commercial paper program
Debt derivatives entered	2,568	1.260	3,235	3,316	1.329	4,406
Debt derivatives settled	2,312	1.259	2,911	4,091	1.330	5,441
Net cash (paid) received on settlement			(15)			101

Lease liabilities

Below is a summary of the debt derivatives we entered and settled related to our outstanding lease liabilities during 2021 and 2020.

	Year ended December 31, 2021			Year ended December 31, 2020

(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	132	1.273	168	115	1.374	158

Debt derivatives settled	81	1.333	108	43	1.372	59

As at December 31, 2021, we had US$193 million notional amount of debt derivatives outstanding related to our outstanding lease liabilities (2020 – US$142 million) with terms to maturity ranging from January 2022 to December 2024 (2020 – January 2021 to December 2023), at an average rate of $1.301/US$ (2020 – $1.352/US$).

See “Mark-to-market value” for more information about our debt derivatives.

50     |   ROGERS COMMUNICATIONS INC.  2021 ANNUAL REPORT

INTEREST RATE DERIVATIVES

From time to time, we use bond forward derivatives or interest rate swap derivatives (collectively, interest rate derivatives) to hedge interest rate risk on current and future debt instruments. Our interest rate derivatives are designated as hedges for accounting purposes.

We have entered into interest rate swap derivatives during the year ended December 31, 2021, including:

•	$1,250 million bond forwards to hedge the underlying Government of Canada (GoC) interest rate risk that will form a portion of the interest rate risk associated with anticipated future debt issuances;
•	interest rate swap derivatives to hedge the interest rate risk on an additional $3.25 billion of debt instruments we expect to issue in the future; and
•	interest rate swap derivatives to hedge the interest rate risk on US$2 billion of debt instruments we expect to issue in the future.

Concurrent with our issuance of $2 billion subordinated notes in December 2021, we terminated $750 million of bond forwards and received $9 million upon settlement. As at December 31, 2021, we had $500 million of bond forwards outstanding.

Concurrent with our issuance of US$750 million subordinated notes in February 2022, we terminated $950 million of interest rate swap derivatives and received $33 million upon settlement.

EXPENDITURE DERIVATIVES

We use foreign currency derivative contracts (expenditure derivatives) to hedge the foreign exchange risk on the notional amount of certain forecast US dollar-denominated expenditures. Below is a summary of the expenditure derivatives we entered and settled to manage foreign exchange risk related to certain forecast expenditures.

	Year ended December 31, 2021			Year ended December 31, 2020

(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	438	1.244	545	1,560	1.343	2,095

Expenditure derivatives settled	960	1.360	1,306	940	1.299	1,221

The expenditure derivatives noted above have been designated as hedges for accounting purposes.

As at December 31, 2021, we had US$1,068 million of expenditure derivatives outstanding (2020 – US$1,590 million), at an average rate of $1.287/US$ (2020 – $1.342/US$), with terms to maturity ranging from January 2022 to December 2023 (2020 – January 2021 to December 2022). As at December 31, 2021, our outstanding expenditure derivatives maturing in 2022 are hedged at an average exchange rate of $1.292/US$.

EQUITY DERIVATIVES

We use stock-based compensation derivatives (equity derivatives) to hedge the market price appreciation risk of the Class B Non-Voting Shares granted under our stock-based compensation programs. As at December 31, 2021, we had equity derivatives for 5.0 million (2020 – 4.6 million) Class B Non-Voting Shares with a weighted average price of $53.10 (2020 – $51.82). These derivatives have not been designated as hedges for accounting purposes. We record changes in their fair value as a stock-based compensation expense, or offset thereto, which serves to offset a substantial portion of the impact of changes in the market price of Class B Non-Voting Shares on the accrued value of the stock-based compensation liability for our stock-based compensation programs.

During the year ended December 31, 2021, we entered into 0.4 million equity derivatives (2020 – 0.3 million) with a weighted average price of $60.98 (2020 – $56.08).

During the year ended December 31, 2021, we reset the weighted average price to $59.64 (2020 – $54.16) on 0.5 million (2020 – 0.5 million) equity derivatives and received net proceeds of $3 million (2020 – made net payments of $1 million). At the same time in 2021, we reset the expiry dates to April 2023 (from April 2021).

Additionally, we executed extension agreements for the remainder of our equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to April 2022 (from April 2021).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

MARK-TO-MARKET VALUE

We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at December 31, 2021
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,859	1.1369	6,661	1,453
As liabilities	5,383	1.3025	7,011	(343)
Short-term debt derivatives not accounted for as hedges:
As assets	1,104	1.2578	1,389	11
Net mark-to-market debt derivative asset				1,121
Interest rate derivatives accounted for as cash flow hedges:
As assets (Cdn$)	–	–	3,250	40
As liabilities (Cdn$)	–	–	500	(6)
As liabilities (US$)	2,000	–	–	(277)
Net mark-to-market interest rate derivative liability				(243)
Expenditure derivatives accounted for as cash flow hedges:
As assets	438	1.2453	545	11
As liabilities	630	1.3151	829	(30)
Net mark-to-market expenditure derivative liability				(19)
Equity derivatives not accounted for as hedges:
As assets	–	–	265	36
Net mark-to-market asset				895

	As at December 31, 2020
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	4,550	1.0795	4,912	1,405
As liabilities	4,642	1.3358	6,201	(307)
Short-term debt derivatives not accounted for as hedges:
As liabilities	449	1.2995	583	(12)
Net mark-to-market debt derivative asset				1,086
Expenditure derivatives accounted for as cash flow hedges:
As liabilities	1,590	1.3421	2,134	(109)
Equity derivatives not accounted for as hedges:
As assets	—	—	238	34
Net mark-to-market asset				1,011

DIVIDENDS AND SHARE INFORMATION

DIVIDENDS

Below is a summary of the dividends that have been declared and paid on RCI’s outstanding Class A Shares and Class B Non-Voting Shares.

Declaration date	Record date	Payment date	Dividend per share (dollars)	Dividends paid (in millions of dollars)

January 27, 2021	March 10, 2021	April 1, 2021	0.50	252

April 20, 2021	June 10, 2021	July 2, 2021	0.50	253

July 20, 2021	September 9, 2021	October 1, 2021	0.50	253

October 20, 2021	December 10, 2021	January 4, 2022	0.50	252

January 21, 2020	March 10, 2020	April 1, 2020	0.50	252

April 21, 2020	June 10, 2020	July 2, 2020	0.50	253

July 21, 2020	September 9, 2020	October 1, 2020	0.50	253
October 21, 2020	December 10, 2020	January 4, 2021	0.50	252

On January 26, 2022, the Board declared a quarterly dividend of $0.50 per Class A Voting Share and Class B Non-Voting Share, to be paid on April 1, 2022, to shareholders of record on March 10, 2022.

We currently expect that the remaining record and payment dates for the 2022 declaration of dividends will be as follows, subject to the declaration by the Board each quarter at its sole discretion:

Declaration date	Record date	Payment date

April 19, 2022	June 10, 2022	July 4, 2022

June 9, 2022	September 9, 2022	October 3, 2022

November 8, 2022	December 9, 2022	January 3, 2023

52     |   ROGERS COMMUNICATIONS INC.  2021 ANNUAL REPORT

NORMAL COURSE ISSUER BID

In April 2020, the TSX accepted a notice of our intention to commence a normal course issuer bid (NCIB) program (2020 NCIB) that allows us to purchase, between April 24, 2020 and April 23, 2021, the lesser of 34.9 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that can be purchased under the 2020 NCIB for an aggregate purchase price of $500 million. Rogers security holders may obtain a copy of this notice, without charge, by contacting us. We did not purchase any Class B Non-Voting Shares under the 2020 NCIB during the years ended December 31, 2021 and December 31, 2020.

OUTSTANDING COMMON SHARES

	As at December 31
	2021	2020
Common shares outstanding [1]
Class A Voting	111,153,411	111,154,811
Class B Non-Voting	393,771,907	393,770,507
Total common shares	504,925,318	504,925,318
Options to purchase Class B Non-Voting Shares
Outstanding options	6,494,001	4,726,634
Outstanding options exercisable	2,373,717	1,470,383

[1]

Holders of our Class B Non-Voting Shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting Shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

As at February 28, 2022, 111,153,411 Class A Shares, 393,771,907 Class B Non-Voting Shares, and 6,412,258 options to purchase Class B Non-Voting Shares were outstanding.

We use the weighted average number of shares outstanding to calculate earnings per share and adjusted earnings per share.

	Years ended December 31
(Number of shares in millions)	2021	2020
Basic weighted average number of shares outstanding	505	505
Diluted weighted average number of shares outstanding	506	506

PREFERRED SHARES

In relation to our issuances of subordinated notes in December 2021 and February 2022, the Board approved the creation of new Series I and Series II preferred shares, respectively. Series I has been authorized for up to 3.3 million preferred shares and Series II has been authorized for up to 1.4 million preferred shares. Both series have no voting rights, par values of $1,000 per share, and will be issued automatically upon the occurrence of certain events involving a bankruptcy or insolvency of RCI to holders of the respective subordinated notes.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

CONTRACTUAL OBLIGATIONS

Below is a summary of our obligations under firm contractual arrangements as at December 31, 2021. See notes 3, 17, and 28 to our 2021 Audited Consolidated Financial Statements for more information. In addition to the below, our share of commitments relating to associates and joint ventures is $387 million.

(In millions of dollars)	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
Short-term borrowings	2,200	–	–	–	2,200
Long-term debt [1,2]	1,551	2,312	3,520	11,490	18,873
Net interest payments	804	1,444	1,321	7,789	11,358
Lease liabilities	336	677	308	1,177	2,498
Debt derivative instruments [3]	213	(318)	86	(385)	(404)
Expenditure derivative instruments [3]	23	(3)	–	–	20
Interest rate derivatives [3]	243	–	–	–	243
Player contracts [4]	129	204	222	–	555
Purchase obligations [5]	327	192	85	19	623
Property, plant and equipment	82	85	42	–	209
Intangible assets	21	–	–	–	21
Program rights [6]	659	1,151	824	1	2,635
Other long-term liabilities	–	7	2	5	14
Total	6,588	5,751	6,410	20,096	38,845

[1]	Principal obligations of long-term debt (including current portion) due at maturity.
[2]	Reflects repayment of the subordinated notes issued in December 2021 on the five-year anniversary.
[3]	Net (receipts) disbursements due at maturity. US dollar amounts have been translated into Canadian dollars at the Bank of Canada year-end rate.
[4]	Toronto Blue Jays players’ salary contracts into which we have entered and are contractually obligated to pay.
[5]	Contractual obligations under service, product, and wireless device contracts to which we have committed.
[6]	Agreements into which we have entered to acquire broadcasting rights for sports broadcasting programs and films for periods in excess of one year at contract inception.

OFF-BALANCE SHEET ARRANGEMENTS

GUARANTEES

As a regular part of our business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving business sale and business combination agreements, sales of services, and purchases and development of assets. Due to the nature of these indemnifications, we are unable to make a reasonable estimate of the maximum potential amount we could be required to pay counterparties. Historically, we have not made any significant payment under these indemnifications or guarantees. See note 27 to our 2021 Audited Consolidated Financial Statements.

54     |   ROGERS COMMUNICATIONS INC.  2021 ANNUAL REPORT

Environmental, Social, and Governance (ESG)

ENVIRONMENTAL AND SOCIAL

Our purpose is to connect Canadians to a world of possibilities, and the moments that matter most. For more than 60 years, through the vision of our founder, Ted Rogers, we are committed to being a good corporate citizen and making a positive impact in the communities we serve.

In 2021, as COVID-19 evolved, we continued to adapt aspects of our operations to keep our customers connected and our employees safe. We also launched our new corporate responsibility brand, Generation Possible and Team Possible. Generation Possible focuses on giving the next generation the chance they need to succeed through Ted Rogers Scholarships, Ted Rogers Community Grants, and Jays Care Foundation. Team Possible is about our team’s and partners’ commitment to make a meaningful impact in communities through areas such as volunteering, bridging the digital divide, and partnering with organizations like Women’s Shelters Canada to provide critical digital lifelines.

We are focused on growing in a socially and environmentally responsible manner through an environmental, social, and governance program, building on our reputation as a great Canadian company.

The material aspects of our ESG platform are grouped into six focus areas that are listed below, along with our approaches in addressing them:

EMPLOYEE EXPERIENCE

•

Employee Experience: We were recognized as one of the best places to work in Canada across numerous awards in 2021, including: Canada’s Top 100 Employers, Greater Toronto Area Top Employers, Top Employers for Young People, Best Diversity Employer, and Greenest Employers. We reclaimed certification for Canada’s Most Admired Corporate Cultures 2021 and Jim Reid, our former Chief Human Resources Officer (CHRO), was recognized as one of Canada’s 50 Best Executives in the Globe & Mail Report on Business.

•

Talent Management: It is our goal to invest in building the skills, capabilities, and careers of our people to support their success and to make Rogers the best place to work in Canada. It is important we live our values, develop our teams, and continue to support our employees on their career journeys. Our CHRO oversees talent management, while the Human Resources Committee assists the Board in monitoring, reviewing, and approving compensation and benefit policies and practices.

•

Inclusion and Diversity: We continued to deliver on the five-year Inclusion & Diversity strategy we launched in 2020. We recognized and celebrated days of significance for equity-deserving groups, evolved structure and governance of our I&D Council to accelerate our plan, developed and introduced new training and resources to our teams including Allyship, Psychological Safety, Unconscious Bias, and Inclusive Hiring, and hosted over 100 safe talk sessions with 3,200 participants across our teams.

•

Safety and Well-being: We are committed to supporting our employees’ safety and well-being holistically, focusing on the whole employee, including their safety and physical and mental health at work and in their lives. Our top priority throughout the pandemic has been the safety and well-being of our team. To increase our support, we gave employees and their families access to additional benefits like increased mental health coverage and virtual healthcare. We regularly host company-wide information sessions on COVID-19 and bring in well-being and medical experts to share their knowledge. On average, almost 4,000 team members join these sessions with an average effectiveness score of 94%. We continuously share ongoing updates from our CHRO on our policies, safety procedures guided by Canada Public Health, and resources on mental health and well-being. We launched a voluntary Return to Workplace Pilot Program with more than 600 team members across Canada and announced mandatory vaccinations or rapid testing will be required for anyone entering workplace sites, including team members, contractors, and visitors. We also introduced a new Flexible Benefits Program to all benefits-eligible team members to provide more personalization and choice to meet the diverse needs of our team and implemented dedicated mental health and well-being campaigns to drive adoption of self-care and resilience.

•

We are also committed to providing and maintaining safe working environments for employees, volunteers, contractors, visitors, and members of the public who may be affected by our activity. We have a robust, risk-based safety management system that is focused on identifying our greatest safety risks, preventing injuries through multi-faceted programs, and auditing our performance to ensure continuous improvement over time. Our results show significant improvements in areas of focus and this approach will continue in years to come.

CUSTOMER EXPERIENCE

•

Customer Service and Transparency: We believe in putting customers first in everything we do to deliver the best experience, regardless of how customers choose to interact with us. We continue to focus on self-serve options for our customers and invest in training and tools for our customer-facing teams.

•

Network Leadership and Innovation: Innovation is part of our DNA, whether it is bringing new products or the latest network technologies to market. In 2021, we invested $2.8 billion in capital expenditures, with much of that investment going to our wireless and cable networks. We focus on core performance and reliability and invest in our wireless network to build and maintain our 5G network.

•

Product Responsibility: We have programs and policies in place to manage a range of product responsibility issues. For example, we have policies in place to comply with all relevant safety regulations and codes, we have programs and teams to manage and advise on our accessibility offerings, and we operate stewardship programs to manage the proper disposal and recycling of our used products, including Rogers Trade-Up and FidoTrade™.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

•

Customer Privacy and Information Security: We actively work to improve transparency and we strive to be an industry leader in the privacy space. Our Privacy Policy outlines our responsibilities and practices regarding the protection of the personal information of our employees and customers. Our Chief Privacy Officer oversees our compliance with this policy and all applicable laws, and responds to requests from law enforcement for customer data.

COMMUNITY INVESTMENT

Giving back and supporting the communities where we live and work was especially important in 2021. In 2021, we provided $70 million in cash and in-kind donations to support various organizations and causes.

Below are some of the impacts Rogers had on communities in 2021 through Generation Possible and Team Possible.

Generation Possible

•

Continued to invest in the next generation of leaders and change makers, awarding Ted Rogers Scholarships to more than 375 young Canadians for their post-secondary studies. Nearly three quarters of all scholarships in the Class of 2021 were awarded to youth from equity-deserving communities (BIPOC, LGBTQ2S+, and women). With the Class of 2021, almost 1,800 students have received a Ted Rogers Scholarship since the program launched in 2017.

•

Awarded 90 Ted Rogers Community Grants across Canada in 2021, to support organizations that are making a meaningful difference in the lives of thousands of Canadian youth. With more funding across more communities this year than ever before, nearly 400 Ted Rogers Community Grants have been awarded since launching the program in 2017.

Team Possible

•

Rogers Group of Funds and Creative BC, with the support of the Indigenous Screen Office, announced a new $1 million multi-year fund to support Indigenous storytellers in British Columbia. The fund will further enable Indigenous screen content with representation across all aspects of production and it will amplify Indigenous voices within Canada’s motion picture industry for a rapidly expanding audience at home and around the world.

•

Rogers Group of Funds, the Black Screen Office, and the Canadian Independent Screen Fund for BPOC Creators launched a first-of-its-kind $750,000 script development fund for Black and People of Colour creators across Canada. The fund supports creators’ projects for networks, studios, cable, and streaming platforms with the first 16 recipients announced in Fall 2021.

•

Awarded $7.5 million in funding through Rogers Group of Funds to support Canadian storytellers and content creators through the Rogers Cable Network and Documentary Funds, with a focus on supporting projects from equity-deserving creators.

•

Rogers employees successfully completed the 60,000 Hours Volunteer Challenge in July 2021, contributing almost 22,000 volunteer hours in 2021. Through our annual Give Together Month, employees had the opportunity to donate to the charity of their choice in November 2021, with Rogers matching up to $1,000 per employee. This helped our team contribute to over 1,000 charities last year.

•

Continued to bridge the digital divide by expanding Connected for Success eligibility so even more Canadians can connect to social services, learning, employment, and loved ones. Now available to over 750,000 Canadian households, the expanded low-cost high-speed Internet program is available across our Internet footprint in Ontario, New Brunswick, and Newfoundland to eligible customers receiving disability, seniors’ or income support, and through rent-geared-to-income community housing partners.

•

Extended our goodwill devices and plans donation program to provide thousands of phones and plans as digital lifelines to more than 325 shelters and transition houses across Canada. These devices help women and their children safely escape violence and abuse, connect youth to mentors, and support LGBTQ2S+ youth and allies.

•

Committed to donating $1 million through a multi-year partnership with the B.C. Search and Rescue Association (BCSARA) to support immediate disaster relief in the province and provide long-term support to critical services following the devastating floods in British Columbia. It also supports the organization’s legacy fund and new technology and specialized equipment for the 79 local teams and 3,000 professional volunteers.

•

Supported Indigenous communities across the country with our 2021 Orange Shirt Day campaign. Since 2020, the Orange Shirt Day campaign has raised $250,000 for the Orange Shirt Society and the Indian Residential School Survivors Society (IRSSS). The new 2021 Orange Shirts were available on Today’s Shopping Choice, with proceeds being divided between the Orange Shirt Society and the IRSSS.

ENVIRONMENTAL RESPONSIBILITY

•

Environmental Policy: We maintain a formal Environmental Policy that sets out how we conduct business in an environmentally responsible manner. Rogers also maintains an Environmental Management System, including 25 separate procedures to support our Environmental Policy and manage environmental risks across our operations.

•

Oversight: We have an Energy Executive Council and an Environmental Compliance Committee to manage and govern our energy utilization and environmental risks, respectively, supporting decision-making to advance our strategies and program effectiveness in both areas. In addition, the ESG Committee assists the Board in fulfilling its oversight responsibilities of relevant environmental sustainability, social responsibility, and governance policies, strategies, and programs and the actions we can take to be a responsible corporate citizen.

•

Energy Use and Climate Change: We recognize the implications of our energy use and the potential climate change impacts associated with increasing worldwide energy usage (such as droughts, water shortages and quality, extreme weather events, flooding, wildfires, social inequities, etc.). We are committed to managing our operations in order to reduce our impact on the environment, strive to ensure stakeholder satisfaction, and maintain investor confidence. Annually, we measure and disclose details on our energy use and greenhouse gas (GHG) emissions across our buildings and retail stores, cell transmission sites, power supply stations, data centres, fleet, employee travel and

56     |   ROGERS COMMUNICATIONS INC.  2021 ANNUAL REPORT

commuting, and the operations of the Toronto Blue Jays and Rogers Centre. We continue to invest in programs that reduce energy and associated GHG emissions, including LED lighting retrofits, cooling optimization strategies across our headends, and decommissioning equipment for better energy performance and space utilization. To drive continuous improvement in our performance, we also have targets to reduce our GHG emissions and energy use by 2025 based on 2011 levels.

•

Waste Reduction: Reducing the amount of waste we produce is another important way in which we manage our environmental footprint. To reduce and responsibly manage the waste we produce, we look for opportunities to avoid waste generation through collaboration with our supply chain, run programs to recycle and reuse end of life materials and equipment, and work to increase employees’ recycling behaviours through our “Get Up and Get Green” program.

ECONOMY AND SOCIETY

•

Economic Performance: We strive to offer innovative solutions for customers, create diverse and well-paying jobs, support small businesses, pay taxes to all levels of government, and deliver dividends to shareholders. In 2021, we directly contributed $14.3 billion to the Canadian economy and, as at December 31, 2021, employed 23,000 team members across the country. Beyond these direct economic impacts, our performance produces indirect economic benefits, including locally procured goods and services and significant charitable donations.

•

Supply Chain Management: Suppliers are key to our success, which is why we ensure we have strong supplier selection processes and management, and we strive to conduct business with socially and environmentally responsible companies that share our values. We have strong, sound procurement processes and demand that our suppliers adhere to our Supplier Code of Conduct. This code sets out expectations for our suppliers in terms of ethical, social, labour, health and safety, and environmental behaviours. We continue to support inclusion and diversity in our communities through the development and implementation of our supplier diversity program and through collaboration with non-profit organizations.

See our 2020 ESG report on our website (about.rogers.com/our-impact) for more information about our social, environmental, and governance performance. We expect to release our 2021 ESG report in the coming months.

GOVERNANCE AT ROGERS

Rogers is a family-founded, family-controlled company and we take pride in our proactive and disciplined approach to ensuring that our governance structure and practices instill confidence in our shareholders.

Voting control of Rogers Communications Inc. is held by the Rogers Control Trust (the Trust), the beneficiaries of which are members of the Rogers family. The Trust holds voting control of RCI for the benefit of successive generations of the Rogers family via the Trust’s ownership of 98% of the outstanding Class A Shares of RCI (2020 – 98%). The Rogers family are substantial stakeholders and owned approximately 29% of our equity as at December 31,

2021 (2020 – 29%) through its ownership of a combined total of 147 million (2020 – 147 million) Class A Shares and Class B Non-Voting Shares. As a result, the Trust is able to elect all members of the Board and to control the vote on most matters submitted to shareholders, whether through a shareholder meeting or a written consent resolution.

The Board is currently made up of four members of the Rogers family and another nine directors who bring a rich mix of experience as business leaders in North America. Each of our directors is firmly committed to effective governance, strong oversight, and the ongoing creation of shareholder value. The Board as a whole is committed to sound corporate governance and continually reviews its governance practices and benchmarks them against acknowledged leaders and evolving legislation. The Board believes that Rogers’ governance system is effective and that there are appropriate structures and procedures in place.

GOVERNANCE BEST PRACTICES

We have adopted many best practices for effective governance, including:

•	separation of the CEO and Chair roles;
•	an independent lead director;
•	formal corporate governance policies and charters;
•	a code of business conduct and whistleblower hotline;
•	director share ownership requirements;
•	Board and committee in camera discussions;
•	annual reviews of Board and Committee performance;
•	Audit and Risk Committee meetings with internal and external auditors;
•	an orientation program for new directors;
•	regular Board and committee education sessions;
•	committee authority to retain independent advisors; and
•	director material relationship standards.

We comply with all relevant corporate governance guidelines and standards as a Canadian public company listed on the TSX and as a foreign private issuer listed on the NYSE in the US.

BOARD OVERSIGHT

The Board delegates certain responsibilities to its eight standing committees to ensure proper oversight and accountability:

•

Audit and Risk Committee – reviews our accounting policies and practices, the integrity of our financial reporting processes and procedures, and the financial statements and other relevant disclosure for release to shareholders and the public. It assists the Board in its oversight of our compliance with legal and regulatory requirements for financial reporting, assesses our accounting and financial control systems, and evaluates the qualifications, independence, and work of our internal and external auditors. It also reviews risk management policies and associated processes used to manage major risk exposures.

•

Corporate Governance Committee – assists the Board to ensure it has appropriate systems and procedures for carrying out its responsibilities. This committee develops governance policies and practices, recommends them to the Board for approval, and leads the Board in its periodic review of Board and committee performance.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

•

Nominating Committee – identifies prospective candidates to serve on the Board. Nominated directors can be elected by shareholders at a meeting, appointed by the Board, or appointed by written consent resolution. The committee also recommends nominees for each Board committee, including each committee chair.

•

Human Resources Committee – assists the Board in monitoring, reviewing, and approving compensation and benefit policies and practices. It is also responsible for recommending the compensation of senior management and monitoring senior executive succession planning.

•

ESG Committee – assists the Board in fulfilling its oversight responsibilities of relevant environmental sustainability, social responsibility, and governance policies, strategies, and programs and the actions we can take to be a responsible corporate citizen.

•	Executive Committee – assists the Board in discharging its responsibilities between meetings, including acting in such areas as are specifically designated and authorized at a preceding Board meeting to consider matters that may arise from time to time.
•	Finance Committee – reviews our investment strategies, general debt, and equity structure and reports on them to the Board.
•	Pension Committee – oversees the administration of our retiree pension plans and reviews the investment performance and provisions of the plans.

You can find more details about governance at Rogers on our Investor Relations website (investors.rogers.com), including:

•	a complete statement of our corporate governance practices;
•	our codes of conduct and ethics;
•	charters for each of the Board’s standing committees;
•	director biographies; and
•	a summary of the differences between the NYSE corporate governance rules that apply to US-based companies and our governance practices as a non-US-based issuer listed on the NYSE.

[1]	Chair of the Board
[2]	Lead Director

CORPORATE GOVERNANCE UPDATES

In October 2021, the Board was reconstituted with the appointment of Jack L. Cockwell, Michael J. Cooper, Ivan Fecan, Jan L. Innes, and John C. Kerr. The Board appointed Robert J. Gemmell, an independent director, as Lead Director in November 2021.

In November 2021, Tony Staffieri was appointed Interim President and CEO and subsequently, in January 2022, appointed President and CEO and a member of the Board. He had previously served as Chief Financial Officer. In September 2021, Paulina Molnar was appointed Interim Chief Financial Officer. In January 2022, Glenn Brandt was appointed Chief Financial Officer.

As a result of the above changes, the Board now consists of six independent directors and seven non-independent directors.

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INCOME TAX AND OTHER GOVERNMENT PAYMENTS

We proactively manage our tax affairs to enhance our business decisions and optimize after-tax free cash flow available for investment in our business and shareholder returns. We have comprehensive policies and procedures to ensure we are compliant with all tax laws and reporting requirements, including filing and making all income and sales tax returns and payments on a timely basis. As a part of this process, we pursue open and cooperative relationships with revenue authorities to minimize audit effort and reduce tax uncertainty. We also engage with government policy makers on taxation matters that affect Rogers and its shareholders, employees, customers, and other stakeholders.

INCOME TAX PAYMENTS

Our total income tax expense of $569 million in 2021 is close to the expense computed on our accounting income at the statutory rate of 26.5%. Cash income tax payments totaled $700 million in 2021. The primary reason our cash income tax is higher than our income tax expense is due to the timing of installment payments and our transition to a device financing business model, which results in earlier recognition of equipment revenue for income tax purposes.

OTHER GOVERNMENT PAYMENTS

In addition to paying income tax on the profits we earn, we contribute significantly to Canadians by paying taxes and fees to federal, provincial, and municipal governments, including:

•	various taxes on the salaries and wages we pay (payroll taxes) to approximately 23,000 employees;
•	property and business taxes;
•	unrecoverable sales taxes and custom duties; and
•	broadcast, spectrum, and other regulatory fees.

As outlined in the table below, the total cost to Rogers of these payments in 2021 was $1,384 million.

	Years ended December 31
(In millions of dollars)	2021	2020
Income taxes paid	700	418
Add:
Unrecoverable sales taxes paid	9	8
Payroll taxes paid	135	137
Regulatory and spectrum fees paid [1]	490	492
Property and business taxes paid	50	50
Taxes paid and other government payments [2]	1,384	1,105

[1]	Includes an allocation of $252 million relating to the $3.3 billion, $24 million, and $1.7 billion we paid for the acquisition of spectrum licences in 2014, 2015, and 2019 respectively.
[2]

Taxes paid and other government payments is a non-GAAP financial measure. This is not a standardized financial measure under IFRS and might not be comparable to similar financial measures disclosed by other companies. See “Non-GAAP and Other Financial Measures” for more information about this measure.

We also collected on behalf of the government $1,995 million in sales taxes on our products and services and $667 million in employee payroll taxes.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Risk Management

We strive to continually strengthen our risk management capabilities to protect and enhance shareholder value. The purpose of risk management is not to eliminate risk but to optimize trade-offs between risk and return to maximize value to the organization. As such, Rogers will knowingly take certain risks in order to generate earnings and encourage innovation that advance us as a customer-centric market leader. To maintain our reputation and trust, we will always work to ensure the impacts (financial, operational, strategic, regulatory, privacy, and cybersecurity) of our risk-taking activities are understood and are in line with our strategic objectives and company values.

RISK GOVERNANCE

The Board has overall responsibility for risk governance and oversees management in identifying the key risks we face in our business and implementing appropriate risk assessment processes to manage these risks. It delegates certain risk oversight and management duties to the Audit and Risk Committee.

The Audit and Risk Committee discusses risk policies with management and the Board and assists the Board in overseeing our compliance with legal and regulatory requirements.

The Audit and Risk Committee also reviews:

•

the adequacy of the internal controls that have been adopted to safeguard assets from loss and unauthorized use, to prevent, deter, and detect fraud, and to ensure the accuracy of the financial records;

•	the processes for identifying, assessing, and managing risks;
•

our exposure to major risks and trends and management’s implementation of risk policies and actions to monitor and control these exposures, including cybersecurity, privacy, technology, and environmental;

•	the implementation of new major systems and changes to existing major systems;
•	our business continuity and disaster recovery plans;
•	any special audit steps adopted due to material weaknesses or significant deficiencies that may be identified; and
•	other risk management matters from time to time as determined by the Audit and Risk Committee or directed by the Board.

ENTERPRISE RISK MANAGEMENT

Our Enterprise Risk Management (ERM) program uses the “3 Lines of Defence” framework to identify, assess, manage, monitor, and communicate risks. Our business units and departments, led by the Executive Leadership Team, are the first line of defence and are accountable for managing or accepting the risks. Together, they identify and assess key risks, define controls and action plans to minimize these risks, and enhance our ability to meet our business objectives.

ERM is the second line of defence. ERM helps management identify the key and emerging risks in meeting our corporate and business unit objectives in line with our risk appetite. At the business unit and department level, ERM works with management to provide governance and advice in managing the key risks and associated controls to mitigate these risks. Business Continuity is a function within ERM which also assists the business in mitigating key risks. Specifically, the Business Continuity function oversees incident management and planning to maintain customer service, operation of our network and businesses in the event of threats and natural disasters. Such threats include cyberattacks or equipment failures that could cause various degrees of network outages; supply chain disruptions; natural disaster threats; epidemics; pandemics; and political instability. Our ERM program also includes insurance coverage allowing us to transfer certain risks. Lastly, ERM works with Internal Audit to monitor the adequacy and effectiveness of controls to reduce risks to an acceptable level.

Annually, ERM carries out a corporate risk assessment. The assessment includes reviewing risk and audit reports and industry benchmarks and, conducting an annual risk survey of all senior leaders. Based on the survey results, ERM, in consultation with senior management, identifies the key risks to achieving our corporate objectives. ERM reports the results of the annual corporate risk assessment to the Executive Leadership Team, the Audit and Risk Committee, and the Board and provides quarterly risk updates.

ERM also facilitates management’s completion of the financial statement fraud risk assessment which aims to ensure there is no potential fraud or misstatement in our financial statements and disclosures and to assess whether controls are adequately designed and operating effectively to mitigate financial statement fraud risk.

Internal Audit is the third line of defence. Internal Audit is an independent and objective assurance function that evaluates the design and operational effectiveness of internal controls and risk management processes supporting the mitigation of risks that may affect the achievement of our objectives.

The Executive Leadership Team and the Audit and Risk Committee are responsible for approving our enterprise risk policies. Our ERM methodology and policies rely on the expertise of our management and employees to identify risks and opportunities and implement risk mitigation strategies as required.

RISKS AND UNCERTAINTIES AFFECTING OUR BUSINESS

This section describes the principal risks and uncertainties that could have a material adverse effect on our business and financial results. Any discussion about risks should be read in conjunction with “About Forward-Looking Information”.

SHAW TRANSACTION

The Transaction with Shaw is subject to a number of risks, many of which are outside the control of Rogers and Shaw. These are described below.

Key Regulatory Approvals and other conditions

To complete the Transaction, each of Rogers and Shaw must make certain filings with, and obtain certain consents and approvals from, various governmental and regulatory authorities, including the Competition Bureau, ISED Canada, and the CRTC. Rogers and Shaw have not yet obtained the Key Regulatory Approvals, all of

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which are required to complete the Transaction. In addition, governmental or regulatory agencies could deny permission for, or seek to block or challenge, the Transaction or the transfer or deemed transfer of specific assets, including spectrum licences, or impose material conditions relating to the Transaction or any such transfer. If any one of the Key Regulatory Approvals is not obtained, or any applicable law or order is in effect which makes the consummation of the Transaction illegal, the Transaction will not be completed.

In addition, a substantial delay in obtaining the Key Regulatory Approvals could result in the Transaction not being completed. In particular, if the Transaction is not completed by June 13, 2022, either Rogers or Shaw may terminate the arrangement agreement, in which case the Transaction will not be completed. Rogers has extended the outside date for closing the Transaction from March 15, 2022 to June 13, 2022 in accordance with the terms of the arrangement agreement.

Under certain circumstances, if the Key Regulatory Approvals are not obtained, or any law or order relating to the Key Regulatory Approvals or the Competition Act is in effect that would make the consummation of the Transaction illegal, and the failure to obtain the Key Regulatory Approvals is not caused by, and is not a result of, the failure by Shaw to perform in all material respects any of its covenants or agreements under the arrangement agreement, we would be obligated to pay a $1.2 billion reverse termination fee to Shaw (see “Termination of the arrangement agreement, costs, and termination fee” below). We would also be responsible to reimburse Shaw for certain costs relating to the May 2021 exercise of our right to require Shaw to redeem its issued and outstanding preferred shares.

The completion of the Transaction is subject to a number of other conditions precedent, some of which are outside of the control of Rogers and Shaw, including there not having occurred a Material Adverse Effect or Purchaser Material Adverse Effect (as such terms are defined in the arrangement agreement) and the satisfaction of certain other customary closing conditions.

There can be no certainty, nor can Rogers or Shaw provide any assurance, that all conditions precedent to the Transaction will be satisfied or waived, nor can there be any certainty of the timing of their satisfaction or waiver.

Termination of the arrangement agreement, costs, and termination fee

The arrangement agreement may be terminated by Rogers or Shaw in certain circumstances, in which case the Transaction will not be completed. Accordingly, there is no certainty, nor can we provide any assurance, that the arrangement agreement will not be terminated by us or Shaw prior to completion of the Transaction.

We must pay certain costs relating to the Transaction, such as legal, accounting, tax, and financing-related fees, even if the Transaction is not completed, which may be significant. In addition, if the Transaction is not completed for certain reasons, we may be required to pay a reverse termination fee of $1.2 billion to Shaw and certain costs relating to the May 2021 exercise of our right to require Shaw to redeem its issued and outstanding preferred shares, the result of which could have a material adverse effect on our business, results of operations, financial position, and our ability to fund growth prospects and current operations.

If the Transaction is not completed or is delayed, our share price and future business and financial results could be negatively affected. Any non-completion or delay of the Transaction may also negatively impact the relationships we have with our employees (including a potential lack of focus on our business), suppliers, vendors, distributors, retailers, dealers, or customers, including that such groups could cease doing business with us or curtail their activities with us.

Financing and potential credit rating consequences

The arrangement agreement does not contain a financing condition. Although we have a binding commitment letter for a committed credit facility of up to $13 billion and have entered into the $6 billion Shaw term loan facility in order to finance the Transaction, the obligation of the lenders under each of the committed facility and the Shaw term loan facility to provide the financing is subject to certain conditions, including, in the case of the committed credit facility, the completion of credit documentation in respect of such commitment. In the event the Transaction cannot be completed due to a failure to obtain the financing required to close the Transaction, either because the conditions to the committed credit facility and/or the Shaw term loan facility are not satisfied or other events arise which prevent us from consummating the debt financing, we may be unable to fund the consideration required to complete the Transaction, in which case we would be required to pay the reverse termination fee of $1.2 billion and certain costs relating to the May 2021 exercise of our right to require Shaw to redeem its issued and outstanding preferred shares.

In addition to assuming approximately $6 billion of existing Shaw debt, we expect to issue up to $19 billion in new debt to finance the Transaction. As a result, we anticipate the combined company will have over $40 billion of consolidated debt upon closing. The increased level of debt could decrease our flexibility in responding to changing business and economic conditions, increase our interest expense, and potentially make it more difficult to obtain additional financing or refinance existing financing. The increase in our debt service obligations could adversely affect our results, financial condition, and our ability to fund growth prospects and could reduce our funds available for other business purposes.

Additionally, as a result of the significant increase in outstanding debt, there is a risk that our credit ratings could be adversely affected, including the potential for a downgrade below investment-grade. A downgrade in our credit ratings could result in difficulty issuing debt in the future or higher borrowing costs and may otherwise affect our share price. If Shaw’s existing senior notes are subject to a downgrade below investment-grade constituting a “change of control trigger event” (as defined in Shaw’s senior note indenture), Shaw would be required to offer to purchase its senior notes at 101% of their principal amount plus accrued interest following closing of the Transaction, potentially having an adverse impact on the combined company’s financial condition.

Expected synergies and integration

Achieving the anticipated benefits of the Transaction depends on our ability to consolidate and integrate Shaw’s businesses, operations, and workforce in a manner that facilitates growth opportunities and achieves the projected cost savings and revenue growth without adversely affecting the combined company’s current operations. Even if we successfully integrate Shaw’s businesses, the anticipated benefits of the Transaction may not be fully realized or they could take longer to realize than expected.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

In addition to the day-to-day operations of Rogers, management will need to focus on the Transaction and all related activities, including integration. If completion of the Transaction is delayed, there could be adverse effects on our business, results of operations, or financial condition.

Shaw actions prior to closing

The arrangement agreement restricts Shaw from taking certain actions outside of the ordinary course of business while the Transaction is pending, including, among other things, certain acquisitions or dispositions of businesses and assets, entering into or amending certain contracts, repurchasing or issuing securities, making significant capital expenditures, and incurring indebtedness, in each case subject to certain exceptions. As a result of these restrictions, Shaw may not have the flexibility to appropriately respond to certain events, which may result in us recognizing lower-than-expected synergies once the Transaction closes.

OUTBREAK OF COVID-19 AND RELATED PANDEMIC

As COVID-19 continues to significantly impact the well-being of individuals and the Canadian and global economies, we maintained our programs to help employees manage through COVID-19 and provide support and services to our customers and audiences. We are focused on operating and maintaining our wireless and cable networks, our media operations, and the key business operations required to ensure service continuity for customers. We have continued work-from-home arrangements for employees while we review and follow directions from the government to ensure the safety of our team and to provide us time to implement necessary safeguards to accommodate a gradual approach in reopening our sites to employees.

Public and private sector regulations, policies, and other measures aimed at reducing the transmission of COVID-19 include the imposition of business closures, travel restrictions, the promotion of physical distancing, and the adoption of work-from-home and online education by companies, schools, and institutions. These measures are impacting how customers use our networks, products, and services, the manner or extent to which we can offer certain products and services, and the ability of certain suppliers and vendors to provide products and services to us. Notably, due to travel restrictions and advisories, roaming revenue has decreased from pre-pandemic levels. Additionally, our cable network experienced a significant increase in data usage as employers shifted to work-from-home models and as schools shifted to online education.

In early 2021, public health restrictions that were implemented in late 2020 were lifted to certain extents across the country. In March 2021, several Canadian provinces declared a third wave of COVID-19 had commenced and provinces adjusted restrictions. In the third quarter, provinces generally began relaxing certain public health restrictions implemented in the first half of 2021 as vaccines became more widely available in Canada and vaccination rates increased across the country. In August 2021, Canada entered a fourth wave of COVID-19 and several Canadian provinces introduced proof of vaccination requirements to access non-essential businesses and services. Late in the fourth quarter, the Omicron variant re-accelerated the spread of COVID-19 and many Canadian provinces reintroduced various restrictions, amongst others, including placing capacity limits on organized gatherings and retail stores.

Additionally, COVID-19 has caused a global semiconductor chip shortage due to supply chain disruptions and an increase in demand for electronics. Although we are taking proactive steps to minimize its impacts, this has resulted, and could continue to result, in increased lead times on our network equipment and wireless devices.

The full future extent and impact of COVID-19 is unknown. Potential adverse impacts of the pandemic include, but are not limited to:

•

the risk of a material reduction in demand for our products and services due to businesses closing or downsizing, job losses and associated financial hardship, or, more generally, a declining level of retail activity, which may lead to a decline in revenue as a result of:

•	lower Wireless subscriber activity, including lower equipment revenue;
•	lower roaming and overage revenue as customers are unable or unwilling to travel and continue to stay home;
•	customers downgrading or cancelling their services;
•	the restriction of fan attendance at major sports league games, the potential suspension or shortening of future major sports league seasons, and the associated television programming; and/or
•	a decrease in population growth resulting from lower levels of immigration due to travel and border restrictions;
•	an increase in delinquent or unpaid bills, which could lead to increased bad debt expense;
•	issues delivering certain products and services, or maintaining or upgrading our networks, due to store closures and supply chain disruptions; and
•	additional capital expenditures to maintain or expand our networks in order to accommodate substantially increased network usage.

While we expect certain cost savings to offset some of the lower revenue, we also cannot predict the extent to which they would be offset.

Due to the uncertainty surrounding the duration and potential outcomes of COVID-19, including the results of measures taken to slow the spread and the broader impact COVID-19 may have on the Canadian and global economies or financial markets, it is difficult to predict the overall impact on our operations, liquidity, financial condition, or results; however, COVID-19 has had, and may continue to have, a material, adverse impact on our results. Any future epidemic, pandemic, or other public health crisis that occurs in the future may pose similar risks to us.

CYBERSECURITY

Our industry is vulnerable to cybersecurity risks that are growing in both frequency and complexity. Rogers, along with our suppliers, employs systems and network infrastructure that are subject to cyberattacks, which may include theft of assets, unauthorized access to proprietary or sensitive information, destruction or corruption of data, ransomware attacks, or operational disruption. A significant cyberattack against our, or our suppliers’, critical network infrastructure and supporting information systems could result in service disruptions, litigation, loss of customers, incurring significant costs, and/or reputational damage.

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Management has committed to an information and cybersecurity program designed to reinforce the importance of remaining a secure, vigilant, and resilient organization. Our ongoing success depends on protecting our sensitive data, including personal information about our customers and employees. We rely on security awareness training, policies, procedures, and IT systems to protect this information. Success also depends on Rogers continuing to monitor these risks, leveraging external threat intelligence, internal monitoring, reviewing best practices, and implementing controls as required to mitigate them. We have insurance coverage against certain damages related to cybersecurity breaches, intrusions, and attacks, amongst other things.

External threats to the network and our business generally are constantly changing and there is no assurance we will be able to protect the network from all future threats. The impact of such attacks may affect our customer service or our financial results.

PRIVACY

In the evolving digital world, privacy and how organizations are handling personal information is becoming an increasing priority for consumers. Ensuring appropriate governance over this data has become even more critical. As the move to digital transactions has been accelerated by COVID-19, companies continue to gain greater amounts of data on customers and employees. The nature of the products and services we offer our customers means we are entrusted with a significant amount of personal information. This means that ensuring there are appropriate safeguards and privacy protections in place is a priority for us. We are the stewards of this data and this responsibility is of the utmost importance to us. If a privacy breach were to occur and personal information was made public, there could be a material adverse effect on our reputation and our business.

TECHNOLOGY

New technologies

Our network plans assume the availability of new technology for both wireless and wireline networks, including 5G technology in the wireless industry and future DOCSIS enhancements and evolutions in the wireline industry. While we work with industry standards bodies and our vendors to ensure timely delivery of new technology, there are no assurances these technologies will be available as and when required.

As new technologies become available, we expect a substantial portion of our future revenue growth may come from new and advanced services, and companies such as Rogers will need to continue to invest significant capital resources to develop our networks and implement in an agile framework to meet customers and business timelines. It is possible, however, that there may not be sufficient consumer demand, or that we may not anticipate or satisfy demand for certain products and services or be able to offer or market these new products and services successfully to subscribers. If we do not attract subscribers to new products and services profitably or keep pace with changing consumer preferences, we could experience slower revenue growth and increased churn. This could have a material adverse effect on our business, results of operations, and financial condition.

Several technologies have affected the way our services are delivered, including:

•	broadband;
•	IP-based voice, data, and video delivery services;
•	increased use of optical fibre technologies to businesses and residences;
•	broadband wireless access and wireless services using a radio frequency spectrum to which we may have limited or no access; and
•	applications and services using cloud-based technology, independent of carrier or physical connectivity.

These technologies may also lead to significantly different cost structures for users and therefore affect the long-term viability of some of our current technologies. Some of these technologies have allowed competitors to enter our markets with similar products or services at lower costs. These competitors may also be larger, have greater access to financial resources, and/or have fewer regulatory restrictions than Rogers. Additional competitors with advances in technology, such as high-speed Internet service from low Earth orbit satellite operators like Starlink, have entered the Canadian market and could potentially have a material adverse impact on our operations and results.

The continued emergence and growth of subscriber-based satellite and digital radio products could affect AM and FM radio audience listening habits and have a negative effect on the results of our radio stations. Certain audiences are also migrating away from traditional broadcast platforms to the Internet as more video and audio content streaming becomes available.

Reliance on technology

Our technologies, processes, and systems are operationally complex and increasingly interconnected. Further, our businesses depend on IT systems for day-to-day operations and critical elements of our network infrastructure and IT systems are concentrated in various physical facilities. If we are unable to operate our systems, make enhancements to accommodate customer growth and new products and services, or if our systems experience disruptions or failures, it could have an adverse effect on our ability to acquire new subscribers, service customers, manage subscriber churn, produce accurate and timely subscriber invoices, generate revenue growth, and manage operating expenses. This could have an adverse impact on our results and financial position.

Impact of failures on customer service

Customers have high expectations of reliable and consistent performance of our networks. Failure to maintain high service levels and to effectively manage network traffic could have an impact on the customer experience, potentially resulting in an increase in customer churn. Due to the increased demand and traffic on our networks, there could be capacity and congestion pressures. If our networks or key network components fail, it could, in some circumstances, result in a loss of service for our customers for certain periods and have an adverse effect on our results and our financial position.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

We work to protect our networks and our service from the impact of natural disasters and major weather events such as ice storms, wind storms, forest fires, flooding, earthquakes, or landslides where it is necessary and feasible to do so. There are no assurances that a future event will not cause service outages and that such outages would not affect our results. Service disruptions or outages could also affect our operations if not quickly resolved, potentially causing a risk of billing delays or errors. If we fail to have appropriate response strategies and protocols in place to handle service outages in the face of these types of events, they could have an impact on our revenue and our customer experience. Recovering from these disasters could require significant resources and remediation costs, which are difficult to estimate.

COMPETITIVE INTENSITY

Competitive behaviour and market dynamics are continuously changing in our fast-paced industry. There is no assurance that our current or future competitors will not provide services that are superior to ours or at lower prices, adapt more quickly to evolving industry trends or changing market requirements, enter markets in which we operate, or introduce competing services. The federal government also continues to promote competition and affordability, and is committed to universal high-speed Internet for every Canadian by 2030. Any of these factors could increase churn or reduce our business market share or revenue.

The strategic offering of unlimited wireless plans continues to offer greater value to our customers and has helped us take a significant step towards simplifying our products and services. However, depending on economic conditions and the response from our competitors and/or current and potential customers, we may need to extend lower wireless pricing offers to attract new customers and retain existing subscribers. As wireless penetration of the population deepens, new wireless customers may generate lower average monthly revenue, which could slow revenue growth.

Global technology giants continue to ramp up content spending into new markets such as sports media, resulting in increased competition for our Media and Cable segments. This may result in an increase in subscriber churn as customers now have additional choices of supplementary sources of media content.

Competition is increasing for content programming rights from both traditional linear television broadcasters and online competitors. Online providers are moving towards self-made, self-hosted exclusive content, and may compete for rights more aggressively than expected, such that traditional broadcasters may not gain access to desirable programming. Overall increased competition for content will likely increase costs of programming rights. As broadcasters and distributors sign longer-term agreements to secure programming rights, this could affect the availability of desirable programming rights and result in lower revenue due to a lack of access to these rights. Lower revenue in turn could adversely affect the operating results of our business if we are unable to recover programming investments through advertising revenue and subscription fee increases that reflect the market.

In addition, the CRTC Broadcasting Distribution Regulations do not allow cable operators to obtain exclusive contracts in buildings where it is technically feasible to install two or more transmission systems.

Continued deployments of fibre networks by competitors may lead to an increase in the reach, speed, and stability of their wireline-related services. This could result in an increase in churn pertaining to our wireline business segment services.

Improvements in the quality of streaming video over the Internet, coupled with increasing availability of television shows and movies online through OTT content providers, has resulted in competition for viewership and increased competition for Canadian cable television service providers. As a result, we have noticed an increase in cord cutting and cord shaving as consumers continue to withdraw from traditional cable services. If advances in technology are made to any alternative Canadian multi-channel broadcasting distribution system, our cable services may face increased competition. In addition, as the technology for wireless Internet continues to develop, it is, in some instances, replacing traditional wireline Internet.

REGULATORY RISKS

Changes in government regulations

Substantially all of our business activities are regulated by ISED Canada and/or the CRTC. Any regulatory changes or decisions could adversely affect our consolidated results of operations. The most significant outstanding regulatory proceedings to our business are various appeals related to the wholesale Internet costing and pricing regime (see “Regulation in our Industry” and “Litigation Risks”).

Regulatory changes or decisions made by these regulators could adversely impact our results on a consolidated basis. This regulation relates to, among other things, licensing and related fees, competition, the cable television programming services we must distribute, wireless and wireline interconnection agreements, the rates we may charge to provide access to our networks by third parties, the resale of our networks and roaming on our networks, our operation and ownership of communications systems, and our ability to acquire an interest in other communications systems. In addition, the costs of providing services may be increased from time to time as a result of compliance with industry or legislative initiatives to address consumer protection concerns or such Internet-related issues as copyright infringement, unsolicited commercial e-mail, cybercrime, and lawful access.

Generally, our licences are granted for a specified term and are subject to conditions on the maintenance of these licences. These licensing conditions and related fees may be modified at any time by the regulators. The regulators may decide not to renew a licence when it expires, and any failure by us to comply with the conditions on the maintenance of a licence could result in a revocation or forfeiture of any of our licences or the imposition of fines. Our cable, wireless, and broadcasting licences generally may not be transferred without regulatory approval.

The licences include conditions requiring us to comply with Canadian ownership restrictions of the applicable legislation. We are currently in compliance with all of these Canadian ownership and control requirements. If these requirements were violated, we would be subject to various penalties, possibly including, in the extreme case, the loss of a licence.

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Spectrum

Radio spectrum is one of the fundamental assets required to carry on our Wireless business. Our ability to continue to offer and improve current services and to offer new services depends on, among other factors, continued access to, and deployment of, adequate spectrum, including the ability to both renew current spectrum licences and acquire new spectrum licences.

If we cannot acquire and retain needed spectrum, whether due to the government providing favourable spectrum auctions for regional carriers through set asides and lower rates, through increased costs for us to purchase spectrum licences at auction, or otherwise, we may not be able to continue to offer and improve our current services and deploy new services on a timely basis, including providing competitive data speeds our customers want. As a result, our ability to attract and retain customers could be adversely affected. In addition, an inability to acquire and retain needed spectrum could affect network quality and result in higher capital expenditures.

Changes to government spectrum fees could significantly increase our payments and therefore materially reduce our net income.

Radio frequency emissions

From time to time, media and other reports have highlighted alleged links between radio frequency emissions from wireless devices (including new 5G technology) and various health concerns, including cancer, and interference with various medical devices, including hearing aids and pacemakers. This may discourage the use of wireless devices or expose us to potential litigation even though there are no definitive reports or studies stating that these health issues are directly attributable to radio frequency emissions. Future regulatory actions may result in more restrictive standards on radio frequency emissions from low-powered devices like wireless devices. We cannot predict the nature or extent of any restrictions.

Obtaining access to support structures and municipal rights of way

To build and support the rollout of 5G, and to continue upgrading our cable network, we must continue to have access to support structures and municipal rights of way to install equipment on municipal poles and buildings, and on First Nations land. We can apply to the CRTC to obtain a right of access under the Telecommunications Act in areas where we cannot secure access to municipal rights of way. Failure to obtain access could increase our costs and adversely affect our business.

The Supreme Court of Canada ruled in 2003, however, that the CRTC does not have the jurisdiction to establish the terms and conditions of accessing the poles of hydroelectric companies. As a result, we normally obtain access under terms established by the provincial utility boards.

On October 30, 2020, the CRTC launched consultations 2020-366 regarding potential regulatory measures to make access to poles owned by Canadian carriers more efficient. The CRTC expressed concerns that untimely and costly access to poles owned by Canadian carriers has negative impacts on the deployment of efficient broadband-capable networks, particularly in areas of Canada with limited or no access to such networks. Therefore, the CRTC initiated a proceeding to identify and implement regulatory measures that will make access to such poles more efficient. We are actively participating in the process.

On December 10, 2021, a regulation was filed under Part VI.1 of the Ontario Energy Board Act, O. Reg. 842/21 requiring the Ontario Energy Board (OEB) to establish a generic, province-wide pole attachment charge for 2022. The Regulation further requires the OEB to set the charge for 2023 and subsequent years by adjusting the prior year’s charge for inflation, resulting in the calculation of the charge becoming a mechanistic exercise. On December 16, 2021, the OEB published Decision and Order EB-2021-0302, Wireline Pole Attachment Charge. The OEB calculated the charge for 2022 at $34.76 per attacher per year per pole, in accordance with the directions set out in O. Reg. 842/21. The 2021 charge was $44.50. This charge applies to every distributor that is required as a condition of licence to provide access to telecom attachments and to charge the amount approved by the OEB.

CUSTOMER EXPERIENCE

Creating best-in-class customer experiences is an important strategic priority for us, as we understand that great customer experience is key to our long-term success. Our customers’ loyalty and their likelihood to recommend Rogers are both dependent upon our ability to provide a service experience that meets or exceeds their expectations. We handle many customer interactions annually, ranging from potential new customers making in-store purchases to existing customers calling for technical support and everything in between. We understand that every time a customer uses one of our services, such as making a call on their wireless device, browsing the Internet or watching their favourite show using their Internet or television services, or listening to one of our radio stations, their experience affects all future interactions with the Rogers brand. If our products do not deliver the usage experience our customers expect from us, and if we do not have clear, simple, and fair interactions with our customers, it could cause confusion and frustrate our customers. This could result in the potential for lost sales opportunities and increased churn, both of which could have negative effects on our reputation, results of operations, and financial condition.

RESULTS PERFORMANCE

We strive to drive profitable growth in all markets we serve. This means we will focus on core growth drivers in each of our businesses, including increasing subscribers and reducing churn, expanding products in our enterprise business, and stabilizing our Media performance. At the same time, our goal is to continue to develop strong capabilities in cost management to support investments that will fuel our future. If we are not successful in achieving these goals, as a result of economic conditions or the competitive landscape, this could negatively impact confidence with investors and external stakeholders, and ultimately our stock price.

TALENT ACQUISITION AND RETENTION

A significant transformation is underway in our industry, and as competition for talent increases, our success is highly dependent on our ability to attract and retain a high-performing, diverse, and engaged workforce, including in key growth areas, such as the network, IT, and digital fields. Our focus must be on providing

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career and development opportunities, competitive compensation and benefits, fostering an inclusive and diverse workplace, and a great employee experience. Failure to maintain and achieve this focus, and changes to our workforce as a result of factors such as turnover and restructuring, failing to develop internal succession, cost reduction initiatives, ongoing union negotiations, or other events, could have an adverse effect on the customer experience, and as a result our revenue and profitability.

RELIANCE ON SUPPLY CHAIN AND THIRD PARTIES

We have outsourcing, managed service, and supplier arrangements with third parties to provide certain essential components of our business operations to our employees and customers. These include, but are not limited to, certain critical infrastructure components and devices; facilities or property management functions; contact centre support; installation and service technicians; network and IT functions; and invoice printing. Some of these essential suppliers are relatively small in number and we have limited operational or financial control over them. If interruptions in these services or at these suppliers occur, including due to the ongoing global supply chain issues, it could adversely affect our ability to service our customers. Additionally, in the course of fulfilling service arrangements, third-party service providers must ensure our information is appropriately protected and safeguarded. Failure to do so may affect Rogers through increased regulatory risk, reputational damage, and damage to the customer experience.

FINANCIAL RISKS

Capital commitments, liquidity, debt, and interest payments

Our capital commitments and financing obligations could have important consequences, including:

•

requiring us to dedicate a substantial portion of cash provided by operating activities to pay interest, principal amounts, and dividends, which reduces funds available for other business purposes, including other financial operations;

•	making us more vulnerable to adverse economic and industry conditions;
•	limiting our flexibility in planning for, and reacting to, changes in our business and industry;
•	putting us at a competitive disadvantage compared to competitors who may have more financial resources and/or less financial leverage; or
•	restricting our ability to obtain additional financing to fund working capital and capital expenditures and for other general corporate purposes.

Our ability to satisfy our financial obligations depends on our future operating performance and on economic, financial, competitive, and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow in the future and financings may not be available to provide sufficient net proceeds to meet our obligations or to successfully execute our business strategy.

Credit ratings

Credit ratings provide an independent measure of credit quality of a securities issuer and can affect our ability to obtain short- and long-term financing and the terms of the financing. If rating agencies lower the credit ratings on our debt, particularly a downgrade below investment-grade, it could adversely affect our cost of financing and access to liquidity and capital.

Capital markets

External capital market conditions could affect our ability to make strategic investments and meet ongoing capital funding requirements. Risk factors include a reduction in lending activity, disruptions in capital markets, and regulatory requirements for an increase in bank capitalization, which could either reduce the availability, or increase the cost of capital.

Income taxes and other taxes

We collect, pay, and accrue significant amounts of income and other taxes, such as federal and provincial sales, employment, and property taxes.

We have recorded significant amounts of deferred and current income tax liabilities and expense, and calculated these amounts based on substantively enacted income tax rates in effect at the relevant time. A legislative change in these rates could have a material effect on the amounts recorded and payable in the future.

We provide for income and other taxes based on all currently available information and believe that we have adequately provided for these items. The calculation of applicable taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations. Our tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets, liabilities, and expense, and could, in certain circumstances, result in the assessment of interest and penalties.

While we believe we have paid and provided for adequate amounts of tax, our business is complex and significant judgment is required in interpreting how tax legislation and regulations apply to us.

OTHER RISKS

Economic conditions

Our businesses are affected by general economic conditions and consumer confidence and spending. Recessions, declines in economic activity, and economic uncertainty can erode consumer and business confidence and reduce discretionary spending. Any of these factors can negatively affect us through reduced advertising, lower demand for our products and services, decreased revenue and profitability, and higher churn and bad debt expense. A significant portion of our broadcasting and digital revenue comes from the sale of advertising and is affected by the strength of the economy.

Strategy and business plans

Our strategy is vital to our long-term success. Changing strategic priorities or adding new strategic priorities could compromise existing initiatives and could have a material adverse effect on our business, results of operations, and financial condition.

We develop business plans, execute projects, and launch new ventures to grow our business. If the expected benefits from these do not materialize, this could have a material adverse effect on our business, results of operations, and financial condition.

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Our products, services, and networks rely, in part, on certain vendors. Should our vendors not deliver solutions that operate as intended, our business and financial results could be adversely affected. This may result in subscriber losses, lower revenue, and unfavourable customer satisfaction.

Monitoring and controlling fraudulent activities

As a large company with tens of thousands of employees and a range of desirable and valuable products and services, fraud prevention requires a disciplined program covering governance, exposure identification and assessment, prevention, detection, and reporting. This program must consider corruption and misappropriation of assets by employees and/or external parties. Fraud events can result in financial loss and brand degradation. In addition to unauthorized access to digital boxes and Internet modems, a sample of potential examples of fraud relevant to us include (i) inappropriate use of our cable or wireless networks, (ii) subscription fraud and fraudulent account takeovers for purpose of hardware theft or SIM swapping, (iii) intentional manipulation of financial statements by employees and/or external parties, and (iv) copyright theft and other forms of unauthorized use that undermine the exclusivity of our content offerings.

Unauthorized access to digital boxes or Internet modems

With a significant number of Canadians purchasing illegal pre-loaded set-top boxes and illegally streaming our television products, cord-shaving, cord-cutting and customer churn rates could increase. To address this, we use encryption technology developed and supported by our vendors to protect our cable signals from unauthorized access and to control access to programming based on subscription packages. We also use encryption and security technologies to prevent unauthorized access to our Internet service.

There is no assurance that we will be able to effectively prevent unauthorized decoding of television signals or Internet access in the future. If we are unable to control cable access with our encryption technology, and subscriptions to digital programming, including premium video-on-demand and subscription video-on-demand, this could result in a decline in our Cable revenue.

Legal and ethical compliance

We rely on our employees, officers, Board, suppliers, and other business partners to behave consistently with applicable legal and ethical standards in all jurisdictions in which we operate, including, but not limited to, anti-bribery laws and regulations. Situations where individuals or others, whether inadvertently or intentionally, do not adhere to our policies, applicable laws and regulations, or contractual obligations may expose us to litigation and the possibility of damages, sanctions, and fines, or of being disqualified from bidding on contracts. This may have an adverse effect on our results, financial position, reputation, and brand.

Acquisitions, divestitures, or investments

Acquiring complementary businesses and technologies, developing strategic alliances, and divesting portions of our business are often required to optimally execute our business strategy. Some areas of our operations (and adjacent businesses) are subject to rapidly evolving technologies and consumer usage and demand trends. It is possible that we may not effectively forecast the value of consumer demand or risk of competing technologies resulting in higher valuations for acquisitions or missed opportunities.

Services, technologies, key personnel, or businesses of companies we acquire may not be effectively integrated into our business or service offerings, or our alliances may not be successful. We also may not be able to successfully complete certain divestitures on satisfactory terms, if at all.

Decline of television subscribers in Canada (cord-cutting and cord-shaving)

The number of households that subscribe to television service in Canada continues to decline. Other video offerings available to consumers (for example, direct-to-consumer subscription and free services), as well as piracy, have contributed to this trend. If this decline continues, it could have a material adverse effect on our results of operations.

Migrating from conventional to digital media

Our Media business operates in many industries that can be affected by customers migrating from conventional to digital media, which is driving shifts in the quality and accessibility of data and mobile alternatives to conventional media. We have been shifting our focus towards the digital market. Increasing competition for advertising revenue from digital platforms, such as search engines, social networks, and digital content alternatives, has resulted in advertising dollars migrating from conventional television broadcasters to digital platforms. The impact is greater on conventional over-the-air broadcast networks, such as Citytv and OMNI, which do not have a second revenue stream from subscription revenue. Our Media results could be adversely affected if we are unsuccessful in shifting advertising dollars from conventional to digital platforms.

Our market position in radio and television

Advertising dollars typically migrate to media properties that are leaders in their respective markets and categories, particularly when advertising budgets are tight. Our radio and television properties may not continue performing how they currently perform. Advertisers base a substantial part of their purchasing decisions on ratings data generated by industry associations and agencies. If our radio and television ratings decrease substantially, our advertising sales volumes and the rates that we charge advertisers could be adversely affected.

Climate change

Climate change is an increasingly important consideration in all businesses, including the telecommunications business. Failure of climate change mitigation and adaptation efforts could affect our business through potential disruption of our operations or supply chains, damage to our infrastructure, and the effects on the communities we serve. The physical risk to our infrastructure caused by extreme weather disturbances related to climate change can significantly affect our ability to maintain secure communication services to all our customers, including governments and health and emergency services.

Climate change and the environment are drawing more attention through evolving public interest. Many aspects of our operations

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are subject to evolving and increasingly stringent federal, provincial, and local environmental, health, and safety laws and regulations. Such laws and regulations impose requirements with respect to matters such as the release of substances into the environment, corrective and remedial action concerning such releases, and the proper handling and management of substances. These evolving considerations and more stringent laws and regulations could lead to increased costs for compliance and rising costs of utilities. Failure to recognize and adequately respond could result in fines, regulatory scrutiny, or damage to our reputation or brand.

Controlling shareholder ownership risk

Rogers is a family-founded, family-controlled company. Voting control of Rogers Communications Inc. is held by the Trust for the benefit of successive generations of the Rogers family and, as a result, the Trust is able to elect all members of the Board and to control the vote on most matters submitted to shareholders, whether through a shareholder meeting or a written consent resolution. The beneficiaries of the Trust are a small group of individuals who are members of the Rogers family, several of whom are also directors of the Board. The trustee is the trust company subsidiary of a Canadian chartered bank.

As at December 31, 2021, private Rogers family holding companies controlled by the Trust owned approximately 98% of our outstanding Class A Shares (2020 – 98%) and approximately 10% of our Class B Non-Voting Shares (2020 – 10%), or in total approximately 29% of the total shares outstanding (2020 – 29%). Only Class A Shares carry the right to vote in most circumstances.

LITIGATION RISKS

Wholesale Internet costing and pricing

On August 15, 2019, in Telecom Order CRTC 2019-288, Follow-up to Telecom Orders 2016-396 and 2016-448 – Final rates for aggregated wholesale high-speed access services (Order), the CRTC set final rates for facilities-based carriers’ wholesale high-speed access services, including Rogers’ TPIA service. The Order set final rates for Rogers that are significantly lower than the interim rates that were previously billed and it further determined that these final rates will apply retroactively to March 31, 2016.

We did not believe the final rates set by the CRTC were just and reasonable as required by the Telecommunications Act as we believed they were below cost. On May 27, 2021, the CRTC released Telecom Decision CRTC 2021-181 Requests to review and vary Telecom Order 2019-288 regarding final rates for aggregated wholesale high-speed access services. The CRTC decided to adopt the interim rates in effect prior to the Order as the final rates, with certain modifications, including the removal of the supplementary markup of 10% for incumbent local exchange carriers.

The final rates are lower than the rates we previously billed to the resellers for the period of March 31, 2016 to October 6, 2016. We have recognized a refund of amounts previously billed to the resellers of approximately $25 million, representing the impact on a retroactive basis for that period.

On May 28, 2021 a wholesale ISP petitioned the Governor in Council to, among other things, restore the 2019 Order and make the rates established in that order final. In addition, on June 28, 2021, the same wholesale ISP filed a motion seeking leave to appeal the 2021 Decision to the Federal Court of Appeal, which was granted on September 15, 2021. We, along with several other cable companies, have intervened in these matters.

System access fee – Saskatchewan

In 2004, a class action was commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action relates to the system access fee wireless carriers charge to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an “opt-out” class proceeding. This second proceeding was ordered conditionally stayed on the basis that it was an abuse of process.

At the time the Saskatchewan class action was commenced, corresponding claims were filed in multiple jurisdictions across Canada. The claims in all provinces other than Saskatchewan have now been dismissed or discontinued. We have not recognized a liability for this contingency.

911 fee

In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recognized a liability for this contingency.

Videotron Ltd.

On October 29, 2021, Videotron Ltd. launched a lawsuit against Rogers in the Quebec Superior Court, in connection with the agreement entered into by the parties in 2013 for the development and operation of a joint LTE network in the province of Quebec. The lawsuit involves allegations by Videotron Ltd. that Rogers has breached its contractual obligations by developing its own network in the territory. Videotron is seeking compensatory damages in the amount of $850 million. We intend to vigorously defend this lawsuit. We have not recognized a liability for this contingency.

Other claims

There are certain other claims and potential claims against us. We do not expect any of these, individually or in the aggregate, to have a material adverse effect on our financial results.

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Outcome of proceedings

The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results, or financial condition. If circumstances change and it becomes probable that we will be held liable for claims against us and such claim is estimable, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

We conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as at December 31, 2021, under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, pursuant to Rule 13a-15 promulgated under the US Securities Exchange Act of 1934, as amended. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at that date.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting.

Our internal control system is designed to give management and the Board reasonable assurance that our financial statements are prepared and fairly presented in accordance with IFRS as issued by the IASB. The system is intended to provide reasonable assurance that transactions are authorized, assets are safeguarded, and financial records are reliable. Management also takes steps to assure the flow of information and communication is effective, and monitors performance and our internal control procedures.

Management assessed the effectiveness of our internal control over financial reporting as at December 31, 2021, based on the criteria set out in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and concluded that it was effective at that date. Our independent auditors, KPMG LLP, have issued an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021. This report is included in our 2021 Audited Consolidated Financial Statements filed on SEDAR (sedar.com).

All internal control systems, however, no matter how well designed, have inherent limitations, and even systems that have been determined to be effective can only provide reasonable assurance about the preparation and presentation of financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

There have been no changes in 2021 that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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Regulation in our Industry

Our business, except for the non-broadcasting operations of Media, is regulated by two groups:

•	ISED Canada on behalf of the Minister of Innovation, Science and Industry; and
•	the CRTC, under the Telecommunications Act and the Broadcasting Act.

Regulation relates to the following, among other things:

•	wireless spectrum and broadcasting licensing;
•	competition;
•	the cable television programming services we must, and can, distribute;
•	wireless and wireline interconnection agreements;
•	rates we can charge third parties for access to our network;
•	the resale of services on our networks;
•	roaming on our networks and the networks of others;
•	ownership and operation of our communications systems; and
•	our ability to acquire an interest in other communications systems.

Regulatory changes or decisions can adversely affect our results of operations.

Our costs of providing services may increase from time to time as we comply with industry or legislative initiatives to address consumer protection concerns or Internet-related issues like copyright infringement, unsolicited commercial e-mail, cybercrime, and lawful access.

Generally, our spectrum and broadcast licences are granted for a specified term and are subject to conditions for maintaining these licences. Regulators can modify these licensing conditions at any time, and they can decide not to renew a licence when it expires. If we do not comply with the conditions, a licence may be forfeited or revoked, or we may be fined.

The licences have conditions that require us, amongst other things, to comply with Canadian ownership restrictions of the applicable legislation. We are currently in compliance with these conditions. If we violate the requirements, we would be subject to various penalties, including the loss of a licence in extreme cases.

Cable, wireless, and broadcasting licences generally cannot be transferred without regulatory approval.

CANADIAN BROADCASTING AND TELECOMMUNICATIONS OPERATIONS

The CRTC is responsible for regulating and supervising all aspects of the Canadian broadcasting and telecommunications system. Our Canadian broadcasting operations – including our cable television systems, radio and television stations, and specialty services – are licensed (or operated under an exemption order) and regulated by the CRTC under the Broadcasting Act.

The CRTC is also responsible under the Telecommunications Act for the regulation of telecommunications carriers, including:

•	Wireless’ mobile voice and data operations; and
•	Cable’s Internet and telephone services.

Our cable and telecommunications retail services are not currently subject to price regulation, other than our affordable entry-level basic cable television service ordered by the CRTC and introduced in 2016, as the CRTC believes there is enough competition for these services provided by other carriers to protect the interests of users and has forborne from regulating them. Regulations can and do, however, affect the terms and conditions under which we offer these services.

SPECTRUM LICENCES

ISED Canada sets technical standards for telecommunications under the Radiocommunication Act (Canada) (Radiocommunication Act) and the Telecommunications Act. It licences and oversees:

•	the technical aspects of the operation of radio and television stations;
•	the frequency-related operations of cable television networks; and
•	spectrum for wireless communications systems in Canada.

ROYALTIES

The Copyright Board of Canada (Copyright Board) oversees the administration of copyright royalties in Canada and establishes the royalties to be paid for the use of certain copyrighted works. It sets the copyright tariff royalties that Canadian broadcasting undertakings, including cable, radio, television, and specialty services, pay to copyright collectives.

BILLING AND CONTRACTS

Manitoba, Newfoundland and Labrador, Ontario, and Quebec have enacted consumer protection legislation for wireless, wireline, and Internet service contracts. This legislation addresses the content of such contracts, the determination of the early cancellation fees that can be charged to customers, the use of security deposits, the cancellation and renewal rights of customers, the sale of prepaid cards, and the disclosure of related costs. Rogers is also currently subject to the CRTC Wireless Code, the CRTC Television Service Provider Code of Conduct that became effective on September 1, 2017, and the CRTC Internet Code that became effective on January 31, 2020. See “CRTC Wireless Code of Conduct” and “CRTC Internet Code” for more information.

FOREIGN OWNERSHIP AND CONTROL

Non-Canadians can own and control, directly or indirectly:

•	up to 33.3% of the voting shares and the related votes of a holding company that has a subsidiary operating company licenced under the Broadcasting Act, and
•	up to 20% of the voting shares and the related votes of the operating licensee company may be owned and controlled directly or indirectly by non-Canadians.

Combined, these limits can enable effective foreign control of up to 46.7%.

The chief executive officer and 80% of the members of the board of directors of the operating licensee must be resident Canadians. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or the licensee company level. Neither the Canadian carrier nor its parent may be otherwise controlled in fact by non-Canadians.

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Subject to appeal to the federal Cabinet, the CRTC has the jurisdiction to determine as a question of fact whether a given licensee is controlled by non-Canadians.

Pursuant to the Telecommunications Act and associated regulations, the same rules also apply to Canadian telecommunications carriers such as Wireless, except that there is no requirement that the chief executive officer be a resident Canadian. We believe we are in compliance with the foregoing foreign ownership and control requirements.

On June 29, 2012, Bill C-38 amending the Telecommunications Act passed into law. The amendments exempt telecommunications companies with less than 10% of total Canadian telecommunications market measured by revenue from foreign investment restrictions. Companies that are successful in growing their market shares in excess of 10% of total Canadian telecommunications market revenue other than by way of merger or acquisitions will continue to be exempt from the restrictions.

CRTC REVIEW OF BASIC TELECOMMUNICATIONS SERVICES

After an extensive proceeding examining which telecommunications services Canadians require to participate meaningfully in the digital economy and the CRTC’s role in ensuring the availability of affordable basic telecommunications services to all Canadians, the CRTC released Telecom Regulatory Policy CRTC 2016-496, Modern telecommunications services – The path forward for Canada’s digital economy, on December 21, 2016.

The CRTC set as its universal service objective that Canadians, in urban areas as well as in rural and remote areas, have access to voice services and broadband Internet access services, on both fixed and mobile wireless networks. To measure the successful achievement of this objective, the CRTC has established several criteria, including:

•

90% of Canadian residential and business fixed broadband Internet access service subscribers should be able to access speeds of at least 50 Mbps download and 10 Mbps upload, and to subscribe to a service offering with an unlimited data allowance by 2021, with the remaining 10% of the population receiving such service by 2031; and

•	the latest generally deployed mobile wireless technology should be available not only in Canadian homes and businesses, but on as many major transportation roads as possible in Canada.

To help attain the universal service objective, the CRTC will begin to shift the focus of its regulatory frameworks from wireline voice services to broadband Internet access services. As such, the following services that form part of the universal service objective are considered basic telecommunications services within the meaning of subsection 46.5(1) of the Telecommunications Act:

•	fixed and mobile wireless broadband Internet access services; and
•	fixed and mobile wireless voice services.

To assist in extending broadband into under-served rural and remote locations, the CRTC stated that it would establish a new broadband fund to which all entities providing Internet services in Canada must contribute. The specifics of the fund, including guiding principles, fund design, and assessment criteria, were established in Telecom Regulatory Policy CRTC 2018-377, Development of the Commission’s Broadband Fund, released on

September 27, 2018. Two calls for applications occurred in 2019. 2020 marks the first year of payments into the fund, with a maximum funding level of $100 million in the first year of implementation. This level will increase by $25 million annually over the following four years to reach an annual cap of $200 million, with the incremental increases in years four and five contingent on a review of the fund in the third year to ensure it is being managed efficiently and is achieving its intended purpose.

A percent of revenue levy has been applied on wireline and wireless voice revenues since 2000 to support providing voice service to designated high-cost local voice serving area and to provide a national video relay service (VRS). In 2019, a 0.52% levy on wireline and wireless voice revenues generated $94.2 million in subsidies. The voice service subsidy component is declining year-over-year because in Telecom Regulatory Policy CRTC 2018-213, Phase-out of the local voice service subsidy regime, the CRTC determined that the current $115 million local service subsidy for incumbent local telephone company high-cost serving areas would be phased out in six equal increments between 2019 and 2021 such that the voice subsidy will be eliminated by the end of 2021.

For 2020, the $100 million funding requirements of the Broadband Fund will be added to the voice and VRS requirements, resulting in an increased projected subsidy requirement of $170.7 million per Telecom Decision CRTC 2019-395, Final 2019 revenue-percent charge and related matters, released on December 4, 2019. The percent of revenue levy currently applied to wireline and wireless voice revenues will be extended to also apply to Internet and texting revenue and is set for 2020 on an interim basis at 0.45% on this expanded revenue base, subject to finalization based on actual revenues in late 2020.

CANADA’S ANTI-SPAM LEGISLATION

Canada’s anti-spam legislation was passed into law on December 15, 2010 and came into force on July 1, 2014. Sections of such legislation related to the unsolicited installation of computer programs or software came into force on January 15, 2015. A private right of action that was to come into place under the legislation effective July 1, 2017 was deferred. We believe we are in compliance with this legislation.

MANDATORY NOTIFICATION OF PRIVACY BREACHES

On June 18, 2015, Bill S-4 – the Digital Privacy Act was passed into law. It made several amendments to PIPEDA, including the introduction of mandatory breach notification rules that came into force on November 1, 2018. Businesses must now notify impacted individuals and the federal Privacy Commissioner of a privacy breach where it is reasonable to believe the breach creates a real risk of significant harm to the individual. Notification must be completed as soon as feasible after it is determined a breach occurred. Businesses must also keep records of breaches and provide these records to the Privacy Commissioner upon request. The Privacy Commissioner may also launch an investigation or audit based on the information contained in the breach report. Failure to provide notification or maintain records could result in fines up to $100,000 per violation. In late 2019, the Privacy Commissioner conducted a review of breach reporting among seven telecommunications services providers, issuing a report with recommendations for best practices for industry.

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GOVERNMENT OF CANADA REVIEW OF THE BROADCASTING ACT

On February 2, 2022, the Federal Government introduced Bill C-11, the Online Streaming Act. Bill C-11 will amend the Broadcasting Act and make related and consequential amendments to other acts. The goal of Bill C-11 is to support Canada’s cultural policy objectives of producing Canadian stories in the midst of a changing broadcasting landscape. The main amendments would subject online streaming services to CRTC regulation and require specific investment in Canadian cultural enterprises and include diverse programming, including Indigenous content. The CRTC will decide how the new regulatory regime is to be implemented subject to the guidance that would be provided by the Government in a policy direction to be issued when (and if) the Bill is passed.

WIRELESS

3500 AND 3800 MHZ SPECTRUM LICENCE BANDS

The 3500 MHz band is key spectrum needed to support 5G technologies. To align with international standards, ISED Canada moved to implement a fundamental reallocation to allow flexible use of both mobile and fixed services in the band.

On June 6, 2019, ISED Canada released its Decision (2019 Decision) on its Consultation on Revisions to the 3500 MHz Band to Accommodate Flexible Use and Preliminary Consultation on Changes to the 3800 MHz Band. The 2019 Decision determined that ISED Canada would issue flexible use licences in a 200 MHz frequency range from 3450-3650 MHz. Existing wireless licensees in this range that meet all of their conditions of licence were eligible to be issued flexible use licences covering the same geographic area for the following spectrum amounts:

•	any licensee that holds 75 MHz of existing spectrum or more will be eligible to apply for 60 MHz;
•	any licensee that holds 50 MHz of existing spectrum will be eligible to apply for 50 MHz; and
•	all other licensees will be eligible to apply for 20 MHz.

Rogers and Bell previously held 3500 MHz spectrum licences across the country in Inukshuk™, a partnership between the two companies. Inukshuk held between 100-175 MHz of 3500 MHz spectrum in most major urban markets in Canada. Because Inukshuk held 75 or more MHz of 3500 MHz spectrum in each of the top 10 service areas in Canada by population, it was eligible to retain 60 MHz in those areas. In September 2020, Rogers and Bell unwound Inukshuk and transferred to each partner 50% of Inukshuk’s 3500 MHz holdings. As such, in accordance with the Decision and the transfer, Rogers in effect, will retain 30 MHz of 3500 MHz spectrum licences for re-designation to flexible use licences in each of the top 10 service areas in Canada by population.

Because much of the 3500 MHz spectrum band is currently in use, the 2019 Decision set out a transition process to protect existing users and new licensees from interference as they transition to new flexible use licences. The transition process will follow a six-month cycle and last approximately five years.

ISED Canada’s 3500 MHz spectrum licence auction began on June 15, 2021 and ended on July 23, 2021. The results were publicly released on July 29, 2021. Twenty-three companies participated in the auction and 1,495 of 1,504 licences were awarded to fifteen of those participants, with a total value of $8.91 billion. We won 325 licences across the country at a cost of $3.3 billion. We made our first deposit of $665 million on August 13, 2021 and had expected to make final payment and receive the spectrum licences on October 4, 2021.

On September 22, 2021, due to concerns of possible interference between the frequency bands used for 5G communications and the bands used for certain aviation navigation tools, ISED Canada published its Addendum to Consultation on Amendments to SRSP-520, Technical Requirements for Fixed and/or Mobile Systems, Including Flexible Use Broadband Systems, in the Band 3450-3650 MHz, thereby delaying the issuance of, and final payment for, the spectrum licences.

In November 2021, ISED Canada published an updated version of SRSP-520, which imposes measures to address the protection of certain aviation navigation tools from interference. The revised date for final payment and issuance of the spectrum licences was December 17, 2021. We took possession of these licences after making final payment.

On August 27, 2020, ISED Canada launched its Consultation on the Technical and Policy Framework for the 3650-4200 MHz Band and Changes to the Frequency Allocation of the 3500-3650 MHz Band to address potential changes to the spectrum utilization policy, band plans, and the technical and policy considerations to optimize the use of the 3700-4200 MHz bands to support 5G wireless technologies deployment. On May 21, 2021, ISED Canada released its Decision on the Technical and Policy Framework for the 3650-4200 MHz Band and Changes to the Frequency Allocation of the 3500-3650 MHz Band, announcing the decision to repurpose the 3800 MHz spectrum band to support 5G services. On December 17, 2021, ISED Canada launched a follow-up proceeding, Consultation on a Policy and Licensing Framework for Spectrum in the 3800 MHz band, to determine the auction format and rules. Initial comments were due on February 15, 2022. The 3800 MHz auction is expected to take place in early 2023.

TRANSFERS, DIVISIONS, AND SUBORDINATE LICENSING OF SPECTRUM LICENCES

In June 2013, ISED Canada released Framework Relating to Transfers, Divisions and Subordinate Licensing of Spectrum Licences for Commercial Mobile Spectrum. The Framework lays out the criteria ISED Canada will consider and the processes it will use when it reviews spectrum licence transfers, including prospective transfers that could arise from purchase or sale options and other agreements. Key items to note are that:

•

ISED Canada will review all spectrum transfer requests, and will not allow any that result in “undue spectrum concentration” and reduced competition. Decisions will be made on a case-by-case basis and will be issued publicly to increase transparency; and

•

licensees must ask for a review within 15 days of entering into any agreement that could lead to a prospective transfer. ISED Canada will review the agreement as though the licence transfer that could arise from it has been made.

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CRTC WIRELESS CODE OF CONDUCT

In June 2013, the CRTC issued its Wireless Code of Conduct (Wireless Code) that came into effect in December 2013. The Wireless Code imposes several obligations on wireless carriers, including maximum contract term length, roaming bill caps, device unlocking requirements, and contract summaries. It also lays out the rules for device subsidies and early cancellation fees. Under the Wireless Code, if a customer cancels a contract early, carriers can only charge the outstanding balance of the device subsidy they received, which decreases by an equal amount every month over no more than 24 months.

On June 15, 2017, the CRTC released its decision on the three-year review of the Wireless Code (Telecom Regulatory Policy CRTC 2017-200, Review of the Wireless Code). The CRTC determined that as of December 1, 2017, all individual and small business wireless service customers will have the right to have their cellular phones and other mobile devices unlocked, free of charge, upon request. In addition, all newly purchased devices must be provided unlocked from that day forward. The CRTC also determined that for family or shared plans (multi-line plans), the account holder must, by default, be the one who consents to data overage and data roaming charges beyond the established caps ($50 and $100 per month, respectively). Wireless service providers may, however, allow account holders to authorize other users on a family or shared plan to consent to additional charges. The CRTC also made clear that in all instances, the caps apply on a per account basis, regardless of the number of devices, for multi-line plans and individual lines on the account.

In July 2019, Rogers introduced wireless device financing agreements with both 24- and 36-month terms. On August 30, 2019, the CRTC initiated Telecom Notice of Consultation CRTC 2019-309, Show cause proceeding and call for comments – The Wireless Code – Device financing plans, to consider whether device financing plans, including those with terms longer than 24 months, are compliant with the Wireless Code. We voluntarily ceased offering device financing arrangements with terms greater than 24 months at that time. Final reply submissions were filed on October 29, 2019. On March 4, 2021, the CRTC released Telecom Decision CRTC 2021-98, Wireless Code – Application to device financing plans, confirming that the Wireless Code does apply to device financing plans sold with a wireless service plan and that device financing plans must comply with all relevant protections of the Wireless Code. The CRTC also established that device financing plans are similar to device subsidies when determining early cancellation fees under the Wireless Code.

TOWER SHARING POLICY

In March 2013, ISED Canada released Revised Frameworks for Mandatory Roaming and Antenna Tower and Site Sharing, concluding a consultation initiated in 2012. It sets out the current rules for tower and site sharing, among other things. The key terms of the tower and site sharing rules are:

•	all holders of spectrum licences, radio licences, and broadcasting certificates must share towers and antenna sites, where technically feasible, at commercial rates; and
•	the timeframe for negotiating agreements is 60 days, after which arbitration according to ISED Canada arbitration rules will begin.

In Telecom Regulatory Policy 2015-177, Regulatory framework for wholesale mobile wireless services, released in May 2015, the CRTC determined that it would not mandate or require general wholesale tariffs for tower and site sharing. At the same time, it determined that its existing powers and processes are sufficient to address tower and site sharing disputes related to rates, terms, and conditions. As a result, carriers may use the arbitration process established by ISED Canada, or they may request the CRTC to intervene in the event that tower and site sharing negotiations fail.

POLICY DIRECTION TO THE CRTC ON TELECOMMUNICATIONS

On February 26, 2019, the Minister of Innovation, Science and Economic Development tabled a Proposed Order Issuing a Direction to the CRTC on Implementing the Canadian Telecommunications Policy Objectives to Promote Competition, Affordability, Consumer Interests and Innovation. The Direction signals the government’s intention to require the CRTC to consider competition, affordability, consumer interests, and innovation in its telecommunications decisions and to demonstrate to Canadians in those decisions that it has done so.

On June 17, 2019, the Order Issuing a Direction to the CRTC on Implementing the Canadian Telecommunications Policy Objectives to Promote Competition, Affordability, Consumer Interests and Innovation came into effect after review and revision. It requires the CRTC to consider competition, affordability, consumer interests, and innovation in its telecommunications decisions and to demonstrate to Canadians in those decisions that it has done so.

CRTC REVIEW OF MOBILE WIRELESS SERVICES

On February 28, 2019, through Telecom Notice of Consultation CRTC 2019-57, Review of mobile wireless services, the CRTC initiated its five-year review to examine the state of the mobile wireless market and to determine whether further action is required to improve choice and affordability for Canadians. After extensive written submissions were filed in 2019, a two-week oral hearing began on February 18, 2020. Final written submissions were filed on July 15, 2020.

On April 15, 2021 the CRTC issued Telecom Regulatory Policy 2021-130, Review of mobile wireless services. The CRTC mandated wholesale mobile virtual network operator (MVNO) access, seamless handoff for mandated wholesale roaming, and new mandatory low-cost and occasional-use retail rate plans; however, mandated MVNO access will only be provided if certain conditions are met as described briefly below.

The CRTC decided that mandated wholesale MVNO access must be offered by the national carriers, and SaskTel in Saskatchewan, but only made available to eligible regional wireless carriers that hold mobile spectrum licences, and only in the areas that are covered by their licences. The terms and conditions associated with mandated MVNO access must be approved by the CRTC, while rates will be subject to commercial negotiation, backstopped by final offer arbitration, with the CRTC acting as arbitrator. Mandated MVNO access will be limited to a seven-year period commencing on the date the CRTC finalizes the terms and conditions. This time limit is intended to provide the regional carriers sufficient time to expand their networks while maintaining investment incentives.

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The national wireless carriers must also provide seamless handoff as part of the mandatory roaming they must offer to the regional wireless carriers. Seamless handoff will ensure that calls in progress are not dropped when customers travel outside their home network coverage and into the coverage of their roaming provider. The CRTC also directed the national wireless carriers to offer 5G roaming where the roaming network offers 5G service on its own network and to file proposed revised terms and conditions within 90 days for CRTC approval.

Finally, the CRTC mandated retail rate plans for low-cost and occasional use. These plans were implemented on July 14, 2021.

CABLE

COPYRIGHT RETRANSMISSION OF DISTANT SIGNALS

Pursuant to section 31(2) of the Copyright Act, television service providers are permitted to retransmit programming within distant over-the-air television signals as part of a compulsory licensing regime. Rates for the distribution of the programming are established through negotiation or set by the Copyright Board. Distributors and content providers (the Collectives) were unable to agree on a new rate for the distribution of distant signals after the expiration of the then-current agreement in 2013. A proceeding was initiated by the Copyright Board in 2015 and a decision was rendered on December 18, 2018. The decision increased the rate paid by broadcast distribution undertakings (BDUs) by approximately 8% for 2014, a further 7.5% for 2015, and a further 2.5% for 2016, with 2017 and 2018 held constant at the 2016 rate. For the period of 2019 to 2023, an interim rate was set at the 2016 rate of $1.17.

The Collectives appealed the Copyright Board’s decision on the 2014 to 2018 rates, seeking to have the rates increased to an average of approximately $2.20 for the five-year period. On July 22, 2021, the Federal Court of Appeal (Court) released a decision in which it determined the 2014 and 2015 rates would be final but agreed with the Collectives that errors were made with respect to the 2016 to 2018 rates. The Copyright Board could hold a new proceeding as soon as early 2022 to determine the rates from 2016 onwards. In the meantime, the BDUs, including Rogers, have filed a motion for Leave to Appeal the Court’s decision with the Supreme Court of Canada. Due to the significant uncertainty surrounding both the outcome and the amount, if any, we might have to pay, we have not recorded a liability for this contingency at this time. The fees we currently pay the Collectives are not material.

DIFFERENTIAL PRICING RELATED TO INTERNET DATA PLANS

On April 20, 2017, the CRTC released Telecom Regulatory Policy CRTC 2017-104, Framework for assessing the differential pricing practices of Internet service providers, setting out the evaluation criteria it will apply to determine whether a specific differential pricing practice complies with subsection 27(2) of the Telecommunications Act on a case-by-case basis, as follows:

•	the degree to which the treatment of data is agnostic (i.e., data is treated equally regardless of its source or nature);
•	whether the offering is exclusive to certain customers or certain content providers;
•	the impact on Internet openness and innovation; and
•	whether there is financial compensation involved.

Of these criteria, the degree to which data is treated agnostically will generally carry the most weight. The overriding expectation is that all content and applications will be treated in a neutral manner. Zero-rating of account management functions (e.g., monitoring of Internet data usage or the payment of bills online) will generally be permitted.

WHOLESALE INTERNET COSTING AND PRICING

On August 15, 2019, in Telecom Order CRTC 2019-288, Follow-up to Telecom Orders 2016-396 and 2016-448 – Final rates for aggregated wholesale high-speed access services (2019 Order), the CRTC set final rates for facilities-based carriers’ wholesale HAS, including Rogers’ TPIA service. The 2019 Order set final rates for Rogers that are significantly lower than the interim rates that were previously billed and it further determined that these final rates will apply retroactively to March 31, 2016. We do not believe the final rates set by the CRTC are just and reasonable as required by the Telecommunications Act as we believe they are below cost.

On September 13, 2019, Rogers, in conjunction with the other large Canadian cable companies (Cable Carriers), filed a motion for Leave to Appeal pursuant to Section 64(1) of the Telecommunications Act with the Federal Court of Appeal (Court) and an associated motion for an interlocutory Stay of the 2019 Order. On November 22, 2019, the Court granted Leave to Appeal and an interlocutory Stay of the 2019 Order. On September 10, 2020, the Court dismissed the Cable Carriers’ appeal and simultaneously vacated the interlocutory Stay previously granted.

On November 13, 2019, Rogers, again in conjunction with the other Cable Carriers, filed an appeal of the 2019 Order with the Federal Cabinet, pursuant to Section 12(1) of the Telecommunications Act, asking the Cabinet to order the CRTC to reconsider its August 15, 2019 decision in conjunction with the CRTC’s previously announced review of the entire wholesale regulatory framework. On August 15, 2020, the Federal Cabinet recognized that the final rates did not always appropriately balance the policy objectives of the wholesale network and were concerned that they would undermine investment in high-quality networks. They however decided not to refer the matter back to the CRTC, given that the matter was already before them as a result of the review and vary application filed by Rogers and the other Cable Carriers.

On December 13, 2019, Rogers, again in conjunction with the other Cable Carriers, filed an Application with the CRTC seeking review and variance and stay of the 2019 Order pursuant to sections 27(1), 61(2), and 62 of the Telecommunications Act, Part 1 of the Canadian Radio-television and Telecommunications Commission Rules of Practice and Procedure, and Telecommunications Information Bulletin CRTC 2011-214, Revised Guidelines for review and vary applications. Specifically, we seek:

a)

review and variance of the methodology and the resulting rates approved for the Cable Carriers’ aggregated wholesale HAS in the 2019 Order in conjunction with the CRTC’s planned review of its approach to setting the rates for wholesale telecommunications services generally;

b)	review and variance of the determination in the 2019 Order regarding retroactivity such that any new wholesale rates for Cable Carrier HAS services apply only on a prospective basis; and

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c)

in the event that the interlocutory stay of the 2019 Order granted by the Federal Court of Appeal is terminated or varied, an interim stay of the 2019 Order pending completion of the Commission’s determinations in respect of both (a) and (b) above.

On September 28, 2020, the CRTC issued a Stay of Order 2019-288 pending review of the appropriateness of the rates established in the 2019 Order. On November 12, 2020, Rogers, again in conjunction with the other Cable Carriers, filed a motion for Leave to Appeal the Court’s decision with the Supreme Court of Canada. The Supreme Court of Canada dismissed the request for Leave on February 25, 2021 without reasons.

On May 27, 2021, the CRTC released Telecom Decision CRTC 2021-181 Requests to review and vary Telecom Order 2019-288 regarding final rates for aggregated wholesale high-speed access services (2021 Decision) in which it adopted the interim rates in effect prior to the 2019 Order as the final rates, with certain modifications, including the removal of the supplementary markup of 10% for incumbent local exchange carriers.

On May 28, 2021, a wholesale ISP petitioned the Governor in Council to, among other things, restore the 2019 Order and make the rates established in that order final. In addition, on June 28, 2021, the same wholesale ISP filed a motion seeking leave to appeal the 2021 Decision to the Federal Court of Appeal, which was granted on September 15, 2021. We, along with several other cable companies, have intervened in these matters.

CRTC INTERNET CODE

On July 31, 2019, the CRTC released Telecom Regulatory Policy CRTC 2019-269, The Internet Code, establishing a mandatory code of conduct (Code) for large facilities-based ISPs that applies to the companies’ provision of fixed wireline Internet access services to individual customers. As is the case for the Wireless, Deposit and Disconnection, and Television Service Provider Codes already in place, the Commission for Complaints for Telecom-television Services Inc. (CCTS) will administer the Code. The Code came into effect on January 31, 2020.

CRTC REVIEW OF WHOLESALE WIRELINE TELECOMMUNICATIONS SERVICES

On July 22, 2015, the CRTC released its decision on the regulatory framework for wholesale wireline services (Telecom Regulatory Policy 2015-326, Review of wholesale wireline services and associated policies), determining which wireline services, and under what terms and conditions, facilities-based telecommunications carriers must make available to other telecommunications service providers, such as resellers. The CRTC determined that wholesale high-speed access services, which are used to support retail competition for services, such as local phone, television, and Internet access, would continue to be mandated. The provision of provincially aggregated services, however, would no longer be mandated and would be phased out in conjunction with the implementation of a disaggregated service with connections at telephone company central offices and cable company head-ends. The requirement to implement disaggregated wholesale high-speed access services will include making them available over fibre-to-the-premises (FTTP) access facilities. Regulated rates will continue to be based on long-run increment cost studies.

On September 20, 2016, the CRTC released Telecom Decision CRTC 2016-379, Follow-up to Telecom Regulatory Policy 2015-326 – Implementation of a disaggregated wholesale high-speed access service, including over fibre-to-the premises access facilities, addressing the technical implementation of new, disaggregated, high-speed access TPIA, a service that will provide access to FTTP facilities as ordered in the CRTC’s July 22, 2015 ruling. The decision is consistent with the positions submitted by Rogers in our filings. Proposed tariffs and supporting cost studies for the new service were filed on January 9, 2017, with further information filed later in 2017 and 2018. A decision on final rates was anticipated in 2020 but was temporarily suspended on June 11, 2020 by CRTC Telecom Notice of Consultation 2020-187, Call for comments – Appropriate network configuration for disaggregated wholesale high-speed access services. Initial comments for this proceeding were filed on October 5, 2020 and reply comments were filed on December 7, 2020.

CRTC REVIEW OF LOCAL AND COMMUNITY PROGRAMMING

On June 15, 2016, the CRTC released Broadcasting Regulatory Policy CRTC 2016-224, Policy framework for local and community television. The CRTC created a new model for BDU contributions to Canadian programming that took effect on September 1, 2017. Annual contributions will remain at 5% of annual gross broadcasting revenues; however, of that amount, in all licensed cable systems, up to 1.5% (rather than the previous 2%) can be used to fund community channel programming. Of this revenue, 0.3% must now go to a newly created Independent Local News Fund for independently owned local TV stations, and the remaining funding will continue to go to the Canada Media Fund and independent production funds. This decision provides the flexibility for BDUs that operate community channels in large markets (Montreal, Toronto, Edmonton, Calgary, and Vancouver) to now direct their community channel revenues from those markets to fund either community channel programming in smaller markets, or to fund local news on TV stations (such as Citytv, in the case of Rogers). Rogers has closed its Greater Toronto Area community channels and redirected these revenues.

TELEVISION SERVICES DISTRIBUTION

On March 19, 2015, the CRTC released the third of its decisions related to its Let’s Talk TV proceeding. The CRTC ordered distributors to offer customers an option for a small basic service consisting only of Canadian local channels (local radio is optional), national mandatory services, community and provincial legislature channels, and, should they wish, US 4+1 networks beginning March 1, 2016. The retail rate for this entry-level service will be capped at $25 per month (excluding equipment). Effective March 1, 2016, we began offering a small basic service consisting of Canadian local channels, national mandatory services, community and provincial legislature channels, and the US 4+1 networks.

The CRTC also adopted phased-in requirements for selling channels to customers “à la carte” and as part of “pick-packs”. All channels above the basic tier must be offered on an à la carte basis and in smaller, reasonably priced packages as of December 2016. As a BDU, we are permitted to continue to offer our existing basic service and programming packages. The CRTC also revised its

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existing “preponderance” rule so that consumers will have to be offered, but will not have to receive, a majority of Canadian services.

A number of changes to the Wholesale Code (formerly the Vertical Integration (VI) Code) addressing, amongst other matters, penetration-based rate cards and minimum guarantees were also made. All licensed programmers and BDUs are to comply with the Wholesale Code, which came into effect on January 22, 2016.

The decision also addressed rules for distribution of foreign services authorized for distribution in Canada, including requirements that foreign services make their channels available “à la carte” and in “pick-packs” or in smaller pre-assembled packages and abide by the Wholesale Code. Access rules for VI-owned services and independent services, channel packaging, and buy-through rules for multicultural services were also addressed.

On March 26, 2015, in the final decision related to Let’s Talk TV, the CRTC announced plans to establish a Television Service Provider (TVSP) Code of Conduct to govern certain aspects of the relationship between TVSPs and their customers as well as to allow consumers to complain to the Commissioner for Complaints for Telecommunications Services about their providers which came into effect on September 1, 2017.

ROGERS CABLE TV LICENCE RENEWALS

On August 2, 2018, in Broadcasting Decision CRTC 2018-265, Rogers – Licence renewal for various terrestrial broadcasting distribution undertakings, the CRTC renewed Rogers’ Broadcasting Distribution Undertaking licences in Ontario and Atlantic Canada for a full seven-year licence term with conditions substantially consistent with Rogers’ application.

CRTC PROCEEDING ON FUTURE PROGRAMMING DISTRIBUTION MODELS

On October 12, 2017, prompted by Order in Council P.C. 2017-1195, the CRTC initiated a proceeding (Broadcasting Notice of Consultation CRTC 2017-359, Call for comments on the Governor in Council’s request for a report on future programming distribution models) to report on the distribution model or models of programming that are likely to exist in the future; how and through whom Canadians will access that programming; and the extent to which these models will ensure a vibrant domestic market that is capable of supporting the continued creation, production, and distribution of Canadian programming, in both official languages, including original entertainment and information programming.

On May 30, 2018, the CRTC issued its report on future programming distribution models requested by the government in September 2017 through Order in Council P.C. 2017-1195. The report proposes new tools and regulatory approaches to support the production and promotion of audio and video content made by and for Canadians. The report will inform the government’s review of the Broadcasting Act and Telecommunications Act.

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Other Information

ACCOUNTING POLICIES

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Management makes judgments, estimates, and assumptions that affect how accounting policies are applied, the amounts we report in assets, liabilities, revenue, and expenses, and our related disclosure about contingent assets and liabilities. Significant changes in our assumptions, including those related to our future business plans and cash flows, could materially change the amounts we record. Actual results could be different from these estimates.

These estimates are critical to our business operations and understanding our results of operations. We may need to use additional judgment because of the sensitivity of the methods and assumptions used in determining the asset, liability, revenue, and expense amounts.

ESTIMATES

REVENUE FROM CONTRACTS WITH CUSTOMERS

Determining the transaction price

The transaction price is the amount of consideration that is enforceable and to which we expect to be entitled in exchange for the goods and services we have promised to our customer. We determine the transaction price by considering the terms of the contract and business practices that are customary within that particular line of business. Discounts, rebates, refunds, credits, price concessions, incentives, penalties, and other similar items are reflected in the transaction price at contract inception.

Determining the stand-alone selling price and the allocation of the transaction price

The transaction price is allocated to performance obligations based on the relative stand-alone selling prices of the distinct goods or services in the contract. The best evidence of a stand-alone selling price is the observable price of a good or service when the entity sells that good or service separately in similar circumstances and to similar customers. If a stand-alone selling price is not directly observable, we estimate the stand-alone selling price taking into account reasonably available information relating to the market conditions, entity-specific factors, and the class of customer.

In determining the stand-alone selling price, we allocate revenue between performance obligations based on expected minimum enforceable amounts to which Rogers is entitled. Any amounts above the minimum enforceable amounts are recognized as revenue as they are earned.

FAIR VALUE

We use estimates to determine the fair value of assets acquired and liabilities assumed in an acquisition, using the best available information, including information from financial markets. These estimates include key assumptions such as discount rates, attrition rates, and terminal growth rates for performing discounted cash flow analyses.

LEASES

We estimate the lease term by considering the facts and circumstances that can create an economic incentive to exercise an extension option, or not exercise a termination option. We make certain qualitative and quantitative assumptions when deriving the value of the economic incentive.

USEFUL LIVES

We depreciate the cost of property, plant and equipment over their estimated useful lives by considering industry trends and company-specific factors, including changing technologies and expectations for the in-service period of certain assets at the time. We reassess our estimates of useful lives annually, or when circumstances change, to ensure they match the anticipated life of the technology from a revenue-producing perspective. If technological change happens more quickly, or in a different way, than anticipated, we might have to reduce the estimated life of property, plant and equipment, which could result in a higher depreciation expense in future periods or an impairment charge to write down the value. We monitor and review our depreciation rates and asset useful lives at least once a year and change them if they are different from our previous estimates. We recognize the effect of changes in estimates in net income prospectively.

CAPITALIZING DIRECT LABOUR, OVERHEAD, AND INTEREST

Certain direct labour, overhead, and interest costs associated with the acquisition, construction, development, or improvement of our networks are capitalized to property, plant and equipment. The capitalized amounts are calculated based on estimated costs of projects that are capital in nature, and are generally based on a per-hour rate. In addition, interest costs are capitalized during development and construction of certain property, plant and equipment. Capitalized amounts increase the cost of the asset and result in a higher depreciation expense in future periods.

IMPAIRMENT OF ASSETS

Indefinite-life intangible assets (including goodwill and spectrum and/or broadcast licences) are assessed for impairment on an annual basis, or more often if events or circumstances warrant, and finite-life assets (including property, plant and equipment and other intangible assets) are assessed for impairment if events or circumstances warrant. The recoverable amount of a cash-generating unit (CGU) involves significant estimates such as future cash flows, terminal growth rates, and discount rates. If key estimates differ unfavourably in the future, we could experience impairment charges that could decrease net income.

FINANCIAL INSTRUMENTS

The fair values of our derivatives are recorded using an estimated credit-adjusted mark-to-market valuation. If the derivatives are in an asset position (i.e. the counterparty owes Rogers), the credit spread for the bank counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value. If the derivatives are in a liability position (i.e. Rogers owes the counterparty), our credit spread is added to the risk-free discount rate. The estimated credit-

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adjusted value of derivatives requires assessment of the credit risk of the parties to the instruments and the instruments’ discount rates.

For all derivative instruments where hedge accounting is applied, we are required to ensure that the hedging relationships meet hedge effectiveness criteria. Hedge effectiveness testing requires the use of both judgments and estimates.

PENSION BENEFITS

When we account for defined benefit pension plans, assumptions are made in determining the valuation of benefit obligations. Assumptions and estimates include the discount rate, the rate of future compensation increase, and the mortality rate. Changes to these primary assumptions and estimates would affect the pension expense, pension asset and liability, and other comprehensive income. Changes in economic conditions, including financial markets and interest rates, may also have an impact on our pension plans, as there is no assurance that the plans will be able to earn the assumed rate of return. Market-driven changes may also result in changes in the discount rates and other variables that could require us to make contributions in the future that differ significantly from the current contributions and assumptions incorporated into the actuarial valuation process.

Below is a summary of the effect an increase or decrease in the primary assumptions and estimates would have had on our accrued benefit obligation as at December 31, 2021.

(In millions of dollars)	Increase (decrease) in accrued benefit obligation
Discount rate
Impact of 0.5% increase	(251)
Impact of 0.5% decrease	285
Rate of future compensation increase
Impact of 0.25% increase	17
Impact of 0.25% decrease	(17)
Mortality rate
Impact of 1 year increase	67
Impact of 1 year decrease	(72)

STOCK-BASED COMPENSATION

Stock option plans

Our employee stock option plans attach cash-settled share appreciation rights (SARs) to all new and previously granted options. The SAR feature allows the option holder to elect to receive a cash payment equal to the intrinsic value of the option, instead of exercising the option and acquiring Class B Non-Voting Shares. We measure stock-based compensation to employees at fair value. We determine the fair value of options using our Class B Non-Voting Share price and option pricing models, and record all outstanding stock options as liabilities. The liability is marked to market each period and is amortized to expense using a graded vesting approach over the period during which employee services are rendered, or over the period to the date an employee is eligible to retire, whichever is shorter. The expense in each period is affected by the change in the price of our Class B Non-Voting Shares during the period.

Restricted share unit (RSU) and deferred share unit (DSU) plans

We recognize outstanding RSUs and DSUs as liabilities, measuring the liabilities and compensation costs based on the awards’ fair values, which are based on the market price of the Class B Non-Voting Shares, and recognizing them as charges to operating costs over the vesting period of the awards. If an award’s fair value changes after it has been granted and before the exercise date, we recognize the resulting changes in the liability within operating costs in the year the change occurs. For RSUs, the payment amount is established as of the vesting date. For DSUs, the payment amount is established as of the exercise date.

JUDGMENTS

REVENUE FROM CONTRACTS WITH CUSTOMERS

Distinct goods and services

We make judgments in determining whether a promise to deliver goods or services is considered distinct. We account for individual products and services separately if they are distinct (i.e. if a product or service is separately identifiable from other items in the bundled package and if the customer can benefit from it). The consideration is allocated between separate products and services in a bundle based on their stand-alone selling prices. For items we do not sell separately, we estimate stand-alone selling prices using the adjusted market assessment approach.

Determining costs to obtain or fulfill a contract

Determining the costs we incur to obtain or fulfill a contract that meet the deferral criteria within IFRS 15 requires us to make significant judgments. We expect incremental commission fees paid to internal and external representatives as a result of obtaining contracts with customers to be recoverable.

Residual value arrangements

Under certain customer offers, we allow customers to defer a component of the device cost until contract termination. We use judgment in determining whether these arrangements constitute revenue-generating arrangements or leases. In making this determination, we use judgment to assess the extent of control over the devices that passes to our customer, including whether the customer has a significant economic incentive at contract inception to return the device at contract termination.

LEASES

We make judgments in determining whether a contract contains an identified asset. The identified asset should be physically distinct or represent substantially all of the capacity of the asset, and should provide us with the right to substantially all of the economic benefits from the use of the asset.

We also make judgments in determining whether or not we have the right to control the use of the identified asset. We have that right when we have the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decisions about how and for what purpose the asset is used are predetermined, we have the right to direct the use of the asset if we have the right to operate the asset or if we designed the asset in a way that predetermines how and for what purpose the asset will be used.

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We make judgments in determining the incremental borrowing rate used to measure our lease liability for each lease contract, including an estimate of the asset-specific security impact. The incremental borrowing rate should reflect the interest that we would have to pay to borrow at a similar term and with a similar security.

Certain of our leases contain extension or renewal options that are exercisable only by us and not by the lessor. At lease commencement, we assess whether we are reasonably certain to exercise any of the extension options based on our expected economic return from the lease. We typically exercise extension options on our leases, especially related to our networks, primarily due to the significant cost that would be required to relocate our network towers and related equipment. We periodically reassess whether we are reasonably certain to exercise the options and account for any changes at the date of the reassessment.

USEFUL LIVES AND DEPRECIATION AND AMORTIZATION METHODS

We make significant judgments in choosing methods for depreciating our property, plant and equipment that we believe most accurately represent the consumption of benefits derived from those assets and are most representative of the economic substance of the intended use of the underlying assets.

We amortize the cost of intangible assets with finite lives over their estimated useful lives. We review their useful lives, residual values, and the amortization methods at least once a year.

We do not amortize intangible assets with indefinite lives (spectrum licences, broadcast licences, and certain brand names) as there is no foreseeable limit to the period over which these assets are expected to generate net cash inflows for us. We make judgments to determine that these assets have indefinite lives, analyzing all relevant factors, including the expected usage of the asset, the typical life cycle of the asset, and anticipated changes in the market demand for the products and services the asset helps generate. After review of the competitive, legal, regulatory, and other factors, it is our view that these factors do not limit the useful lives of our spectrum licences, broadcast licences, and certain brand names.

Judgment is also applied in choosing methods for amortizing our intangible assets and program rights that we believe most accurately represent the consumption of those assets and are most representative of the economic substance of the intended use of the underlying assets.

IMPAIRMENT OF ASSETS

We make judgments in determining CGUs and the allocation of goodwill to CGUs or groups of CGUs for the purpose of impairment testing. The allocation of goodwill involves considerable management judgment in determining the CGUs (or groups of CGUs) that are expected to benefit from the synergies of a business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill and indefinite-life intangible assets are allocated to CGUs (or groups of CGUs) based on the level at which management monitors goodwill, which is not higher than an operating segment.

RESTRUCTURING, ACQUISITION AND OTHER COSTS

We make significant judgments in determining the appropriate classification of costs to be included in restructuring, acquisition and other.

HEDGE ACCOUNTING

We make significant judgments in determining whether our financial instruments qualify for hedge accounting, including our determination of hedge effectiveness. These judgments include assessing whether the forecast transactions designated as hedged items in hedging relationships will materialize as forecast, whether the hedging relationships designated as effective hedges for accounting purposes continue to qualitatively be effective, and determining the methodology to determine the fair values used in testing the effectiveness of hedging relationships.

SEGMENTS

We make significant judgments in determining our operating segments. These are components that engage in business activities from which they may earn revenue and incur expenses, for which operating results are regularly reviewed by our chief operating decision makers to make decisions about resources to be allocated and to assess component performance, and for which discrete financial information is available.

INCOME TAXES AND OTHER TAXES

We accrue income and other tax provisions based on information currently available in each of the jurisdictions in which we operate. While we believe we have paid and provided for adequate amounts of tax, our business is complex and significant judgment is required in interpreting how tax legislation and regulations apply to us. Our tax filings are subject to audit by the relevant government revenue authorities and the results of the government audit could materially change the amount of our actual income tax expense, income tax payable or receivable, other taxes payable or receivable, and deferred income tax assets and liabilities and could, in certain circumstances, result in the assessment of interest and penalties.

CONTINGENCIES

Considerable judgment is involved in the determination of contingent liabilities. Our judgment is based on information currently known to us, and the probability of the ultimate resolution of the contingencies. If it becomes probable that a contingent liability will result in an outflow of economic resources, we will record a provision in the period the change in probability occurs. The amount of the loss involves judgment based on information available at that time. Any provision recognized for a contingent liability could be material to our consolidated financial position and results of operations.

ONEROUS CONTRACTS

Significant judgment is required to determine when we are subject to unavoidable costs arising from onerous contracts. These judgments may include, for example, whether a certain promise is legally binding or whether we may be successful in negotiations with the counterparty.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

TRANSACTIONS WITH RELATED PARTIES

We have entered into certain transactions in the normal course of business with related parties in which we have an equity interest, being primarily MLSE (primarily broadcasting rights) and Glentel (Wireless distribution support). The amounts received from or paid to these parties were as follows:

	Years ended December 31
(In millions of dollars)	2021	2020	% Chg
Revenue	31	26	19
Purchases	180	121	49

We have entered into business transactions with Transcontinental Inc., a company that provides us with printing and prepress services. Isabelle Marcoux, C.M., is chair of the board of Transcontinental Inc. and was a Director of RCI until June 2021.

	Years ended December 31
(In millions of dollars)	2021	2020
Printing and prepress services	3	4

We have also entered into business transactions with companies controlled by our Directors Michael J. Cooper and John C. Kerr, which, as a result of the Board reconstitution in October 2021, are now related parties. These companies include Dream Unlimited Corp. and Vancouver Professional Baseball LLP, respectively. Dream Unlimited Corp. is a real estate company that rents spaces in office and residential buildings. Vancouver Professional Baseball LLP controls the Vancouver Canadians, the Toronto Blue Jays’ High-A affiliate minor league team. Total amounts paid to these related parties during the period from October 2021 to December 2021 were nominal.

We have also entered into certain transactions with the Trust and companies it controls. These transactions are subject to formal agreements approved by the Audit and Risk Committee. Total amounts paid to these related parties generally reflect the charges to Rogers for occasional business use of aircraft, net of other administrative services, and were less than $1 million for each of 2021 and 2020.

These transactions are measured at the amount agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing are unsecured, interest-free, and due for payment in cash within one month from the date of the transaction.

NEW ACCOUNTING PRONOUNCEMENTS ADOPTED IN 2021

We adopted the following IFRS amendments in 2021. They did not have a material effect on our financial statements.

•	Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, and IFRS 7), addressing issues that might affect financial reporting after the reform of an interest rate benchmark. There is significant uncertainty over the timing of when the replacements for IBORs will be effective and what those replacements will be. We will actively monitor the IBOR reform and consider circumstances as we renew or enter into new financial instruments.

•	Amendments to IFRS 16, Leases, allowing lessees to not assess whether a COVID-19-related rent concession is a lease modification.

RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

The IASB has issued the following new standard and amendments that will become effective in future years and could have an impact on our consolidated financial statements in future periods:

•	IFRS 17, Insurance Contracts, a replacement of IFRS 4, Insurance Contracts, that aims to provide consistency in the application of accounting for insurance contracts (January 1, 2023).
•	Amendments to IFRS 3, Business Combinations – Updating a Reference to the Conceptual Framework, updating a reference in IFRS 3 to now refer to the Conceptual Framework (January 1, 2022).
•

Amendments to IAS 16, Property, Plant and Equipment: Proceeds before intended use, prohibiting reducing the cost of property, plant and equipment by proceeds while bringing an asset to capable operations (January 1, 2022).

•

Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts, specifying costs an entity should include in determining the “cost of fulfilling” a potential onerous contract (January 1, 2022).

•

Amendments to IAS 1, Presentation of Financial Statements –  Classification of Liabilities as Current or Non-current, clarifying the classification requirements in the standard for liabilities as current or non-current (January 1, 2023).

•

Amendments to IAS 1, Presentation of Financial Statements –  Disclosure of Accounting Policies, requiring entities to disclose material, instead of significant, accounting policy information (January 1, 2023).

•	Amendments to IAS 8, Accounting Policies – Changes in Accounting Estimates and Errors, clarifying the definition of “accounting policies” and “accounting estimates” (January 1, 2023).
•

Amendments to IAS 12, Income Taxes – Deferred Tax related to Assets and Liabilities arising from a Single Transaction, narrowing the scope for exemption when recognizing deferred taxes (January 1, 2023).

We do not expect IFRS 17, Insurance Contracts, or the amendments effective January 1, 2022, will have an effect on our consolidated financial statements. We are assessing the impacts, if any, the remaining amendments will have on our consolidated financial statements; however we currently do not expect any material impacts.

80     |   ROGERS COMMUNICATIONS INC.  2021 ANNUAL REPORT

KEY PERFORMANCE INDICATORS

We measure the success of our strategy using a number of key performance indicators, which are outlined below. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered alternatives to net income or any other measure of performance under IFRS. They include:

•	subscriber counts;
•	Wireless;
•	Cable; and
•	homes passed (Cable);
•	Wireless subscriber churn (churn);
•	Wireless blended average billings per user (ABPU);
•	Wireless blended average revenue per user (ARPU);
•	Cable average revenue per account (ARPA);
•	Cable customer relationships;
•	Cable market penetration (penetration);
•	capital intensity;
•	total service revenue;
•	dividend payout ratios; and
•	return on assets.

SUBSCRIBER COUNTS

We determine the number of subscribers to our services based on active subscribers. When subscribers are deactivated, either voluntarily or involuntarily for non-payment, they are considered deactivations in the period the services are discontinued. We use subscriber counts to measure our core business performance and ability to benefit from recurring revenue streams. We use homes passed (Cable) as a measure for our potential market penetration within a defined geographical area.

Subscriber count (Wireless)

•	A wireless subscriber is represented by each identifiable telephone number.
•

We report wireless subscribers in two categories: postpaid and prepaid. Postpaid and prepaid include voice-only subscribers, data-only subscribers, and subscribers with service plans integrating both voice and data.

•	Usage and overage charges for postpaid subscribers are billed a month in arrears. Prepaid subscribers cannot incur usage and/or overage charges in excess of their plan limits or account balance.
•	Wireless prepaid subscribers are considered active for a period of 90 days from the date of their last revenue-generating usage.

Subscriber count (Cable)

•	Cable Ignite TV and Internet subscribers are represented by a dwelling unit.
•

When there is more than one unit in a single dwelling, such as an apartment building, each tenant with cable service is counted as an individual subscriber, whether the service is invoiced separately or included in the tenant’s rent. Institutional units, such as hospitals or hotels, are each considered one subscriber.

•	Cable Ignite TV and Internet subscribers include only those subscribers who have service installed and operating, and who are being billed accordingly.
•

Subscriber counts exclude certain business services delivered over our fibre network and data centre infrastructure, and circuit-switched local and long distance voice services and legacy data services where access is delivered using leased third-party network elements and tariffed ILEC services.

Homes passed (Cable)

Homes passed are represented by the total number of addresses that either are Cable subscribers or are non-subscribers, but have the ability to access our cable services, within a defined geographical area. When there is more than one unit in a single dwelling, such as an apartment building, each unit that is a Cable subscriber, or has the ability to access our cable services, is counted as an individual home passed. Institutional or commercial units, such as hospitals or hotels, are each considered one home passed.

SUBSCRIBER CHURN

Subscriber churn (churn) is a measure of the number of subscribers that deactivated during a period as a percentage of the total subscriber base, usually calculated on a monthly basis. Subscriber churn measures our success in retaining our subscribers. We calculate it by dividing the number of Wireless subscribers that deactivated (usually in a month) by the aggregate numbers of subscribers at the beginning of the period. When used or reported for a period greater than one month, subscriber churn represents the sum of the number of subscribers deactivating for each period divided by the sum of the aggregate number of subscribers at the beginning of each period.

BLENDED AVERAGE BILLINGS PER USER (WIRELESS)

We use blended ABPU as a measure that approximates the average amount we invoice an individual subscriber on a monthly basis. Blended ABPU helps us identify trends and measure our success in attracting and retaining higher-value subscribers. Blended ABPU is also a non-GAAP ratio. See “Non-GAAP and Other Financial Measures” for more information about this measure.

BLENDED AVERAGE REVENUE PER USER (WIRELESS)

Blended ARPU helps us identify trends and measure our success in attracting and retaining higher-value subscribers. Blended ARPU is a supplementary financial measure. See “Non-GAAP and Other Financial Measures” for an explanation as to the composition of this measure.

AVERAGE REVENUE PER ACCOUNT (CABLE)

Average revenue per account (ARPA) measures total average spending by a single customer account on Cable products. We use it to identify trends and measure our success in attracting and retaining multiple-service accounts. ARPA is also a supplementary financial measure. See “Non-GAAP and Other Financial Measures” for an explanation as to the composition of this measure.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

CUSTOMER RELATIONSHIPS

Customer relationships are represented by dwelling units where at least one of our Cable services (i.e. Internet, legacy television or Ignite TV, and/or home phone) are installed and operating, and the service or services are billed accordingly. When there is more than one unit in one dwelling, such as an apartment building, each tenant with at least one of our Cable services is counted as an individual customer relationship, whether the service is invoiced separately or included in the tenant’s rent. Institutional units, like hospitals or hotels, are each considered one customer relationship.

MARKET PENETRATION

Market penetration (penetration) measures our success at attracting new households to our brands and products within our network footprint. Market penetration is calculated by dividing customer relationships by homes passed. An increasing market penetration rate reflects more new customer relationships than new homes passed.

CAPITAL INTENSITY

Capital intensity allows us to compare the level of our capital expenditures to that of other companies within the same industry. Our capital expenditures do not include expenditures on spectrum licences or additions to right-of-use assets. We use it to evaluate the performance of our assets and when making decisions about capital expenditures. We believe that certain investors and analysts use capital intensity to measure the performance of asset purchases and construction in relation to revenue. Capital intensity is also a supplementary financial measure. See “Non-GAAP and Other Financial Measures” for an explanation as to the composition of this measure.

TOTAL SERVICE REVENUE

We use total service revenue to measure our core business performance from the provision of services to our customers separate from revenue generated from the sale of equipment we have acquired from device manufacturers and resold. Included in this metric is our retail revenue from Today’s Shopping Choice and the Toronto Blue Jays, which are also core to our business. We calculate total service revenue by subtracting equipment revenue from total revenue.

DIVIDEND PAYOUT RATIOS

We calculate the dividend payout ratio by dividing dividends declared for the year by net income or free cash flow for the year. We use dividends as a percentage of net income and free cash flow to conduct analysis and assist with determining the dividends we should pay. Dividend payout ratio of net income and dividend payout ratio of free cash flow are also supplementary financial measures. See “Non-GAAP and Other Financial Measures” for an explanation as to the composition of these measures.

RETURN ON ASSETS

We use return on assets to measure our efficiency in using our assets to generate net income. Return on assets is also a supplementary financial measure. See “Non-GAAP and Other Financial Measures” for an explanation as to the composition of this measure.

2022 KEY PERFORMANCE INDICATOR CHANGES

Effective January 1, 2022, we will begin disclosing mobile phone subscribers in Wireless, which will represent devices with voice-only or voice-and-data plans. Our current definition includes devices on data-only plans and customers who subscribe to our wireless home phone service. As a result, our definition of ARPU will also shift to mobile phone ARPU. We will also no longer report ABPU given the significant adoption of our wireless device financing program resulting in this metric being less meaningful.

In Cable, we will adjust our definition of an Internet subscriber such that it will only include retail Internet subscribers, which will represent customers who have Internet service installed and operating, and are being billed directly by us. Our current definition includes TPIA subscribers and Smart Home Monitoring subscribers.

82     |   ROGERS COMMUNICATIONS INC.  2021 ANNUAL REPORT

NON-GAAP AND OTHER FINANCIAL MEASURES

We use the following “non-GAAP financial measures” and other “specified financial measures” (each within the meaning of applicable Canadian securities laws). These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not standardized measures under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP financial measures
Specified financial measure	How it is useful	How we calculate it	Most directly comparable IFRS financial measure

Adjusted net income

• To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.

Net income

add (deduct)

restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; and income tax adjustments on these items, including adjustments as a result of legislative changes.

Net income

Taxes paid and other government payments	• To assess how much cash we pay in taxes and fees to federal, provincial, and municipal governments.	Income taxes paid add unrecoverable sales taxes paid; payroll taxes paid, regulatory and spectrum fees paid; and property and business taxes paid.	Income taxes paid

Adjusted Wireless service revenue	• To facilitate the calculation of Wireless blended average billings per user (see Non-GAAP ratios).	Wireless service revenue add (deduct) amortization of contract assets and contract liabilities to accounts receivable; and financing receivable billings.	Wireless service revenue

Non-GAAP ratios
Specified financial measure	How it is useful	How we calculate it

Adjusted basic earnings per share Adjusted diluted earnings per share

• To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.

Adjusted net income

divided by

basic weighted average shares outstanding.

Adjusted net income including the dilutive effect of stock-based compensation divided by

diluted weighted average shares outstanding.

Wireless blended average billings per user (ABPU)	• To help us identify trends in our total monthly billings per subscriber and to measure our success in attracting and retaining higher-value subscribers.	Adjusted Wireless service revenue divided by average total number of Wireless subscribers for the relevant period.

Total of segments measures
Specified financial measure	Most directly comparable IFRS financial measure

Adjusted EBITDA	Net income

2021 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     83

MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital management measures
Specified financial measure	How it is useful

Free cash flow

•  To show how much cash we generate that is available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.

•  We believe that some investors and analysts use free cash flow to value a business and its underlying assets.

Adjusted net debt	• We believe this helps investors and analysts analyze our debt and cash balances while taking into account the impact of debt derivatives on our US dollar-denominated debt.

Debt leverage ratio	• We believe this helps investors and analysts analyze our ability to service our debt obligations.

Available liquidity	• To help determine if we are able to meet all of our commitments, to execute our business plan, and to mitigate the risk of economic downturns.

Supplementary financial measures
Specified financial measure	How we calculate it

Adjusted EBITDA margin	Adjusted EBITDA divided by revenue.

Wireless blended average revenue per user (ARPU)	Wireless service revenue divided by average total number of Wireless subscribers for the relevant period.

Cable average revenue per account (ARPA)	Cable service revenue divided by average total number of customer relationships for the relevant period.

Capital intensity	Capital expenditures divided by revenue.

Return on assets	Net income divided by total assets.

Dividend payout ratio of net income	Dividends declared divided by net income.

Dividend payout ratio of free cash flow	Dividends declared for the year divided by free cash flow (defined above).

RECONCILIATION OF ADJUSTED EBITDA

	Years ended December 31
(In millions of dollars)	2021	2020
Net income	1,558	1,592
Add (deduct):
Income tax expense	569	580
Other expense	2	1
Finance costs	849	881
Restructuring, acquisition and other	324	185
Depreciation and amortization	2,585	2,618
Adjusted EBITDA	5,887	5,857

RECONCILIATION OF ADJUSTED NET INCOME

	Years ended December 31

(In millions of dollars)	2021	2020
Net income	1,558	1,592
Add (deduct):
Restructuring, acquisition and other	324	185
Income tax impact of above items	(79)	(52)
Adjusted net income	1,803	1,725

RECONCILIATION OF ADJUSTED WIRELESS SERVICE REVENUE AND BLENDED ABPU

(In millions of dollars. except subscribers (in 000s) and months)	Years ended December 31
	2021	2020
Wireless service revenue	6,666	6,579
Add (deduct):
Amortization of contract assets and contract liabilities to accounts receivable	362	1,209
Financing receivable billings	1,388	410
Adjusted Wireless service revenue	8,416	8,198
Divided by:
Average Wireless subscribers	11,054	10,804
Months per period	12	12
Blended ABPU	$63.45	$63.24

84     |   ROGERS COMMUNICATIONS INC.  2021 ANNUAL REPORT

SUMMARY OF FINANCIAL RESULTS OF LONG-TERM DEBT GUARANTOR

Our outstanding public debt, amounts drawn on our $4.6 billion bank credit and letter of credit facilities, and derivatives are unsecured obligations of RCI, as obligor, and RCCI, as either co-obligor or guarantor, as applicable.

The selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCCI, (iii) our non-guarantor subsidiaries on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts, is set forth as follows:

Years ended December 31 (unaudited)	RCI [1]		RCCI [1]		Non-guarantor subsidiaries [1]		Consolidating adjustments [1]		Total

(In millions of dollars)	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Selected Statements of Income data measure:
Revenue	—	—	12,769	12,400	2,073	1,703	(187)	(187)	14,655	13,916
Net income (loss)	1,558	1,592	1,528	1,316	105	171	(1,633)	(1,487)	1,558	1,592

As at December 31 (unaudited)	RCI [1]		RCCI [1,2]		Non-guarantor subsidiaries [1]		Consolidating adjustments [1]		Total

(In millions of dollars)	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Selected Statements of Financial Position data measure:
Current assets	29,982	27,186	28,825	26,326	10,089	9,929	(63,067)	(56,512)	5,829	6,929
Non-current assets	33,290	31,184	28,959	24,835	3,717	3,650	(29,832)	(27,744)	36,134	31,925
Current liabilities	30,993	27,264	32,942	28,167	9,378	9,294	(64,694)	(58,139)	8,619	6,586
Non-current liabilities	18,943	18,740	4,960	5,080	181	152	(1,272)	(1,278)	22,812	22,694

[1]	For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
[2]

Amounts recorded in current liabilities and non-current liabilities for RCCI do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI’s long-term debt.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

FIVE-YEAR SUMMARY OF CONSOLIDATED FINANCIAL RESULTS

(In millions of dollars, except per share amounts, subscriber count results, churn, ARPU, ARPA, percentages, and ratios)	As at or years ended December 31
	2021	2020	2019	2018 [1]	2017 [2]
Revenue
Wireless	8,768	8,530	9,250	9,200	8,569
Cable	4,072	3,946	3,954	3,932	3,894
Media	1,975	1,606	2,072	2,168	2,153
Corporate items and intercompany eliminations	(160)	(166)	(203)	(204)	(247)
Total revenue	14,655	13,916	15,073	15,096	14,369
Total service revenue	12,533	11,955	12,965	12,974	12,550
Adjusted EBITDA
Wireless	4,214	4,067	4,345	4,090	3,726
Cable	2,013	1,935	1,919	1,874	1,819
Media	(127)	51	140	196	127
Corporate items and intercompany eliminations	(213)	(196)	(192)	(177)	(170)
Total adjusted EBITDA	5,887	5,857	6,212	5,983	5,502
Net income	1,558	1,592	2,043	2,059	1,845
Adjusted net income	1,803	1,725	2,135	2,241	1,902
Cash provided by operating activities	4,161	4,321	4,526	4,288	3,938
Free cash flow	1,671	2,366	2,278	2,134	1,685
Capital expenditures	2,788	2,312	2,807	2,790	2,436
Earnings per share
Basic	$3.09	$3.15	$3.99	$4.00	$3.58
Diluted	$3.07	$3.13	$3.97	$3.99	$3.57
Adjusted earnings per share
Basic	$3.57	$3.42	$4.17	$4.35	$3.69
Diluted	$3.56	$3.40	$4.15	$4.34	$3.68
Statements of Financial Position:
Assets
Property, plant and equipment	14,666	14,018	13,934	11,780	11,143
Goodwill	4,024	3,973	3,923	3,905	3,905
Intangible assets	12,281	8,926	8,905	7,205	7,244
Investments	2,493	2,536	2,830	2,134	2,561
Other assets	8,499	9,401	7,427	6,894	5,637
Total assets	41,963	38,854	37,019	31,918	30,490
Liabilities and Shareholders’ Equity
Long-term liabilities	22,812	22,695	21,639	16,903	16,111
Current liabilities	8,619	6,586	5,964	6,836	6,883
Total liabilities	31,431	29,281	27,603	23,739	22,994
Shareholders’ equity	10,532	9,573	9,416	8,179	7,496
Total liabilities and shareholders’ equity	41,963	38,854	37,019	31,918	30,490
Subscriber count results (in thousands) [3]
Wireless subscribers [4]	11,297	10,943	10,840	10,783	10,482
Internet subscribers [5,6]	2,665	2,598	2,534	2,430	2,321
Ignite TV subscribers [7]	788	544	326	n/a	n/a
Customer relationships [6,7]	2,581	2,530	2,510	n/a	n/a
Additional Wireless metrics [3]
Postpaid churn (monthly)	0.95%	1.00%	1.11%	1.10%	1.20%
Blended ARPU (monthly)	$50.26	$50.75	$55.49	$55.64	$54.23
Additional Cable metrics
ARPA (monthly) [7]	$132.58	$130.70	$131.71	n/a	n/a
Penetration [7]	54.9%	55.3%	56.1%	n/a	n/a
Additional consolidated metrics
Revenue growth	5%	(8)%	–%	5%	5%
Adjusted EBITDA growth	1%	(6)%	4%	9%	9%
Dividends declared per share	$2.00	$2.00	$2.00	$1.92	$1.92
Dividend payout ratio of net income [3]	64.8%	63.4%	50.0%	48.0%	53.6%
Dividend payout ratio of free cash flow [3]	60.4%	42.7%	44.9%	55.8%	58.6%
Return on assets [3]	3.7%	4.1%	5.5%	6.5%	6.1%
Debt leverage ratio	3.4	3.0	2.9	2.5	2.7

[1]	2018 and prior reported figures have not been restated applying IFRS 16.
[2]	2017 reported figures have been restated applying IFRS 15.
[3]	As defined. See “Key Performance Indicators”.
[4]

Effective October 1, 2019, and on a prospective basis, we reduced our Wireless postpaid subscriber base by 53,000 subscribers to remove a low-ARPU public services customer that was in the process of migrating to another service provider. We believe adjusting our base for a customer of this size that migrates off our network provides a more meaningful reflection of the underlying organic performance of our Wireless business. Effective April 1, 2019, we adjusted our Wireless prepaid subscriber base to remove 127,000 subscribers as a result of a change to our deactivation policy from 180 days to 90 days to be more consistent within the industry.

[5]	Internet subscriber results include Smart Home Monitoring subscribers.
[6]

On September 30, 2020, we acquired approximately 2,000 Internet subscribers and customer relationships as a result of our acquisition of Ruralwave Inc., which are not included in net additions, but do appear in the ending total balance for 2020. On October 1, 2020, we acquired approximately 5,000 Internet subscribers and 6,000 customer relationships as a result of our acquisition of Cable Cable Inc., which are not included in net additions, but do appear in the ending total balance for December 31, 2020. On September 1, 2021, we acquired approximately 18,000 Internet subscribers and 20,000 customer relationships as a result of our acquisition of Seaside Communications, which are not included in net additions, but do appear in the ending total balance for December 31, 2021.

[7]

Ignite TV subscribers, customer relationships, ARPA, and penetration have not been presented for periods prior to 2018. We commenced using the aforementioned measures as key performance indicators in the first quarter of 2020. See “Key Performance Indicators”.

86     |   ROGERS COMMUNICATIONS INC.  2021 ANNUAL REPORT